

DAVIDE CAMPARI - MILANO S.p.A.


03050800

VIA FILIPPO TURATI 27 - 20121 MILANO - ITALIA TEL.: 026225.1 - FAX: 026225.312 - E-MAIL: DAVIDECAMPARI@CAMP

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
United States of America


SEC MAIL
PROCESSING
RECEIVED
MAY 05 2003
WASH. D.C.
755
SECTION

By Courier

May 2, 2003

Davide Campari-Milano S.p.A. (File No. 82-5203)
Rule 12(g)(3) – 2(b)(iii) Submission

SUPPL

Dear Sirs,

On behalf of Davide Campari - Milano S.p.A (the "Company"), and pursuant to the provisions of Rule 12(g)(3) – 2(b)(iii) of the Securities Exchange Act of 1934, please find enclosed:

1.) The statutory accounts of Davide Campari-Milano S.p.a. as approved by the Shareholder's Meeting held on April 30, 2003, in Italian. For a summary in English please refer to the English translation of the consolidated accounts mentioned at point (2) below, under the heading , "Parent Company's financial Statements";

2.) The consolidated accounts as at December 31, 2002, in Italian with an English translation thereof containing the following additional information;

   (a) Parent Company's financial Statement
   (b) Auditor's Report
   (c) Board of Statutory Auditor's Report;

PROCESSED
JUN 03 2003
THOMSON FINANCIAL

3.) A press release, in Italian and English announcing the approval, by the Shareholders of the 2002 accounts; and

4.) A copy of this letter which I request that you date, stamp and return in the provided stamped and addressed envelope.

If you have any questions regarding the enclosed submission, please contact me at the following telephone number: direct dial no. 00 39 02 6225 280.

5/29


GRUPPO
CAMPARI

Thank you for your co-operation and attention.

Yours faithfully

Stefano Saccardi
Officer Legal Affairs and Business Development
Davide Campari-Milano S.p.A.

Encs.


GRUPPO
CAMPARI

COMUNICATO STAMPA

L'ASSEMBLEA APPROVA ALL'UNANIMITA' IL BILANCIO

Il fatturato è cresciuto del 34% ed è raddoppiato nell'ultimo quinquennio

L'utile netto consolidato è cresciuto del 37%

Il dividendo è *confermato* a € 0,88 per *azione*

* * *

Approvata la proposta all'ordine del giorno dell'assemblea straordinaria

Milano, 30 aprile 2003 - L'assemblea degli Azionisti di Davide Campari-Milano S.p.A. **ha approvato oggi all'unanimità il bilancio relativo all'esercizio 2002**.

L'assemblea ha deliberato, sempre all'unanimità, la **distribuzione di un dividendo di € 0,88 per azione** al lordo delle ritenute di legge (invariato rispetto all'anno scorso), con stacco della cedola numero 3 il 19 maggio 2003 e in pagamento a partire dal 22 maggio 2003.

Il dividendo gode di credito d'imposta pieno.

Inoltre, l'assemblea ha deliberato all'unanimità l'attribuzione della **delega agli amministratori**, *ex* articolo 2420 *ter* cod. civ., **per l'emissione di obbligazioni non convertibili.**

Tale delega permette di ridurre la complessità operativa e i tempi di implementazione di un'eventuale emissione rispetto a un'approvazione tramite delibera assembleare.

Pertanto, questa facoltà si concilia con l'esigenza di sfruttare al meglio le opportunità che i mercati possono offrire, consentendo di intervenire con la necessaria tempestività nel momento in cui si rendesse necessario finanziare progetti di espansione.

Risultati consolidati 2002

Come già illustrato il 26 marzo, il 2002 si chiude con **risultati in forte crescita** grazie anche alle **due importanti acquisizioni** effettuate all'inizio dell'anno, Skyy Spirits, LLC, e Zedda Piras S.p.A. e Sella & Mosca S.p.A., la cui **integrazione è stata completata con successo** nel corso dell'esercizio.

Le vendite del Gruppo sono state pari a € 660,6 milioni, con una crescita del 33,7%.

La **crescita esterna è stata del 32,4%**, attribuibile a Skyy Spirits, LLC (per il 26%) e a Zedda Piras S.p.A. e Sella & Mosca S.p.A. (per il 6,3%).

La **crescita organica è stata del 5,1%** (1,3% dopo l'effetto cambi).

Con riferimento alla ripartizione geografica delle vendite, per il primo anno nella storia del Gruppo le **vendite internazionali hanno superato quelle del mercato italiano** (47,1% del fatturato), a dimostrazione del successo del Gruppo nel perseguimento di una strategia focalizzata sull'espansione internazionale.

Il **margine commerciale** è stato € 180,8 milioni, in **crescita del 32,5%** e con un'incidenza sui ricavi del 27,4%.

L'**EBITDA** è stato € 160,0 milioni, in **crescita del 39,7%** e con un'incidenza sui ricavi del 24,2%.

L'**EBITA** è stato € 142,4 milioni, in **crescita del 42,3%** e con un'incidenza sui ricavi del 21,6%.

L'**EBIT** è stato € 114,7 milioni, in **crescita del 29,4%**, con un'incidenza sui ricavi 17,4%.

L'**utile netto consolidato** è stato € 86,7 milioni, in **crescita del 36,7%**; a tale risultato ha contribuito anche la riduzione del carico fiscale attribuibile ai benefici della legge Tremonti *bis* per gli investimenti relativi alla realizzazione del nuovo stabilimento di Novi Ligure.

[illegible] al 31 dicembre 2002 ammonta a € 478,9 milioni

La variazione della posizione finanziaria netta rispetto al 31 dicembre 2001, quando era positiva per € 96,6 milioni, è attribuibile al finanziamento delle acquisizioni; peraltro, rispetto al 30 giugno 2002, quando era pari a € 239,4 milioni, l'indebitamento risulta significativamente ridotto grazie alla sostenuta generazione di cassa.

* * *

Allegato 1)
Gruppo Campari - conto economico consolidato 2002

	1 gennaio - 31 dicembre 2002		1 gennaio - 31 dicembre 2001		Variazione
	€ milioni	%	€ milioni	%	%
Vendite nette (1)	**660,6**	**100,0%**	**494,3**	**100,0%**	**33,7%**
Costo del venduto	(276,3)	-41,8%	(211,5)	-42,8%	30,6%
Margine lordo	**384,3**	**58,2%**	**282,8**	**57,2%**	**35,9%**
Pubblicità e promozioni	(130,8)	-19,8%	(91,3)	-18,5%	43,3%
Costi di vendita e distribuzione	(72,7)	-11,0%	(55,0)	-11,1%	32,2%
Margine commerciale	**180,8**	**27,4%**	**136,5**	**27,6%**	**32,5%**
Spese generali e amministrative	(43,3)	-6,6%	(31,6)	-6,4%	37,4%
Altri ricavi operativi	5,8	0,9%	0,7	0,1%	699,3%
Ammortamento avviamento e marchi	(27,8)	-4,2%	(11,4)	-2,3%	142,6%
Risultato operativo (EBIT) prima dei costi non ricorrenti	**115,5**	**17,5%**	**94,2**	**19,1%**	**22,6%**
Costi non ricorrenti	(0,8)	-0,1%	(5,6)	-1,1%	-85,5%
Risultato operativo (EBIT)	**114,7**	**17,4%**	**88,6**	**17,9%**	**29,4%**
Proventi (oneri) finanziari netti	(6,1)	-0,9%	3,2	0,6%	-292,7%
Utili (perdite) su cambi netti	8,2	1,2%	(3,9)	-0,8%	-310,8%
Altri proventi (oneri) non operativi	6,6	1,0%	6,1	1,2%	10,0%
Utile prima delle imposte	**123,4**	**18,7%**	**94,0**	**19,0%**	**31,3%**
Interessi di minoranza	(15,8)	-2,4%	0,0	0,0%	-
Utile prima delle imposte del Gruppo	**107,6**	**16,3%**	**94,0**	**19,0%**	**14,5%**
Imposte	(20,9)	-3,2%	(30,6)	-6,2%	-31,6%
Utile netto	**86,7**	**13,1%**	**63,4**	**12,8%**	**36,7%**
Ammortamenti materiali	(14,4)	-2,2%	(11,3)	-2,3%	27,0%
Ammortamenti immateriali	(30,9)	-4,7%	(14,5)	-2,9%	113,0%
Totale ammortamenti	**(45,3)**	**-6,9%**	**(25,8)**	**-5,2%**	**75,4%**
EBITDA prima dei costi non ricorrenti	**160,8**	**24,3%**	**120,0**	**24,3%**	**33,9%**
EBITDA	**160,0**	**24,2%**	**114,5**	**23,2%**	**39,7%**
EBITA prima dei costi non ricorrenti (2)	**143,2**	**21,7%**	**105,7**	**21,4%**	**35,6%**
EBITA (2)	**142,4**	**21,6%**	**100,1**	**20,3%**	**42,3%**

(1) Al netto di sconti e accise
(2) EBITA = EBIT prima dell'ammortamento di avviamento e marchi

Allegato 2)
Gruppo Campari - stato patrimoniale consolidato 2002

	31 dicembre 2002	31 dicembre 2001	Variazione
	€ milioni	€ milioni	€ milioni
Cassa e banche	103,5	177,8	(74,3)
Titoli negoziabili	4,2	46,4	(42,2)
Crediti verso clienti, al netto del fondo svalutazione	132,9	108,3	24,6
Rimanenze	94,9	64,4	30,5
Altre attività correnti	49,0	29,7	19,3
Totale attività correnti	**384,5**	**426,6**	**(42,1)**
Immobilizzazioni materiali nette	144,2	91,0	53,2
Avviamento, al netto dell'ammortamento	437,3	152,6	284,7
Altre immobilizzazioni immateriali, al netto dell'ammortamento	16,0	18,3	(2,3)
Partecipazioni	8,7	18,8	(10,1)
Altre attività non correnti	3,4	3,5	(0,1)
Azioni proprie	31,0	31,0	0,0
Totale attività non correnti	**640,6**	**315,2**	**325,4**
Totale attività	**1.025,1**	**741,8**	**283,3**
Debiti verso banche	122,1	114,1	8,0
Debiti verso fornitori	134,3	86,7	47,6
Altre passività correnti	53,7	44,0	9,7
Totale passività correnti	**310,1**	**244,8**	**65,3**
Debiti finanziari a medio - lungo termine	181,0	13,5	167,5
Trattamento di fine rapporto	13,1	10,9	2,2
Altre passività non correnti	32,0	40,0	(8,0)
Interessi di minoranza	10,0	2,3	7,7
Totale passività non correnti	**236,1**	**66,7**	**169,4**
Patrimonio netto	**478,9**	**430,3**	**48,6**
Totale passività e patrimonio netto	**1.025,1**	**741,8**	**283,3**

Il Gruppo Campari

Il Gruppo Campari è il sesto *player* mondiale nel settore degli *spirits*, presente in 190 paesi e con *leadership* nei mercati italiano e brasiliano e posizioni di primo piano negli USA, in Germania e in Svizzera. Il Gruppo, anche a seguito di un'intensa strategia di acquisizioni a livello internazionale perseguita negli ultimi anni, vanta un portafoglio ricco e articolato su tre importanti segmenti: *spirits*, *wines* e *soft drinks*. Il portafoglio prodotti di proprietà include *brands* di grande notorietà internazionale come Campari, SKYY Vodka, Cynar e Cinzano e marchi *leader* in mercati locali come CampariSoda, Campari Mixx, Crodino, Sella & Mosca, Zedda Piras, Biancosarti, Lemonsoda, Oransoda e Pelmosoda in Italia, SKYY Blue negli Stati Uniti, Ouzo 12 in Grecia e in Germania, Dreher, Old Eight, Drury's e Liebraumilch in Brasile e Gregson's in Uruguay. Il Gruppo impiega circa 1.350 persone e, dal luglio 2001, le azioni ordinarie della capogruppo Davide Campari-Milano S.p.A. sono quotate al Mercato Telematico Azionario organizzato e gestito da Borsa Italiana S.p.A. (Reuters CPR.MI, Bloomberg CPR IM).

PER ULTERIORI INFORMAZIONI:

Investor Relations
Chiara Garavini
Tel.: +39 02 6225 330
Email: investor.relations@campari.com

Website: www.campari.com

Public Relations
Chiara Bressani
Tel.: +39 02 6225 206
Email: chiara.bressani@campari.com

Moccagatta Pogliani & Associati
Tel.: +39 02 8693806
Email: segreteria@moccagatta.it


GRUPPO
CAMPARI

PRESS RELEASE

SHAREHOLDERS' MEETING APPROVED UNANIMOUSLY 2002 ACCOUNTS

Consolidated net turnover up 34%, doubling the Company's size in the past five years

Consolidated net income up 37%

Dividend was confirmed at € 0.88 per share

* * *

The agenda for the extraordinary shareholders' meeting was approved

Milan, 30 April 2003 - Today, the shareholders' meeting of Davide Campari-Milano S.p.A. **adopted unanimously the Company's 2002 accounts**.

The meeting approved unanimously **a dividend of € 0.88 per share** gross of all applicable withholding taxes (unchanged to last year), payable as from 22 May 2003, with detachment of coupon n.3 to take place on 19 May 2003.

The dividend has full tax credit.

Moreover, the meeting approved unanimously the granting of **powers to the Directors to issue non convertible bonds,** under article 2420 *ter* of the Italian Civil Code.

The power of attorney is aimed to reduce significantly the complexity and implementation timeframe for an issuing of bonds compared to an approval by shareholders' resolution.

Therefore, the Company will be better positioned to exploit timely any opportunities offered by financial markets, whenever it may wish to raise debt to finance future expansion plans.

2002 consolidated results

As announced on 26 March, 2002 closed with **strongly growing results**, thanks also to the **two important acquisitions** completed early in the year: Skyy Spirits, LLC and Zedda Piras S.p.A. and Sella & Mosca S.p.A., **whose integration was successfully completed** during the year.

Group sales were € 660.6 million, up 33.7%.

External growth was 32.4%, attributable to Skyy Spirits, LLC (for 26%) and to Zedda Piras S.p.A. and Sella & Mosca S.p.A. (for 6.3%).

Organic growth was 5.1% (1.3% after exchange rate effect).

As to sales breakdown by geographic areas, for the first year in the Group's history **sales on international markets overtook those on the Italian market** (47.1% of consolidated net sales), demonstrating the Group's success in the pursuit of its strategy, focused on international expansion.

Trading profit was € 180.8 million, **up 32.5%,** with a percentage of sales of 27.4%.

EBITDA was €160.0 million, **up 39.7%,** with a percentage of sales of 24.2%.

EBITA was €142.4 million, **up 42.3%,** with a percentage of sales of 21.6%.

EBIT was € 114.7 million, up **29.4%**, with a percentage of sales of 17.4%.

Consolidated net income was € 86.7 million, **up 36.7%**; a contribution to this result came, among other things, from the tax cuts provided by the Tremonti *bis* law investments pertaining to the construction of the new plant in Novi Ligure.

Consolidated shareholders' equity as of 31 December 2002 amounted to € 478.9 million.

As of 31 December 2002 **net financial debt** was € 198.8 million.

The change in the net financial position from 31 December 2001, when it was positive for € 96.6 million, is due to payments for the acquisitions made; it should be noted that the Group's debt has been significantly reduced from € 239.4 million as of 30 June 2002, thanks to considerable cash generation.

* * *

Annex A)
Campari Group - 2002 consolidated income statement

	1 January - 31 December 2002		1 January - 31 December 2001		Change
	€ million	%	€ million	%	%
Net revenues (1)	**660.6**	**100.0%**	**494.3**	**100.0%**	**33.7%**
Cost of sales	(276.3)	-41.8%	(211.5)	-42.8%	30.6%
Gross Margin	**384.3**	**58.2%**	**282.8**	**57.2%**	**35.9%**
Advertising and promotion	(130.8)	-19.8%	(91.3)	-18.5%	43.3%
Selling and distribution expenses	(72.7)	-11.0%	(55.0)	-11.1%	32.2%
Trading margin	**180.8**	**27.4%**	**136.5**	**27.6%**	**32.5%**
General and administrative expenses	(43.3)	-6.6%	(31.6)	-6.4%	37.4%
Other operating income	5.8	0.9%	0.7	0.1%	699.3%
Amortisation of goodwill and trademarks	(27.8)	-4.2%	(11.4)	-2.3%	142.6%
EBIT before non-recurring expenses	**115.5**	**17.5%**	**94.2**	**19.1%**	**22.6%**
Non-recurring expenses	(0.8)	-0.1%	(5.6)	-1.1%	-85.5%
EBIT after non-recurring expenses	**114.7**	**17.4%**	**88.6**	**17.9%**	**29.4%**
Net interest income (charges)	(6.1)	-0.9%	3.2	0.6%	-292.7%
Exchange-rate gains (losses), net	8.2	1.2%	(3.9)	-0.8%	-310.8%
Other non operating income (charges)	6.6	1.0%	6.1	1.2%	10.0%
Income before taxes	**123.4**	**18.7%**	**94.0**	**19.0%**	**31.3%**
Minority interests	(15.8)	-2.4%	0.0	0.0%	-
Group income before taxes	**107.6**	**16.3%**	**94.0**	**19.0%**	**14.5%**
Taxes	(20.9)	-3.2%	(30.6)	-6.2%	-31.6%
Net income	**86.7**	**13.1%**	**63.4**	**12.8%**	**36.7%**
Depreciation	(14.4)	-2.2%	(11.3)	-2.3%	27.0%
Amortisation of goodwill, trademarks and other intangibles	(30.9)	-4.7%	(14.5)	-2.9%	113.0%
Total depreciation and amortisation	**(45.3)**	**-6.9%**	**(25.8)**	**-5.2%**	**75.4%**
EBITDA before non-recurring expenses	**160.8**	**24.3%**	**120.0**	**24.3%**	**33.9%**
EBITDA	**160.0**	**24.2%**	**114.5**	**23.2%**	**39.7%**
EBITA before non-recurring expenses (2)	**143.2**	**21.7%**	**105.7**	**21.4%**	**35.6%**
EBITA (2)	**142.4**	**21.6%**	**100.1**	**20.3%**	**42.3%**

(1) Net of discounts and excise duty
(2) EBITA = EBIT before amortisation of goodwill and trademarks

Annex B)
Campari Group - 2002 consolidated balance sheet

	31 December 2002	31 December 2001	Change
	€ million	€ million	€ million
Cash and banks	103.5	177.8	(74.3)
Marketable securities	4.2	46.4	(42.2)
Accounts receivable, net of devaluation reserve	132.9	108.3	24.6
Inventories	94.9	64.4	30.5
Other current assets	49.0	29.7	19.3
Total current assets	**384.5**	**426.6**	**(42.1)**
Tangible assets	144.2	91.0	53.2
Goodwill	437.3	152.6	284.7
Other intangible assets	16.0	18.3	(2.3)
Financial assets	8.7	18.8	(10.1)
Other non-current assets	3.4	3.5	(0.1)
Treasury	31.0	31.0	0.0
Total non-current assets	**640.6**	**315.2**	**325.4**
Total assets	**1,025.1**	**741.8**	**283.3**
Short-term financial debt	122.1	114.1	8.0
Accounts payable	134.3	86.7	47.6
Other current liabilities	53.7	44.0	9.7
Total current liabilities	**310.1**	**244.8**	**65.3**
Medium and long term loans	181.0	13.5	167.5
Employee's termination pay	13.1	10.9	2.2
Other non-current liabilities	32.0	40.0	(8.0)
Minority interests	10.0	2.3	7.7
Total non-current liabilities	**236.1**	**66.7**	**169.4**
Shareholders' equity	**478.9**	**430.3**	**48.6**
Total liabilities and shareholders' equity	**1,025.1**	**741.8**	**283.3**

The Campari Group

The Campari Group is the sixth player in the global spirits sector, trading in over 190 markets around the world with a leading position in the Italian and Brazilian markets and a strong presence in the USA, Germany and Switzerland. Following an intensive acquisition campaign undertaken over the last few years, the Group has an extensive portfolio that spans three business segments: spirits, wines and soft drinks. The Group's portfolio includes a combination of strong international brands, such as Campari, SKYY Vodka, Cynar and Cinzano and leading local brands, such as CampariSoda, Campari Mixx, Crodino, Sella & Mosca, Zedda Piras, Biancosarti, Lemonsoda, Oransoda and Pelmosoda in Italy, SKYY Blue in the United States, Ouzo 12 in Greece and in Germany, Dreher, Old Eight, Drury's and Liebfraumilch in Brazil and Gregson's in Uruguay. The Group has about 1,350 employees, and shares of the parent company Davide Campari-Milano S.p.A have been listed on the Milan stock exchange since July 2001 (Reuters CPR.MI, Bloomberg CPR IM).

FOR FURTHER INFORMATION:

Investor enquiries:
Chiara Garavini
Tel.: +39 02 6225 330
Email: investor.relations@campari.com

Website: www.campari.com

Media enquiries:
Chiara Bressani
Tel.: +39 02 6225 206
Email: chiara.bressani@campari.com

Moccagatta Pogliani & Associati
Tel.: +39 02 8693806
Email: segreteria@moccagatta.it


SEC MAIL PROCESSING
RECEIVED
MAY 05 2003
WASH, D.C.
SECTION

Davide Campari-Milano S.p.A.

Bilancio consolidato al 31 dicembre 2002


GRUPPO
CAMPARI

Indice

Organi sociali....5
Relazione sulla gestione....7
Introduzione....9
Eventi significativi....9
Acquisizione di Skyy Spirits, LLC....9
Acquisizione del gruppo Zedda Piras....9
Nuovo stabilimento di Novi Ligure....10
Private placement....10
Campari Mixx....10
Distribuzione negli Stati Uniti della *tequila* 1800....10
Costituzione di una nuova *joint-venture*, Fior Brands Ltd.....11
Cessione di Immobiliare Vassilli 1981 S.r.l.....11
Aumento della partecipazione in Longhi & Associati S.r.l.....11
Riduzione del capitale di Campari Holding S.A. e successiva fusione in Campari Schweiz A.G.....11
Situazione economico - finanziaria del Gruppo....11
Andamento delle vendite....11
Conto economico riclassificato....17
Redditività per area di *business*....20
Situazione patrimoniale....22
Posizione finanziaria netta del Gruppo....23
Investimenti....24
Campari in borsa....24
Possesso e acquisto di azioni proprie e della controllante....26
Piano di *stock options* e azioni proprie....26
Attività di ricerca e sviluppo....27
Rapporti con parti correlate....27
Corporate Governance....28
Eventi successivi alla chiusura dell'esercizio....29
Sottoscrizione di un accordo con i sindacati....29
Entrata del titolo Campari nel Midex....29
Joint-venture per il mercato spagnolo....29
Lancio di Campari Mixx in Germania e Austria....29
Fusione per incorporazione di Francesco Cinzano & C.ia S.p.A.....29
Lancio di SKYY Berry, SKYY Spiced e SKYY Vanilla negli Stati Uniti....29
Evoluzione prevedibile della gestione....30
Bilancio consolidato al 31 dicembre 2002....31
Prospetti di bilancio....31
Nota integrativa....35
Allegati al bilancio consolidato al 31 dicembre 2002....57
Elenco delle partecipazioni....58
Stato patrimoniale riclassificato....60
Conto economico riclassificato....61
Rendiconto finanziario....62

Organi sociali

Consiglio di Amministrazione [1]

Luca Garavoglia	Presidente
Jörn Böttger	Amministratore Delegato e Chief Operating Officer Italy
Carlo P. Campanini Bonomi	Amministratore [2]
Matteo D'Asta	Amministratore [3]
Cesare Ferrero	Amministratore e membro del Comitato Audit
Franzo Grande Stevens	Amministratore e membro del Comitato Remunerazione e Nomine
Paolo Marchesini	Amministratore e Chief Financial Officer
Marco P. Perelli-Cippo	Amministratore Delegato e Chief Executive Officer
Giovanni Rubboli	Amministratore, membro del Comitato Audit e membro del Comitato Remunerazione e Nomine
Renato Ruggiero	Amministratore e membro del Comitato Remunerazione e Nomine [2] [4]
Stefano Saccardi	Amministratore Delegato e *Officer Legal Affairs and Business Development*
Vincenzo Visone	Amministratore e Chief Operating Officer International
Marco Vitale	Amministratore e membro del Comitato Audit
Machiel Anton Zondervan	Amministratore

Con delibera del 2 maggio 2001 l'assemblea ha confermato Presidente Luca Garavoglia, per una durata triennale e fino ad approvazione del bilancio dell'esercizio 2003, con i poteri di legge e statutariamente previsti.

Con delibera del 7 maggio 2001 il Consiglio di Amministrazione ha conferito agli Amministratori Delegati Marco P. Perelli-Cippo, Stefano Saccardi e Jörn Böttger i seguenti poteri per una durata triennale e fino ad approvazione del bilancio dell'esercizio 2003:

- con firma singola: poteri di ordinaria rappresentanza e gestione, entro limiti di valore o temporali determinati per ciascuna categoria di atti;
- con firma abbinata a due: poteri di rappresentanza e gestione per determinate categorie di atti, entro limiti di valore o temporali considerati eccedenti l'attività ordinaria.

Collegio Sindacale [5]

Umberto Tracanella	Presidente
Marco di Paco	Sindaco Effettivo
Antonio Ortolani	Sindaco Effettivo
Angeloguido Mainardi	Sindaco Supplente
Giuseppe Pajardi	Sindaco Supplente
Mario Tracanella	Sindaco Supplente

Società di revisione [6]

Reconta Ernst & Young S.p.A.

(1) In carica sino all'approvazione del bilancio dell'esercizio 2003, come da delibera del 2 maggio 2001.
(2) In carica a seguito delle dimissioni degli Amministratori Geert Gaamat e Nicolaas J.M. Kramer per cooptazione intervenuta il 4 marzo 2002, successivamente ratificata dall'assemblea del 30 aprile 2002.
(3) Nominato dall'assemblea del 30 aprile 2002, a seguito della scomparsa di Vincenzo Caianiello, Amministratore e membro del Comitato Remunerazione e Nomine.
(4) Nominato membro del Comitato Remunerazione e Nomine dal Consiglio di Amministrazione del 13 maggio 2002.
(5) In carica sino all'approvazione del bilancio dell'esercizio 2003, come da delibera del 2 maggio 2001
(6) Incarico per la revisione dei bilanci degli esercizi 2001, 2002 e 2003 conferito dall'assemblea del 1 marzo 2001.

Bilancio consolidato al 31 dicembre 2002

Relazione sulla gestione

Introduzione

Se l'esercizio 2001 è stato un punto di svolta nella storia del Gruppo Campari per la rilevanza strategica tanto delle acquisizioni portate a termine quanto del successo ottenuto nell'operazione di quotazione, il 2002 è da considerare come un esercizio estremamente positivo in quanto sono stati raggiunti tutti gli obiettivi prioritari, tanto in termini di conseguimento di risultati economici quanto di realizzazione di attività, tra cui è opportuno ricordare:

- il pieno consolidamento nella struttura del Gruppo di Skyy Spirits, LLC, le cui vendite nel 2002 hanno rappresentato più di un quinto delle vendite consolidate, e che ha consentito al Gruppo di trarre tangibili benefici in termini di crescita dimensionale e diversificazione geografica e merceologica;
- l'integrazione di Zedda Piras S.p.A. e Sella & Mosca S.p.A., realizzata dedicando particolare attenzione alla massimizzazione delle sinergie commerciali nel rispetto delle peculiarità della struttura distributiva del mercato vinicolo;
- la costruzione del nuovo stabilimento di Novi Ligure, che, nel pieno rispetto di un programma di lavori assai ambizioso, a fine dicembre risultava essere completamente edificato e il cui avvio definitivo dell'operatività è previsto per la seconda metà del 2003;
- la conclusione, con esito oltremodo favorevole, del collocamento sul mercato americano di *senior guaranteed notes* per un ammontare di US$ 170 milioni e per vita media compresa tra 5 e 10 anni, che ha aperto la via ad uno dei mercati dei capitali di debito più ampi e interessanti;
- il lancio di SKYY Blue e Campari Mixx nel dinamico segmento dei *ready to drink* (*RTD*), che evidenzia tassi di crescita molto interessanti in molti mercati.

Per quanto concerne i risultati economici, la *performance* del Gruppo Campari nel 2002 può essere così sintetizzata:

	in € milioni		
	2002	2001	Variazione %
Vendite al netto di sconti e accise	660,6	494,3	33,7%
EBITDA	160,0	114,5	39,7%
EBITA	142,4	100,1	42,3%
EBIT	114,7	88,6	29,4%
Utile netto del Gruppo	86,7	63,4	36,7%

Eventi significativi

Acquisizione di Skyy Spirits, LLC

Il 15 gennaio 2002 Redfire, Inc., direttamente controllata da Davide Campari-Milano S.p.A., ha perfezionato l'acquisto di un'ulteriore partecipazione del 50% in Skyy Spirits, LLC, società con sede operativa a San Francisco, e già iscritta tra le partecipazioni di minoranza, divenendone quindi azionista di controllo con una partecipazione complessiva del 58,9%.
Il contratto prevede inoltre opzioni di acquisto da parte di Redfire, Inc. e di vendita da parte dei detentori, delle residue partecipazioni, negli esercizi futuri, a prezzi correlati ai risultati raggiunti nei prossimi esercizi.
La società acquisita distribuisce negli Stati Uniti oltre ai principali marchi propri (SKYY Vodka e SKYY Citrus), anche alcuni rilevanti marchi di terzi (tra cui in particolare la *tequila* 1800, lo *Scotch Whisky* Cutty Sark e *brand* del Gruppo Campari, tra cui Campari, Cinzano e Ouzo 12.
La società sviluppa direttamente l'attività commerciale e di *marketing* per i propri prodotti sul mercato statunitense, mentre l'attività di produzione è terzializzata, operando tuttavia la società uno stretto controllo di qualità sull'attività dei terzi contraenti.
Nel marzo 2002 è stato lanciato negli USA, in collaborazione con SABMiller, seconda *brewery* statunitense, SKYY Blue, un *RTD* a supporto del quale sono stati stanziati importanti investimenti di *marketing*.
Il corrispettivo dell'operazione, US$ 207,5 milioni (al cambio del *closing* € 235,4 milioni ca.), è stato pagato in contanti e finanziato in parte con mezzi propri e in parte con indebitamento bancario.
La società viene consolidata integralmente nei conti del Gruppo a decorrere dal 1 gennaio 2002; tale consolidamento genera un *goodwill*, ammortizzato in quote costanti su un periodo di 20 anni, periodo ritenuto congruo in relazione all'importanza dei marchi e dei diritti che ha portato in dote la società.

Acquisizione del gruppo Zedda Piras

Il 6 febbraio 2002 Campari-Crodo S.p.A. ha perfezionato l'acquisizione del 100% di Zedda Piras S.p.A., società con sede operativa ad Alghero, che controllava a quella data il 67,62% di Sella & Mosca S.p.A.

Quest'ultima a sua volta controlla il 93,66% circa di Qingdao Sella & Mosca Winery Co. Ltd., *joint-venture* commerciale in Cina con *partner* locali, e il 100% di Société civile du Domaine de la Margue, uno *chateau* francese con circa 80 ettari di vigneti.
Il valore complessivo dell'operazione è stato di € 68,2 milioni, a cui si aggiunge un indebitamento finanziario netto del gruppo acquisito di € 21,8 milioni.
L'acquisizione, il cui corrispettivo è stato pagato in contanti, è stata finanziata con indebitamento bancario.
Il 26 giugno 2002 è stato perfezionato l'acquisto, da parte di Zedda Piras S.p.A., di un'ulteriore quota di Sella & Mosca S.p.A., pari al 10% della stessa, per un controvalore di € 3,8 milioni.
Le società acquisite, entrate nel perimetro di consolidamento a decorrere dal 1 gennaio 2002, generano un *goodwill* ammortizzato in quote costanti su un periodo di 20 anni, periodo ritenuto congruo in relazione all'importanza dei marchi e dei diritti che hanno portato in dote le società acquisite.

Nuovo stabilimento di Novi Ligure

All'inizio del 2002 Campari-Crodo S.p.A. ha dato avvio ai lavori per la realizzazione di un nuovo stabilimento a Novi Ligure, edificato su di una superficie complessiva di circa 200 mila metri quadrati e per il quale è previsto un investimento globale superiore a € 50 milioni.
Alla fine del 2002 le opere edili risultano essere sostanzialmente ultimate e, secondo quanto previsto nei piani iniziali, sono stati portati a termine complessivamente investimenti per circa € 34 milioni.
Novi Ligure, oltre ad avere un'ubicazione molto favorevole per quanto concerne l'aspetto logistico, rientra nella zona idonea alla produzione dello spumante Asti, di cui al relativo disciplinare.
Il nuovo stabilimento, che rientra in un più ampio progetto di riorganizzazione dell'assetto industriale del Gruppo, in una prima fase verrà destinato alle produzioni degli spumanti e dei *vermouth* Cinzano, a tutt'oggi affidata interamente a terzi.
Successivamente, in un arco temporale compreso tra il 2003 ed il 2006, al fine di razionalizzare gli attuali processi di produzione e imbottigliamento, saranno progressivamente trasferite a Novi Ligure le produzioni oggi svolte presso gli stabilimenti di Sesto San Giovanni e di Termoli.
Lo *start-up* operativo della nuova unità produttiva è previsto per il mese di giugno 2003 con lo stoccaggio dei vini per il *vermouth*, mentre l'attività di imbottigliamento inizierà a gennaio 2004.

Private placement

Il 15 luglio 2002 il Gruppo Campari ha annunciato il collocamento sul mercato americano di *senior guaranteed notes* per un ammontare di US$ 170 milioni, emesse da Redfire, Inc. con l'obiettivo di rifinanziare il debito assunto per l'acquisizione del controllo di Skyy Spirits, LLC.

La transazione, strutturata su tre *tranches* di US$ 20, 50 e 100 milioni, e con scadenze rispettivamente pari a 7 anni (vita media 5 anni), 10 anni (vita media 7,5 anni) e 10 anni "*bullet*", ha una cedola fissa per le tre *tranches* pari rispettivamente al 5,67%, 6,17% e 6,49%.

Successivamente, è stata conclusa un'operazione di *swap* che ha trasformato, per le due prime *tranches*, tali tassi fissi in tassi variabili corrispondenti al tasso variabile 6 mesi US$ LIBOR maggiorato rispettivamente di uno *spread* di circa 86 e 87 *basis points*; per la *tranche* di US$ 100 milioni con scadenza 10 anni *bullet*, attraverso operazioni sul mercato dei tassi, si è provveduto ad abbassare il costo del finanziamento da 6,49% a 5,325%.

Campari Mixx

Nel corso dell'estate il Gruppo ha lanciato Campari Mixx, nuovo prodotto a marchio Campari che si posiziona nel segmento dei *RTD*.
Campari Mixx è una bevanda a base di Campari, a bassa gradazione alcolica (6,5% di alcol), dal sapore fruttato, prodotto in bottiglie da 275 ml, con un *packaging* di forte impatto estetico e un'elevata riconoscibilità del *brand* Campari.
La categoria dei *RTD*, che in alcuni mercati, quali USA e UK, ha già raggiunto dimensioni rilevanti, evidenzia tassi di crescita estremamente interessanti in molti paesi.
Nel 2002 il lancio di Campari Mixx, sostenuto da consistenti investimenti pubblicitari e promozionali, è stato realizzato sul mercato italiano e su quello svizzero.
Per il 2003 è previsto un allargamento distributivo tramite il lancio del prodotto in nuovi mercati.
In tal senso, nel marzo 2003 Campari International S.A.M. ha finalizzato due contratti per la commercializzazione di Campari Mixx in Germania e in Austria, per cui si rimanda nel paragrafo Eventi successivi alla chiusura dell'esercizio.

Distribuzione negli Stati Uniti della *tequila* 1800

Nell'agosto 2002 il Gruppo Campari ha annunciato un importante accordo che permetterà un rafforzamento della presenza nel mercato americano.

Tramite Skyy Spirits, LLC, il Gruppo ha infatti ottenuto, per una durata di 5 anni, diritti di esclusiva per il *marketing* e la distribuzione negli Stati Uniti delle marche di *tequila* Reserva 1800 e Gran Centenario, entrambe di proprietà del primo produttore mondiale di *tequila*.

Costituzione di una nuova *joint-venture*, Fior Brands Ltd.

Il 13 maggio 2002 il Gruppo ha costituito una nuova *joint-venture* con Morrison Bowmore Distillers Ltd., società del gruppo giapponese Suntory, per la promozione e la distribuzione nel Regno Unito di prodotti appartenenti al portafoglio di entrambe le società, quali Campari, Cinzano e SKYY Vodka da parte del Gruppo Campari e Bowmore e Midori da parte di Morrison Bowmore.

Cessione di Immobiliare Vassilli 1981 S.r.l.

Il 20 marzo 2002 è stata ceduta a terzi la partecipazione in Immobiliare Vassilli 1981 S.r.l., detenuta da Lacedaemon Holding B.V. e ritenuta non strategica nell'ambito del Gruppo.

Aumento della partecipazione in Longhi & Associati S.r.l.

Il 20 marzo 2002 Lacedaemon Holding B.V. ha incrementato la quota detenuta in Longhi & Associati S.r.l., che è passata dal 30% al 40%.

Riduzione del capitale di Campari Holding S.A. e successiva fusione in Campari Schweiz A.G.

Il 27 giugno 2002 Campari Holding S.A., direttamente controllata dalla Capogruppo, è stata fusa nella propria controllata Campari Schweiz A.G.
L'operazione è stata eseguita mediante l'annullamento di 13.000 delle 15.000 azioni in circolazione per un valore nominale di CHF 1.000 e corrispondente rimborso al socio Davide Campari-Milano S.p.A.
Dall'operazione di rimborso del capitale in esubero è derivato un utile, pari a € 5,4 milioni, in capo alla Capogruppo e al Gruppo, generatosi dalla differenza tra il cambio corrente del giorno dell'operazione rispetto al cambio storico, a cui la partecipazione, valutata al costo, era iscritta.

Situazione economico - finanziaria del Gruppo

Andamento delle vendite

Tutti i valori relativi alle vendite riportati nel presente paragrafo, siano essi definiti come vendite nette o anche semplicemente come vendite, sono sempre espressi al netto di accise e sconti.

Evoluzione generale delle vendite e impatto della crescita esterna
Nell'esercizio chiuso al 31 dicembre 2002, le vendite consolidate del Gruppo hanno raggiunto € 660,6 milioni, evidenziando una crescita del 33,7% rispetto all'anno precedente, in cui erano state pari a € 494,3 milioni.
Come evidenziato nella tabella sottostante, l'impatto delle recenti acquisizioni, il cui consolidamento ha avuto avvio dal 1 gennaio 2002, è stato determinante, rappresentando il 32,4% della crescita complessiva; la crescita organica dei prodotti in portafoglio è stata del 5,1%, mentre l'evoluzione dei tassi di cambio è stata particolarmente sfavorevole e ha determinato una variazione negativa sulle vendite pari al 3,8%.
L'effetto cambi negativo è stato determinato quasi esclusivamente dal Real brasiliano, il cui deprezzamento medio nei confronti del € nel corso del 2002 è stato pari al 32,4% rispetto al 2001.
La crescita organica delle vendite del Gruppo, se misurata al netto di tale effetto cambi negativo, è stata conseguentemente del 1,3%.

Analisi della variazione delle vendite	€ milioni	in % su 2001
- vendite 2002	660,6	
- vendite 2001	494,3	
Variazione totale	166,3	33,7%
di cui:		
- acquisizione Skyy Spirits, LLC	128,4	26,0%
- acquisizione Zedda Piras S.p.A. e Sella & Mosca S,p,A,	31,4	6,3%
- acquisizione brasiliana (non consolidata a gennaio 2001)	0,4	0,1%
- subtotale crescita per acquisizioni	160,2	32,4%
- crescita organica al lordo di effetto cambio	25,1	5,1%
- effetto variazioni cambio	-19,0	-3,8%
Variazione totale	166,3	33,7%

Per quanto concerne la crescita per linee esterne, la tabella sottostante evidenzia, per ciascuna acquisizione, le vendite delle principali linee di prodotto e la crescita percentuale generata per effetto del loro primo consolidamento.

Dettaglio delle vendite relative alle acquisizioni 2002	€ milioni	in % su 2001
SKYY Vodka + SKYY Citrus	88,1	17,8%
Altri *spirits* marchi di terzi	40,3	8,2%
Subtotale acquisizione Skyy Spirits, LLC	128,4	26,0%
Mirto di Sardegna e altri liquori tipici Zedda Piras	10,6	2,2%
Wines Sella & Mosca	20,5	4,1%
Altre vendite	0,3	0,1%
Subtotale acquisizione Zedda Piras S.p.A. e Sella & Mosca S.p.A.	31,4	6,3%
Dreher	0,2	0,0%
Admix whiskies	0,1	0,0%
Altre vendite acquisizione brasiliana	0,1	0,0%
Subtotale acquisizione brasiliana (solo gennaio 2002)	0,4	0,1%
Totale crescita per acquisizioni	160,2	32,4%

Il consolidamento di Skyy Spirits, LLC ha generato un incremento delle vendite di € 128,4 milioni, che rappresenta una crescita del 26,0%; in particolare le vendite di *vodka* (SKYY Vodka e SKYY Citrus) sono state pari a € 88,1 milioni, mentre le vendite di altri prodotti importati e commercializzati sul mercato statunitense sono state pari a € 40,3 milioni.
Tali vendite di marchi di terzi sono principalmente imputabili allo *Scotch Whisky* Cutty Sark, per € 25,5 milioni, e alla *tequila* 1800, distribuita soltanto a partire dal mese ottobre, per € 9,7 milioni.
È opportuno ricordare che, antecedentemente l'ottenimento del controllo di Skyy Spirits, LLC, avvenuto nel mese di gennaio 2002, il Gruppo deteneva, sin dal 1998, una partecipazione di minoranza nella società e, come tale, le sue vendite erano escluse dal perimetro di consolidamento.
Tuttavia, in virtù di accordi commerciali raggiunti contestualmente all'acquisto della quota di minoranza, il Gruppo era già distributore esclusivo di SKYY Vodka in tutti i mercati mondiali, con l'esclusione del mercato domestico (gli Stati Uniti); e Skyy Spirits, LLC distribuiva già nel mercato statunitense Campari e altri prodotti del Gruppo.
Pertanto le vendite relative a tali accordi commerciali (SKYY Vodka al di fuori degli Stati Uniti e i prodotti del Gruppo Campari negli Stati Uniti) risultavano già precedentemente consolidate e, come tali, rilevano per la parte organica del *business*.
E' opportuno ricordare inoltre che le vendite del *RTD* SKYY Blue non entrano nel perimetro di consolidamento del Gruppo, in quanto la produzione e la commercializzazione del prodotto sono state affidate a SABMiller; Skyy Spirits, LLC, proprietaria del marchio, percepisce e contabilizza le *royalties* maturate, al netto delle contribuzioni al finanziamento degli oneri relativi all'investimento di *marketing* sostenuti da SABMiller.
L'accordo in vigore prevede per Skyy Spirits, LLC, il percepimento, per gli esercizi 2002 e 2003, di un importo minimo di *royalties,* al netto delle contribuzioni *marketing,* di US$ 5 milioni per anno.
L'andamento delle vendite di SKYY Vodka sul mercato statunitense è stato positivo e, in particolare, il tasso di crescita delle *depletions* (ovvero delle vendite dei grossisti al *trade*) è stato ancora una volta a doppia cifra.
Il consolidamento delle vendite relative all'acquisizione di Zedda Piras S.p.A. e Sella & Mosca S.p.A. ha avuto nel corso del 2002 un impatto di € 31,4 milioni e ha generato una crescita pari al 6,3% delle vendite 2001.
Le vendite dei vini Sella & Mosca sono state pari a € 20,5 milioni, di cui il 84% realizzato sul mercato italiano e il 16% sui mercati esteri.
Dal mese di maggio l'attività di vendita dei vini Sella & Mosca nei mercati internazionali è stata assunta da Campari International S.A.M.
Le vendite di Mirto di Sardegna e degli altri liquori Zedda Piras, realizzate quasi totalmente sul mercato italiano, sono state di € 10,6 milioni.
Dal mese di maggio la commercializzazione dei prodotti Zedda Piras, con l'esclusione della Sardegna, è passata alla rete commerciale di Campari Italia S.p.A.
Relativamente a questa acquisizione, le vendite del 2002 hanno evidenziato un *trend* di crescita per entrambi i prodotti in linea con le aspettative: più elevato per il Mirto di Sardegna e più contenuto per i vini Sella & Mosca.
La crescita per acquisizioni include infine, per € 0,4 milioni, le vendite, relative al solo mese di gennaio 2002, dei marchi entrati nel portafoglio prodotti del Gruppo in seguito all'acquisizione brasiliana dello scorso anno e consolidati soltanto dal mese di febbraio 2001.

Vendite per area geografica

La tabella seguente evidenzia la ripartizione e l'andamento delle vendite per area geografica.

	2002		2001		Variazione %
	€ milioni	%	€ milioni	%	2002 / 2001
Italia	311,0	47,1%	263,5	53,3%	18,0%
Europa	127,3	19,3%	131,2	26,5%	-2,9%
Americhe	200,2	30,3%	76,7	15,5%	161,0%
Resto del mondo	22,1	3,3%	22,9	4,6%	-3,5%
Totale	660,6	100,0%	494,3	100,0%	33,7%

In Italia le vendite del 2002 sono state pari a € 311,0 milioni e hanno evidenziato una crescita complessiva del 18% rispetto all'anno precedente.
E' opportuno sottolineare che tale sviluppo è stato determinato, da un lato dall'impatto dell'acquisizione di Zedda Piras S.p.A. e Sella & Mosca S.p.A., pari al 11,1%, e dall'altro dalla robusta crescita organica, pari al 6,9%.
In particolare, le vendite 2002 sul mercato domestico hanno beneficiato:
- del lancio del *RTD* Campari Mixx, avvenuto nel mese di settembre;
- dell'andamento particolarmente positivo di Campari;
- dell'ampliamento distributivo dei prodotti Cinzano, sia spumanti che *vermouth.*

Nonostante il combinato effetto di crescita esterna e organica abbia generato in termini assoluti un apprezzabile incremento dimensionale, l'Italia ha visto diminuire la propria incidenza percentuale sulle vendite totali del Gruppo, che, rispetto allo scorso anno, è passata dal 53,3% al 47,1%, per la crescita più che proporzionale dell'area Americhe conseguente all'acquisizione Skyy Spirits, LLC.
Le vendite dell'area Europa state pari a € 127,3 milioni, evidenziando una contrazione del 2,9% rispetto allo scorso anno; tale flessione risulta essere lievemente più accentuata (-4,1%) se analizzata a perimetro costante, ovvero al lordo del leggero impatto positivo derivante dall'acquisizione dei vini Sella & Mosca, pari al 1,2%.
L'evoluzione globale dell'area Europa è stata fortemente condizionata dall'andamento del mercato tedesco, che rappresenta quasi la metà delle vendite ivi realizzate.
Il 2002 è stato sicuramente un anno difficile per la Germania e conseguentemente per Campari Deutschland GmbH, che si è trovata a operare in un contesto macroeconomico critico, caratterizzato da:
- una crescita del prodotto interno lordo del 0,2 %;
- una flessione dei consumi privati del 0,6%;
- una compressione dei prezzi medi di vendita al dettaglio, determinata dalla crescita del peso dei *discounter*, a svantaggio delle altre forme di grande distribuzione, e avente come inevitabile conseguenza la contrazione della redditività delle "marche".

In tale contesto ha sofferto particolarmente il *brand* Campari, che in Germania sta vivendo una fase non facile del suo ciclo di vita e per il quale è stato avviato un piano *marketing* di riposizionamento.
Per quanto concerne gli altri principali mercati europei si è avuto un positivo andamento delle vendite in Belgio, Olanda, Austria, Danimarca e soprattutto in Russia, dove è stato avviato un nuovo importante accordo di distribuzione che, in particolare per il *vermouth* Cinzano, ha già avuto un impatto significativo nel 2002 e apre prospettive interessanti per il futuro.
Tra i mercati che hanno registrato una flessione delle vendite, i due principali, seppure per motivi diversi, sono la Spagna e il Regno Unito.
In Spagna le vendite di tutti gli operatori del settore *spirits* nel 2002 hanno subito l'effetto negativo dell'incremento, dal 1 gennaio 2002, delle accise, che ha prodotto un anticipo degli ordini da parte del *trade* nel 2001; nel Regno Unito invece, dove dal mese di giugno è operativa la *joint-venture* commerciale costituita col partner Morrison Bowmore Distillers Ltd., filiale del gruppo giapponese Suntory, il risultato negativo dell'anno è imputabile principalmente alla politica di spinto *sell-in* attuata dal precedente distributore nel corso del 2001.
L'area Americhe, per effetto dell'acquisizione di Skyy Spirits, LLC, ha sostanzialmente raddoppiato l'incidenza percentuale delle vendite rispetto a quelle totali del Gruppo, passando dal 15,5% del 2001 al 30,3% del 2002.
Le vendite dell'area sono state pari a € 200,2 milioni, con una crescita complessiva pari al 161,0%.
Nella tabella sottostante è riportato il dettaglio delle vendite dell'area Americhe.

	2002		2001		Variazione %
Vendite area Americhe	€ milioni	%	€ milioni	%	2002 / 2001
USA	138,1	69,0%	5,2	6,8%	-
Brasile	55,2	27,6%	65,0	84,8%	-15,0%
altri paesi	6,9	3,4%	6,5	8,4%	6,0%
Totale	200,2	100,0%	76,7	100,0%	161,0%

Le vendite degli Stati Uniti, oltre alla crescita esterna di € 128,4 milioni generata dal consolidamento di Skyy Spirits, LLC e già ampiamente commentata, hanno beneficato, ovviamente in misura minore, anche del positivo andamento della parte organica del *business*, ovvero dei marchi del Gruppo (Campari e Cinzano), le cui vendite erano già precedentemente consolidate.
Le vendite consolidate del Brasile sono state pari ad € 55,2 milioni e risultano in contrazione del 15,0% rispetto allo scorso anno in quanto fortemente condizionate dalla marcata svalutazione del *Real* brasiliano; Campari do Brasil Ltda., infatti, anche grazie a un considerevole incremento degli investimenti pubblicitari e promozionali, ha chiuso il 2002 con una più che positiva evoluzione delle vendite di tutti i *brand* in portafoglio, quantificabile nel 7,4% a volume e nel 14,3% a valore in valuta locale.
Le vendite degli altri paesi dell'area Americhe, pur marginali in valore assoluto, sono cresciute del 6,0% grazie all'andamento positivo del Canada e dei mercati caraibici, e ciò nonostante l'impatto negativo della svalutazione delle valute di riferimento.
Nell'area complementare Resto del mondo, infine, le vendite del 2002 sono state di € 22,1 milioni, in flessione del 3,5% rispetto allo scorso anno, principalmente a causa del rallentamento delle vendite in Australia e di uno sfavorevole tasso di cambio in Giappone, mercato sul quale, per contro, i volumi di vendita complessivi sono in linea con i livelli dello scorso anno.

Vendite per area di *business*
Nelle due tabelle seguenti vengono presentate rispettivamente:
- la ripartizione e l'evoluzione delle vendite per area di *business*;
- la scomposizione della variazione totale di ciascuna area di *business*, nelle tre componenti di crescita per acquisizioni, variazione organica lorda e variazione determinata dall'effetto cambio (le ultime due vengono poi accorpate, determinando così la variazione organica al netto dell'effetto cambio).

	2002		2001		Variazione %
Vendite per segmento	€ milioni	%	€ milioni	%	2002 / 2001
Spirits	426,6	64,6%	283,8	57,4%	50,3%
Wines	96,6	14,6%	73,6	14,9%	31,3%
Soft drinks	127,3	19,3%	127,4	25,8%	-0,1%
Altre vendite	10,1	1,5%	9,5	1,9%	6,8%
Totale	660,6	100,0%	494,3	100,0%	33,7%

Variazione % 2002 / 2001 delle vendite per segmento	Totale	di cui crescita per acquisizioni	di cui variazione organica lorda	di cui variazione effetto cambio	Variazione organica netta di effetto cambio
Spirits	50,3%	49,1%	7,3%	-6,0%	1,3%
Wines	31,3%	27,9%	5,1%	-1,7%	3,4%
Soft drinks	-0,1%	0,0%	-0,1%	0,0%	-0,1%
Altre vendite	6,8%	4,1%	10,3%	-7,6%	2,7%
Totale	33,7%	32,4%	5,1%	-3,8%	1,3%

La strategia di acquisizioni del Gruppo, focalizzata su *spirits & wines*, ha determinato una crescita del 7% dell'incidenza percentuale complessiva delle vendite di questi segmenti sul totale delle vendite, tant'è che le aree di *business* in oggetto hanno costituito quasi il 80% del totale delle vendite del 2002.

Spirits
Le vendite del segmento *spirits* nel 2002 sono state pari a € 426,6 milioni, evidenziando una crescita complessiva del 50,3% rispetto al corrispondente periodo dello scorso anno.
L'apporto delle recenti acquisizioni, dettagliato nella tabella sottostante, è stato determinante nell'evoluzione di questo comparto ed è quantificabile nel 49,1%.

Dettaglio della crescita *spirits* per acquisizioni	€ milioni 2002	in % su vendite *spirits* del 2001
SKYY Vodka + SKYY Citrus	88,1	31,0%
Brand di terzi commercializzati da Skyy Spirits, LLC	40,3	14,2%
Mirto di Sardegna e altri liquori tipici Zedda Piras	10,6	3,7%
Dreher + *Admix Whiskies* (solo gennaio 2002)	0,3	0,1%
Totale crescita per acquisizioni *spirits*	139,3	49,1%

La crescita organica lorda degli *spirits* del Gruppo, per contro, nel 2002 è stata del 7,3%.
Tuttavia, al netto del pesante effetto - cambi negativo, quantificabile nel 6,0% e imputabile principalmente alla svalutazione del *Real* brasiliano, tale crescita risulta essere contenuta al 1,3%.

Di seguito viene riportato un commento sintetico sull'andamento delle vendite per ciascun *brand*.

Campari ha registrato una contrazione delle vendite del 1,5%, determinata dall'evoluzione sfavorevole dei cambi; ove depurata degli effetti cambi, la *performance* complessiva è positiva, evidenziando una crescita del 2,6%.

La svalutazione dei cambi relativa alle vendite realizzate in Brasile e, anche se in misura minore, negli Stati Uniti e in Giappone, ha infatti generato un effetto negativo pari al 4,1%.

In Italia, Brasile e Germania, tre mercati che, su un totale di 185, complessivamente realizzano più del 50% delle vendite totali, il *brand* Campari ha avuto andamenti differenti, che di seguito vengono evidenziati.

Il 2002 è stato un anno particolarmente positivo per il mercato italiano: le vendite del *brand* sono infatti cresciute a due cifre e le ricerche di mercato effettuate evidenziano l'ottimo stato di salute della marca, a riprova del fatto che il forte e costante sostegno degli investimenti di *marketing* e commerciali sta dando risultati in linea con le più ambiziose aspettative di sviluppo.

Anche in Brasile l'andamento di Campari è stato positivo, con una crescita delle vendite a volume pari al 2,7%, risultato che può essere considerato più che soddisfacente alla luce dell'elevata correlazione dei consumi di questo *brand* all'andamento della congiuntura macroeconomica del Paese, in questo momento non brillante.

In Germania, per contro, le vendite di Campari hanno evidenziato il persistere di un *trend* negativo, che, come precedentemente analizzato nel commento alle vendite per area geografica, nel 2002 è stato accentuato dalla fase congiunturale particolarmente critica per i consumi di tutti i prodotti di marca presenti sul mercato tedesco.

CampariSoda ha evidenziato una crescita delle vendite del 3,3%.

La marca, presente sostanzialmente solo sul mercato italiano, continua a mostrare grande solidità e nel 2002 ha migliorato ulteriormente la propria *market share*.

Campari Mixx, il nuovo prodotto lanciato dal Gruppo nella seconda metà dell'anno, nei soli mercati italiano e svizzero, ha contribuito per un 2,4% alla crescita complessiva delle vendite degli *spirits*.

SKYY Vodka ha registrato una crescita delle vendite del 52,0% nei mercati di esportazione, che valgono circa il 5% del totale del *brand*, e rilevano quale parte organica del business del Gruppo in quanto già consolidate antecedentemente al 2002.

Tale crescita è stata conseguita sia grazie al positivo sviluppo dei mercati dove il prodotto era già stato introdotto, principalmente Giappone, ma anche Italia e Svizzera, sia grazie all'attività di allargamento distributivo in nuovi paesi.

Per quanto concerne il mercato domestico statunitense, che rappresenta il 95% del totale SKYY Vodka, le vendite del 2002 sono state pari a € 88,1 milioni e hanno avuto un impatto determinante sulla crescita esterna del Gruppo.

Il *trend* delle vendite di SKYY Vodka negli Stati Uniti si mantiene estremamente positivo.

Cynar ha evidenziato una flessione del 4,3%, determinata principalmente dall'andamento non favorevole nel mercato italiano.

Dreher, l'*aguardente* brasiliano, ha avuto un'evoluzione più che positiva delle vendite a volume e, in valuta locale, anche a valore, evidenziando una crescita a doppia cifra; i consumi di questo prodotto hanno beneficiato inoltre dell'avvio di una nuova campagna pubblicitaria che ha avuto gli esiti attesi.

Le vendite di Dreher del 2002, convertite in valuta di consolidamento, hanno tuttavia registrato una flessione del 12,5% a causa della pesante svalutazione del *Real* intervenuta nell'esercizio.

Gli *Admix Whiskies* (Drury's, Old Eight e Gold Cup), analogamente a Dreher, hanno avuto nell'esercizio un andamento molto positivo, evidenziando una crescita a doppia cifra in valuta locale; la svalutazione del *Real* ha determinato al contrario una contrazione del 12,3% del dato di vendite espresso in €.

Il consumo di questi prodotti, che, si rammenta, sono *whiskies* imbottigliati in Brasile con malto d'importazione, nei periodi di forte svalutazione della valuta locale beneficia indirettamente delle difficoltà incontrate dagli *whiskies* di importazione, il cui posizionamento di prezzo diventa proibitivo per il consumatore locale.

Ouzo 12 ha conseguito una crescita delle vendite del 4,5%, in quanto il positivo andamento del mercato greco e l'ampliamento distributivo sul mercato americano hanno compensato la flessione riscontrata in Germania.

Biancosarti ha registrato una crescita del 3,6%: le vendite, interamente realizzate nel mercato italiano, hanno beneficiato di un efficace supporto promozionale concentrato nelle regioni di maggior consumo del prodotto.

Le vendite del Mirto di Sardegna e degli altri liquori tipici Zedda Piras, consolidate per la prima volta nel 2002, sono state complessivamente pari a € 10,6 milioni e hanno generato una crescita del 2,2% sulle vendite totali del Gruppo e del 3,7% su quelle degli *spirits*.

Per quanto concerne l'andamento della marca, le vendite hanno avuto la prevista evoluzione positiva, con una crescita più marcata nell'Italia continentale e più contenuta in Sardegna, dove il prodotto gode già di una indiscussa *leadersip* di mercato.

Per quanto concerne l'andamento degli *spirits, brand* di terzi, le vendite di Jägermeister sono cresciute del 4,3%, grazie al determinante apporto del mercato italiano in cui la marca, peraltro sempre sostenuta da un consistente supporto pubblicitario, continua ad evidenziare un buono stato di salute.
In flessione sono state invece le vendite dello *Scotch whisky* Grant's, che, nonostante il buon risultato conseguito sul mercato italiano, è stato fortemente penalizzato dal calo delle vendite riportato in Brasile.
Le vendite di Grand Marnier in Germania hanno risentito della flessione generalizzata dei consumi dei prodotti di marca verificatasi in questo mercato.
E' indispensabile ricordare inoltre che, a seguito del primo consolidamento di Skyy Spirits, LLC, la parte di *business spirits* relativa ai marchi di terzi si è ampliata considerevolmente, evidenziando vendite di prodotti importati e commercializzati sul mercato statunitense per € 40,3 milioni.
Tali vendite sono relative tanto a marchi che rientravano nel portafoglio prodotti di Skyy Spirits, LLC alla data dell'acquisizione (principalmente lo *Scotch Whisky* Cutty Sark) quanto a marchi per i quali l'accordo di distribuzione è stato raggiunto nel corso del 2002 (*tequila* 1800).

Wines
Le vendite del segmento *wines* del 2002 sono state pari a € 96,6 milioni, con una crescita del 31,3% rispetto al 2001.
L'incremento è attribuibile principalmente all'acquisizione dei vini Sella & Mosca, che hanno apportato una crescita del 27,9%; la parte organica del *business* ha conseguito un incremento le vendite del 5,1%, al lordo dell'effetto della svalutazione, ovvero del 3,4% al netto dell'impatto negativo dei cambi, pari al 1,7%.
In dettaglio, le vendite dei *vermouth* Cinzano, pur evidenziando un trend annuo ancora negativo (-3,5%), hanno mostrato una positiva inversione di tendenza nella seconda metà dell'anno e, ove misurate al lordo della svalutazione, che ha impattato negativamente sulle vendite relative al Giappone e all'area US$, avrebbero limitato la flessione al 0,8%.
Per quanto non tutte le criticità emerse nella prima parte dell'anno siano state interamente risolte, tuttavia è opportuno sottolineare che:

- l'introduzione sul mercato del nuovo *packaging* è stata completata e ciò ha consentito di intensificare negli ultimi mesi dell'anno l'investimento pubblicitario e promozionale precedentemente rallentato;
- sono stati avviati nuovi importanti accordi di distribuzione in mercati con potenzialità di sviluppo molto significative, quali la Russia, che hanno determinato un positivo impatto già sulle vendite del 2002;
- relativamente a mercati già consolidati, considerati strategici per il rilancio della marca, e nei quali era indispensabile attuare un cambiamento dell'assetto distributivo, quali Regno Unito e Spagna, sono state costituite delle *joint-venture* al fine di sviluppare in modo più efficace le attività di cui il *brand* ha attualmente bisogno;
- in Italia e negli Stati Uniti, dove il Gruppo opera con strutture di vendita proprie, sono stati intensificati gli sforzi promozionali per ottenere un allargamento distributivo, con risultati più che soddisfacenti.

Le vendite degli *sparkling wines* Cinzano sono cresciute del 15,5%, ed essendo fortemente concentrate in Italia e Germania hanno subito più limitatamente l'impatto sfavorevole del cambio (-0,7%).
L'andamento delle vendite sul mercato italiano è stato particolarmente positivo, anche perché, avendo raggiunto i livelli di penetrazione che erano stati prefissati, si è ritenuto opportuno riprendere quella comunicazione pubblicitaria che, ormai da molti anni, non supportava più la marca.
In Germania le vendite hanno registrato una flessione determinata dalla contrazione della domanda di spumanti ed in particolare dell'Asti.
Un non trascurabile apporto alle vendite degli spumanti Cinzano è derivato per contro dall'avvio della commercializzazione in Brasile da parte della controllata locale.
Le vendite del vino Liebfraumilch in Brasile sono risultate in lieve contrazione, così come, per quanto concerne i marchi di terzi in distribuzione, sono lievemente diminuite le vendite di Riccadonna, venduto prevalentemente in Australia e in Nuova Zelanda, e dello spumante Henkell Trocken, commercializzato nel mercato svizzero.
Per quanto concerne Sella & Mosca, le vendite sono state più che soddisfacenti nel mercato domestico, dove si è avuta la crescita attesa, mentre nei mercati di esportazione la ristrutturazione dell'assetto distributivo ha generato lievi ritardi rispetto al piano di crescita.

Soft drinks
Le vendite dei *soft drinks* del Gruppo nel 2002 sono state € 127,3 milioni, evidenziando una sostanziale stabilità (-0,1%) rispetto all'anno precedente.
L'incidenza percentuale delle vendite di questo comparto sul totale delle vendite del Gruppo si è ridotta sensibilmente, passando dal 25,8% dello scorso anno all'attuale 19,3%, quale conseguenza della strategia di acquisizioni del Gruppo focalizzata su *spirits* e *wines*.
I principali marchi del segmento *soft drinks*, che si sviluppa quasi totalmente sul mercato italiano, hanno avuto un andamento non univoco.

Crodino ha evidenziato una crescita delle vendite del 4,3% e un miglioramento della quota di mercato nel segmento di appartenenza.
L'aumento della *market share* in entrambi i canali, *bar* e alimentare, conferma l'ottimo stato di salute della marca e l'efficacia dei consistenti investimenti pubblicitari e promozionali effettuati.
Lemonsoda, Oransoda e Pelmosoda hanno fatto registrare una flessione delle vendite del 8,1%, determinata principalmente dall'andamento negativo del mercato, che ha pesantemente risentito delle avverse condizioni climatiche della stagione estiva; in particolare i due segmenti di mercato delle limonate e delle aranciate hanno visto una contrazione delle vendite rispettivamente del 14,3% e del 5,5%.
Le vendite degli altri *soft drinks* a marchio Crodo hanno segnato una flessione complessiva del 8,9%, più contenuta per le acque minerali che non per le bibite e gli aperitivi analcolici.
Tra i marchi di terzi si evidenzia la crescita delle vendite del 4,1% di Lipton Ice Tea, che ha beneficiato degli investimenti pubblicitari e promozionali a supporto del lancio della *brand extension* Fusion, prodotto posizionato su un prezzo medio più elevato rispetto alla gamma.

Altre vendite
Questo segmento complementare, che include tutte le vendite nette di quanto non è classificabile come prodotto finito, nel corso del 2002 ha generato vendite per € 10,1 milioni, con una crescita del 6,8% rispetto allo scorso anno.

Conto economico riclassificato
La tabella seguente espone il conto economico consolidato, riclassificato secondo la prassi internazionale, relativo agli anni 2002 e 2001.
Per tutti i valori del conto economico, espressi in milioni di €, vengono evidenziate anche l'incidenza percentuale sulle vendite nette e la variazione percentuale intercorsa tra i due periodi posti a confronto.

Conto economico riclassificato € milioni	2002 Valore	%	2001 valore	%	Variazione %
Vendite nette	660,6	100,0%	494,3	100,0%	33,7%
- Costo dei materiali	(230,4)	-34,9%	(170,0)	-34,4%	35,5%
- Costi di produzione	(45,9)	-7,0%	(41,5)	-8,4%	10,7%
Totale costo del venduto	(276,3)	-41,8%	(211,5)	-42,8%	30,6%
Margine lordo	384,3	58,2%	282,8	57,2%	35,9%
Pubblicità e promozioni	(130,8)	-19,8%	(91,3)	-18,5%	43,3%
Costi di vendita e distribuzione	(72,7)	-11,0%	(55,0)	-11,1%	32,2%
Margine commerciale	180,8	27,4%	136,5	27,6%	32,5%
Spese generali e amministrative	(43,3)	-6,6%	(31,6)	-6,4%	37,4%
Altri ricavi operativi	5,8	0,9%	0,7	0,1%	699,3%
Ammortamento avviamento e marchi	(27,8)	-4,2%	(11,4)	-2,3%	142,6%
Risultato operativo (EBIT) prima dei costi non ricorrenti	115,5	17,5%	94,2	19,1%	22,6%
Costi non ricorrenti	(0,8)	-0,1%	(5,6)	-1,1%	-85,5%
Risultato operativo (EBIT)	114,7	17,4%	88,6	17,9%	29,4%
Proventi (oneri) finanziari netti	(6,1)	-0,9%	3,2	0,6%	-292,7%
Utili (perdite) su cambi netti	8,2	1,2%	(3,9)	-0,8%	-310,8%
Altri proventi (oneri) non operativi netti	6,6	1,0%	6,1	1,2%	10,0%
Utile prima delle imposte	123,4	18,7%	94,0	19,0%	31,3%
Interessi di minoranza	(15,8)	-2,4%	0,0	0,0%	-
Utile prima delle imposte del Gruppo	107,6	16,3%	94,0	19,0%	14,5%
Imposte	(20,9)	-3,2%	(30,6)	-6,2%	-31,6%
Utile netto	86,7	13,1%	63,4	12,8%	36,7%
Totale ammortamenti	(45,3)	-6,9%	(25,8)	-5,2%	75,4%
EBITDA prima dei costi non ricorrenti	160,8	24,3%	120,0	24,3%	33,9%
EBITDA	160,0	24,2%	114,5	23,2%	39,7%
EBITA prima dei costi non ricorrenti	143,2	21,7%	105,7	21,4%	35,6%
EBITA	142,4	21,6%	100,1	20,3%	42,3%

I risultati economici conseguiti dal Gruppo nel corso del 2002 sono stati sicuramente positivi e, rispetto a quelli dello scorso anno, evidenziano consistenti tassi di crescita.
La positiva evoluzione della redditività è determinata principalmente dall'atteso contributo derivante dalle acquisizioni di Skyy Spirits, LLC e di Zedda Piras S.p.A. e Sella & Mosca S.p.A.
Il risultato operativo (EBIT) è stato di € 114,7 milioni, ha avuto un'incidenza sulle vendite nette del 17,4% e ha evidenziato una crescita del 29,4% rispetto al 2001.

Le vendite nette sono incrementate del 33,7%, tale variazione è stata ampiamente commentata nel paragrafo Andamento delle vendite.
In considerazione del fatto che la crescita generale del *business* appare consistente e si riflette, pur con diversa entità, su tutti i livelli del conto economico, risulta più efficace e immediato analizzare l'andamento dei costi in termini di incidenza percentuale sulle vendite nette piuttosto che di variazione percentuale tra i due periodi.
Il costo del venduto, somma dei costi variabili delle materie prime e dei costi di produzione, principalmente fissi, ha avuto un'incidenza del 41,8%, inferiore di un punto percentuale rispetto allo scorso anno; tale riduzione è imputabile principalmente al contenimento dei costi di produzione, mentre il costo delle materie prime ha evidenziato un lieve incremento della propria incidenza.
Le variazioni evidenziate trovano spiegazione nei seguenti fattori:

- il consolidamento di Skyy Spirits, LLC ha generato un effetto positivo sull'incidenza dei costi di produzione e negativo su quella dei costi dei materiali; la società infatti, non essendo dotata di struttura industriale e affidando a terzi la produzione, ha la quasi totalità del proprio costo del venduto composto di costi dei materiali;
- il consolidamento di Sella & Mosca S.p.A. ha generato un effetto negativo sull'incidenza tanto dei costi delle materie prime quanto di quella dei costi di produzione; i vini Sella & Mosca infatti hanno globalmente un'incidenza del costo del venduto sulle vendite nette, per quanto inferiore rispetto agli altri prodotti dell'area *wines*, tuttavia strutturalmente più elevata rispetto a quella media del Gruppo;
- per quanto attiene la parte organica del *business*, l'incidenza del costo dei materiali ha beneficiato di una crescita dei prezzi di acquisto delle materie prime mediamente contenuta e comunque inferiore a quella dei prezzi di vendita.

I costi sostenuti per pubblicità e promozioni hanno incrementato significativamente la loro incidenza percentuale sulle vendite, passando dal 18,5% dello scorso anno al 19,8% del 2002; tale aumento è attribuibile sostanzialmente al *business* organico, e in particolare:

- al lancio di Campari Mixx, che è stato supportato da un investimento estremamente significativo, ma indispensabile per competere nell'arena degli *RTD*; è opportuno ricordare inoltre che il lancio ha avuto avvio solo nel mese di settembre e che pertanto il costo della pubblicità e quello per il *listing* del prodotto hanno avuto un'incidenza sulle vendite molto elevata, in quanto rapportati alle vendite di soli quattro mesi;
- al maggior sostegno dato al *brand* Cinzano; l'investimento pubblicitario e promozionale è stato infatti intensificato sia sul *vermouth*, in tutti i principali mercati, che sugli spumanti, dove particolarmente significativa è stata la ripresa della comunicazione pubblicitaria sul mercato italiano.

Per quanto concerne le attività acquisite, Skyy Spirits, LLC ha avuto una pressione degli investimenti pubblicitari e promozionali lievemente superiore a quella organica, mentre per i prodotti Zedda Piras ed i vini Sella & Mosca l'incidenza di tali costi sulle vendite è stata marcatamente inferiore al dato organico.
I costi di vendita e distribuzione si sono mantenuti sostanzialmente stabili, evidenziando un lievissimo miglioramento della loro incidenza percentuale sulle vendite nette, che è passata dal 11,1% al 11,0%.
La parte organica del *business* ha evidenziato un'incidenza di tali costi leggermente inferiore rispetto a quella rilevata nelle società acquisite, grazie a un contenimento dei costi logistici sul mercato italiano.
Il margine commerciale del 2002 è stato di € 180,8 milioni e, a seguito dell'evoluzione delle vendite e dei costi sopra analizzati, ha riportato una crescita del 32,5% rispetto allo scorso anno.
Le spese generali e amministrative hanno leggermente incrementato la loro incidenza sulle vendite nette, passando dal 6,4% al 6,6%; tale incremento è imputabile in parte alla maggiore incidenza di tali costi nelle nuove società consolidate e in parte a oneri specifici sostenuti in Brasile per consulenze organizzative e in Germania per il trasferimento degli uffici nella nuova sede.
Gli altri ricavi operativi nel 2002 sono stati pari a € 5,8 milioni, evidenziando un significativo apporto al risultato operativo del Gruppo e un importante incremento rispetto all'anno precedente, in cui furono € 0,7 milioni.
Tale voce del conto economico si riferisce alle *royalties* attive ricevute da terzi; nel 2002 include, per € 5,3 milioni, le *royalties* che Skyy Spirits, LLC ha ricevuto da SABMiller in virtù del citato accordo di licenza del marchio SKYY Blue.
Il valore dell'ammortamento dell'avviamento e dei marchi nel 2002 è stato di € 27,8 milioni e si confronta con quello di € 11,4 milioni dello scorso anno: il maggior onere di € 16,4 milioni è relativo all'ammortamento dell'avviamento generato dalle acquisizioni di Skyy Spirits, LLC, per € 12,6 milioni, e Zedda Piras S.p.A. e Sella & Mosca S.p.A., per € 3,0 milioni, e al pieno consolidamento dell'acquisizione brasiliana (avvenuto nel 2001 solo da febbraio) per € 0,4 milioni; il restante incremento di € 0,4 milioni è relativo ad ammortamento di marchi.
I costi non ricorrenti del 2002 sono relativi a oneri straordinari per il personale e ammontano a € 0,8 milioni; nel corso del 2001, complessivamente erano stati pari a € 5,6 milioni, e includevano per € 2,3 milioni gli oneri relativi all'adeguamento organizzativo e della struttura societaria conseguenti all'operazione di

quotazione, per € 2,8 milioni i costi relativi alla riorganizzazione della rete commerciale italiana e per € 0,5 *milioni oneri straordinari legati alle attività di acquisizione.*
Oltre al risultato operativo (EBIT), che nel 2002 ha avuto una crescita del 29,4% rispetto allo scorso anno, vengono evidenziati anche altri due indicatori di redditività, l'EBITDA e l'EBITA.
L'EBITDA e l'EBITA mostrano tassi di crescita superiori a quello del risultato operativo (EBIT) in quanto recepiscono *in toto* l'impatto economico positivo delle acquisizioni, senza considerarne l'ammortamento di *goodwill* e marchi.
In dettaglio, l'EBITDA, ovvero il risultato operativo al lordo di tutti gli ammortamenti, relativi sia alle immobilizzazioni immateriali che a quelle materiali, è stato pari a € 160,0 milioni e risulta in crescita del 39,7% rispetto allo scorso anno.
L'EBITA, cioè il risultato operativo al lordo del solo ammortamento di *goodwill* e marchi, nel 2002 è stato pari a € 142,4 milioni, in crescita del 42,3% rispetto allo scorso anno.
Gli indicatori di redditività EBITDA, EBITA e EBIT nel prospetto di conto economico sopra riportato vengono esposti anche prima dei costi non ricorrenti; la loro crescita in questo caso appare inferiore a quella degli stessi indicatori esposti al netto di detti oneri non ricorrenti, in quanto nel 2001 tali costi straordinari furono di importo notevolmente superiore a quelli del 2002.
L'utile consolidato prima delle imposte e degli interessi di minoranza è stato di € 123,4 milioni, pari al 18,7% delle vendite nette e in crescita del 31,3% rispetto a quello conseguito lo scorso anno.
Di seguito vengono analizzate le tre voci del conto economico, esposte dopo il risultato operativo, che *impattano sull'utile ante imposte.*
Gli oneri finanziari netti sono stati pari a € 6,1 milioni, importo che si confronta con un valore positivo, ovvero a proventi finanziari netti per € 3,2 milioni conseguiti lo scorso anno; il confronto dei dati dei due periodi evidenzia pertanto un impatto netto negativo quantificabile in € 9,3 milioni.
Le acquisizioni portate a termine all'inizio dell'anno hanno infatti generato un impiego di liquidità, quantificabile in € 358,0 milioni, che ha prodotto in conto economico l'effetto di cui sopra, peraltro contenuto alla luce dell'andamento particolarmente favorevole dei tassi di interesse nel corso del 2002.
Gli utili su cambi contabilizzati nel conto economico al 31 dicembre 2002, ed esposti al netto delle perdite realizzate, sono stati di € 8,2 milioni; tale importo include:

- per € 2,5 milioni l'utile conseguente alla chiusura delle linee di finanziamento in US$ accese a gennaio 2001 e relative all'acquisizione brasiliana; l'andamento favorevole dei mercati monetari ha consentito infatti di estinguere tale indebitamento in valuta, recuperando la perdita non realizzata che era stata iscritta nel bilancio al 31 dicembre 2001;
- per € 5,4 milioni, l'utile realizzato dalla Capogruppo a fronte del parziale rimborso del capitale sociale di Campari Holding S.A., poi fusa in Campari Schweiz A.G.; tale importo, classificato quale utile su cambi, è stato determinato dalla differenza positiva tra il controvalore in € del capitale rimborsato e quello di iscrizione in sede di costituzione;
- per € 0,3 milioni, il saldo positivo tra utili e perdite realizzate localmente dalle società controllate.

Al 31 dicembre 2001 la voce del conto economico relativa alle differenze di cambio evidenziava una perdita netta di € 3,9 milioni, dei quali € 2,6 milioni erano relativi alla perdita non realizzata sui finanziamenti in US$ sopra descritti.
Alla voce altri oneri e proventi non operativi il conto economico 2002 mostra un saldo netto positivo di € 6,6 milioni, che si confronta con un saldo, ugualmente positivo, di € 6,1 milioni del 2001.
Pur evidenziando una differenza modesta nel valore finale, la natura degli oneri e dei proventi dei due esercizi appare sostanzialmente diversa.
In particolare nel 2002 gli importi più significativi sono i seguenti:

- un provento netto di € 15,9 milioni, corrispondente alla differenza tra i proventi derivanti dallo storno di fondi rischi fiscali da parte della Capogruppo e di Campari-Crodo S.p.A. per € 17,9 milioni e il costo dell'adesione alla chiusura delle liti pendenti e al condono fiscale *ex lege* 289/2002, pari a € 2,0 milioni;
- un onere di € 10,0 milioni, relativo ad accantonamenti effettuati dalla Capogruppo e da Campari-Crodo S.p.A. a fronte del piano di riorganizzazione industriale legato al trasferimento delle produzioni degli stabilimenti di Sesto San Giovanni e Termoli nella nuova unità produttiva di Novi Ligure;
- un provento di € 5,7 milioni relativo a plusvalenze realizzate in seguito alla cessione di immobili non strumentali, di cui € 3,3 milioni in capo a Campari Schweiz A.G, € 1,1 milioni in capo a Sovinac S.A. e € 1,3 milioni per altri diversi;
- oneri complessivi per € 3,2 milioni, relativi ad accantonamenti per rischi effettuati da Campari do Brasil Ltda. in relazione all'evolvere sfavorevole di contenziosi aperti.

Nel 2001 il saldo netto positivo di € 6,1 milioni, relativo ad altri oneri e proventi non operativi, era, per contro, determinato principalmente da plusvalenze di natura immobiliare e da proventi straordinari conseguiti dalla Capogruppo in relazione alla definizione di rapporti correlati all'acquisizione brasiliana.
L'utile *ante* imposte di pertinenza del Gruppo, esposto al netto di interessi di minoranza per € 15,8 milioni, nel 2002 è stato pari a € 107,6 milioni e, rispetto allo scorso anno, risulta in crescita del 14,5%.

Le quote di capitale detenute da terzi in società incluse nel perimetro di consolidamento del Gruppo, scarsamente rilevanti nel 2001, a seguito delle recenti acquisizioni hanno assunto nel 2002 una certa consistenza, e con esse è cresciuto contestualmente il valore degli utili di pertinenza di terzi.
Le partecipazioni di terzi più significative sono oggi relative al 41,1% di Skyy Spirits, LLC e al 22,38% di *Sella & Mosca S.p.A.*
L'utile netto di pertinenza del Gruppo dell'esercizio 2002 è stato pari a € 86,7 milioni e ha evidenziato una crescita del 36,7% rispetto allo scorso anno.
Tale tasso di crescita, decisamente superiore rispetto a quello rilevato a livello dell'utile *ante* imposte del Gruppo, è determinato dal minor carico fiscale del 2002 rispetto all'esercizio precedente.
Tale effetto positivo sulle imposte è connesso alla agevolazione *Dual Income Tax*, di cui ha beneficiato principalmente la Capogruppo, e della agevolazione Tremonti *bis*, di cui ha beneficiato principalmente Campari-Crodo S.p.A., che nel corso dell'esercizio ha sostenuto l'investimento per la realizzazione del nuovo stabilimento di Novi Ligure.

Redditività per area di *business*

Il margine commerciale del Gruppo nel 2002 è stato pari a € 180,8 milioni ed è risultato in crescita del 32,5% rispetto a quello realizzato nel 2001, pari a € 136,5 milioni; nella tabella sottostante viene presentata la ripartizione del margine commerciale per area di *business*.

	2002		2001		Variazione
Margine commerciale	€ milioni	in % su totale	€ milioni	in % su totale	%
Spirits	144,2	79,8%	101,4	74,3%	42,2%
Wines	11,9	6,6%	11,4	8,3%	4,1%
Soft drinks	22,9	12,7%	21,9	16,1%	4,5%
Altre vendite	1,8	1,0%	1,8	1,3%	5,4%
Totale	180,8	100,0%	136,5	100,0%	32,5%

L'analisi del margine commerciale per segmento di attività evidenzia come il considerevole incremento della redditività totale, pari al 32,5%, sia stato generato prevalentemente dagli *spirits*, cresciuti del 42,2%, mentre le altre due aree di *business*, *wines* e *soft drinks*, e il segmento complementare delle altre vendite siano cresciute in misura inferiore, tra il 4,1% e il 5,4%.
In termini di incidenza percentuale sulla redditività totale del Gruppo, nel 2002 il margine commerciale generato da *spirits* e *wines* ha rappresentato più del 85% del totale: si evidenzia pertanto come questi due segmenti, a livello di redditività, assumano per il Gruppo un'importanza ancora maggiore di quella che si può constatare a livello di vendite nette, dove *spirits* e *wines* hanno un'incidenza complessiva del 79,2%.
Nelle tabelle successive, per ciascuno dei quattro segmenti, viene presentata l'evoluzione della redditività, indicando i valori relativi alle vendite nette, al margine lordo (ovvero vendite nette meno costo del venduto) e al margine commerciale (margine lordo meno i costi di pubblicità, promozioni, vendita e distribuzione); oltre ai valori assoluti in milioni di € viene anche indicata l'incidenza percentuale sulle vendite nette di ciascuno dei due livelli di margine e la variazione percentuale intercorsa fra i due anni.

Redditività *spirits*

	2002		2001		
	€ milioni	incidenza % sulle vendite del segmento	€ milioni	incidenza % sulle vendite del segmento	Variazione %
Vendite nette	426,6	100,0%	283,8	100,0%	50,3%
Margine lordo	280,1	65,7%	191,9	67,6%	46,0%
Margine commerciale	144,2	33,8%	101,4	35,7%	42,2%

Nel 2002 il segmento *spirits* ha incrementato le proprie vendite nette del 50,3%; tale crescita, come già commentato nei precedenti paragrafi, è imputabile quasi totalmente (per il 49,1%) alle nuove acquisizioni (Skyy Spirits, LLC e Zedda Piras S.p.A.).
A fronte di un così rilevante ampliamento dimensionale, gli elevati margini di redditività, caratteristici di questo segmento, pur restando su livelli assolutamente soddisfacenti, si sono solo lievemente ridotti.
Più in dettaglio, il margine lordo, che ha evidenziato una crescita del 46,0%, è passato dal 67,6% dello scorso anno al 65,7%: la flessione di 1,9 punti percentuali è conseguenza della maggior incidenza del costo del venduto di Skyy Spirits, LLC rispetto al dato organico e in particolare dei prodotti di terzi che Skyy Spirits, LLC commercializza su licenza.

Il margine commerciale degli *spirits* del 2002 è stato di € 144,2 milioni, evidenziando una crescita del 42,2% rispetto allo scorso anno; l'incidenza percentuale sulle vendite nette è stata del 33,8% e, anche in questo caso, è risultata inferiore di 1,9 punti percentuali rispetto a quella del 2001.
Tutti i costi che impattano su questo livello di redditività, quali oneri pubblicitari e promozionali, di vendita e distribuzione, hanno infatti mantenuto, a livello globale e dopo il consolidamento delle acquisizioni, la stessa incidenza sulle vendite dell'anno precedente.
Più in dettaglio è tuttavia opportuno sottolineare che l'incidenza degli investimenti pubblicitari e promozionali è stata più elevata per la parte organica del *business spirits* piuttosto che per i nuovi *brand* acquisiti, come conseguenza del lancio di Campari Mixx.

Redditività *wines*

	2002		2001		
	€ milioni	incidenza % sulle vendite del segmento	€ milioni	Incidenza % Sulle vendite del segmento	Variazione %
Vendite nette	96,6	100,0%	73,6	100,0%	31,3%
Margine lordo	44,6	46,2%	30,9	41,9%	44,6%
Margine commerciale	11,9	12,3%	11,4	15,5%	4,1%

Le vendite nette degli *wines* sono cresciute del 31,3%, grazie al determinante apporto, quantificabile nel 27,9%, dell'acquisizione di Sella & Mosca S.p.A.
Il margine lordo generato da questo segmento ha avuto una crescita del 44,6%, più che proporzionale rispetto a quella delle vendite, migliorando di conseguenza la propria incidenza sulle vendite nette, che è passata dal 41,9% dello scorso anno al 46,2%; questo effetto positivo è determinato dal consolidamento di Sella & Mosca, i cui vini hanno una struttura di costo del venduto migliore di quella dei prodotti Cinzano (e degli altri *wines* del Gruppo), la cui produzione è interamente affidata a terzi.
Il margine commerciale degli *wines* del 2002 è stato di € 11,9 milioni, in crescita del 4,1% rispetto allo scorso anno, evidenziando una contrazione dell'incidenza percentuale sulle vendite nette, che è passata dal 15,5% al 12,3%.
Tale erosione relativa di redditività può essere spiegata analizzando le due categorie di costi che incidono sul margine commerciale.

- Gli investimenti per pubblicità e promozioni avevano nel 2001 un'incidenza sulle vendite del 17,3%, che nel 2002 è stata del 23%: tale considerevole aumento è totalmente imputabile alla parte organica del *business* ed è determinato dai cospicui investimenti destinati al rilancio del *brand* Cinzano che sono stati particolarmente intensificati nell'ultima parte dell'anno; nel 2001, per motivi principalmente connessi al rinnovamento del *packaging* del prodotto e alla definizione di importanti accordi distributivi, si era invece ritenuto opportuno ridurre la pressione pubblicitaria e promozionale in molti mercati; come già precedentemente evidenziato, particolarmente significativa è stata la ripresa della comunicazione pubblicitaria per gli spumanti Cinzano sul mercato italiano.
- I costi di vendita e di distribuzione hanno incrementato complessivamente la loro incidenza sulle vendite nette di 1,9 punti percentuali, per effetto principalmente del consolidamento di Sella & Mosca S.p.A.; tale società nel corso del 2002 ha operato sul mercato italiano con la struttura commerciale e distributiva di cui era dotata al momento dell'acquisizione; dal 2003, pur mantenendo la struttura in essere, beneficerà di apprezzabili sinergie in ambito logistico derivanti dalla collaborazione con Campari Italia S.p.A.

Redditività *soft drinks*

	2002		2001		
	€ milioni	incidenza % sulle vendite del segmento	€ milioni	incidenza % sulle vendite del segmento	Variazione %
Vendite nette	127,2	100,0%	127,4	100,0%	-0,1%
Margine lordo	57,6	45,3%	58,2	45,7%	-1,1%
Margine commerciale	22,9	18,0%	21,9	17,2%	4,5%

Le vendite nette e il margine lordo dei *soft drinks* presentano una sostanziale stabilità rispetto allo scorso anno, con lievi variazioni negative, rispettivamente quantificabili in 0,1% e 1,1%.
Il margine commerciale è stato di € 22,9 milioni, evidenziando, per contro, una crescita del 4,5% e un incremento dell'incidenza percentuale sulle vendite nette, che è passata dal 17,2% del 2001 al 18,0%.
Tale positiva evoluzione della redditività è riconducibile al diverso andamento dei prodotti che appartengono a questo segmento, ovvero positivo per Crodino e negativo per gli altri *soft drinks*.

Alla luce del fatto che l'incidenza degli oneri di distribuzione di questi ultimi è marcatamente più elevata rispetto a quella di Crodino, il miglioramento del *mix* di vendita ha generato un impatto positivo sul margine commerciale dell'intero segmento.

Redditività altre vendite

	2002		2001		
	€ milioni	Incidenza % sulle vendite del segmento	€ milioni	Incidenza % Sulle vendite Del segmento	Variazione %
Vendite nette	10,1	100,0%	9,5	100,0%	6,8%
Margine lordo	1,9	18,7%	1,8	18,6%	7,1%
Margine commerciale	1,8	17,9%	1,8	18,6%	5,4%

Il margine commerciale generato dal segmento complementare delle altre vendite, in cui rientra prevalentemente l'attività di imbottigliamento per conto terzi, è stato pari a € 1,8 milioni e si è mantenuto in valore assoluto sullo stesso livello dello scorso.

Situazione patrimoniale

La tabella che segue riporta la situazione patrimoniale consolidata riclassificata al fine di dare evidenza alle fonti di finanziamento utilizzate dal Gruppo e agli impieghi a cui sono state destinate.
Per una più dettagliata analisi delle principali voci dello stato patrimoniale consolidato si rinvia ai commenti esposti in nota integrativa.

	31 dicembre 2002	31 dicembre 2001	Variazione
Rimanenze	94,9	64,4	30,5
Crediti verso clienti	132,9	108,3	24,6
Debiti verso fornitori	(134,3)	(86,7)	(47,6)
Capitale circolante netto	93,5	86,0	7,5
Altre attività e passività a breve	(11,4)	(20,8)	9,4
Capitale di funzionamento	82,1	65,2	16,9
Trattamento di fine rapporto	(13,1)	(10,9)	(2,2)
Saldo netto imposte anticipate e differite	0,6	0,5	0,1
Altre passività non correnti	(22,5)	(34,0)	11,5
Totale altre passività nette	(35,0)	(44,4)	9,4
Immobilizzazioni materiali nette	144,2	91,0	53,2
Immobilizzazioni immateriali	453,2	170,9	282,3
Immobilizzazioni finanziarie e crediti scadenti oltre l'esercizio	43,2	53,3	(10,1)
Totale immobilizzato	640,6	315,2	325,4
Totale capitale investito	687,7	336,0	351,7
Patrimonio netto di Gruppo	(478,9)	(430,3)	(48,6)
Patrimonio netto di terzi	(10,0)	(2,3)	(7,7)
Posizione finanziaria netta	(198,8)	96,6	(295,4)
Totale fonti di finanziamento	(687,7)	(336,0)	(351,7)

La struttura patrimoniale del Gruppo è caratterizzata da un capitale investito netto di € 687,7 milioni al 31 dicembre 2002, a fronte di un patrimonio netto di Gruppo di € 478,9 milioni e di un indebitamento finanziario netto di € 198,8 milioni.
Il capitale investito aumenta di € 351,7 milioni nel corso dell'esercizio principalmente per effetto delle acquisizioni e degli investimenti realizzati.
Le componenti più significative di questa variazione sono analizzate di seguito.

- Il capitale circolante netto segna un aumento di € 7,5 milioni per il combinato effetto delle acquisizioni dell'esercizio, che hanno comportato un incremento del saldo iniziale di € 44,7 milioni, delle differenze cambio registrate nell'esercizio sulle valute brasiliana e statunitense, che hanno al contrario portato una riduzione dello stesso di € 23,4 milioni, e degli investimenti realizzati nella seconda parte dell'anno e finalizzati alla realizzazione del nuovo stabilimento del Gruppo a Novi Ligure, dei quali circa € 17 milioni risultavano ancora iscritti tra i debiti verso fornitori a fine anno.
  Infine l'incremento organico del capitale circolante è stato di € 3,2 milioni.
  L'incidenza del capitale circolante sulle vendite nette, pari al 17,4% nel 2001, si attesta al 16,7% nel 2002 escludendo i debiti verso fornitori relativi all'investimento di Novi Ligure.

- Le altre attività e passività a breve evidenziano un saldo netto negativo che si riduce di € 9,4 milioni per l'effetto dei maggiori crediti per imposte dirette e indirette di alcune società del Gruppo rispetto all'esercizio precedente.
- Le altre passività non correnti si riducono di € 11,5 milioni a seguito del rilascio di fondi imposte per l'adesione, da parte della Capogruppo e di Campari-Crodo S.p.A., alla chiusura delle liti pendenti e al condono fiscale previsto dalla Finanziaria 2003, che ha reso eccedenti i fondi accantonati in precedenti esercizi da entrambe le società.
  Tali fondi, che ammontavano a € 17,9 milioni, sono stati pertanto stornati.
  Al contrario, a fronte del progetto di ristrutturazione del Gruppo connesso alla realizzazione del nuovo stabilimento di Novi Ligure, i fondi rischi si incrementano di € 10,0 milioni per gli accantonamenti sopra commentati fatti dalla Capogruppo e da Campari-Crodo S.p.A.
- Le immobilizzazioni materiali nette aumentano di € 53,2 milioni principalmente per gli investimenti connessi allo stabilimento di Novi Ligure, pari a € 34,5 milioni, già commentati tra gli eventi significativi dell'esercizio.
  Gli altri investimenti realizzati dal Gruppo nell'esercizio, pari a € 21,7 milioni, sono più ampiamente commentati nella presente relazione al paragrafo relativo agli investimenti e in nota integrativa.
  Oltre agli investimenti dell'esercizio, si segnala l'effetto del neo-consolidamento di Skyy Spirits, LLC e di Zedda Piras S.p.A. e Sella & Mosca S.p.A., pari a € 23,0 milioni, e l'effetto negativo dei tassi di cambio per € 7,7 milioni.
- Le immobilizzazioni immateriali recepiscono prevalentemente le due acquisizioni commentate, che, per effetto della differenza tra il prezzo pagato e il valore della quota di patrimonio netto acquisito, hanno generato una differenza di consolidamento complessiva di € 295,5 milioni, analizzata in modo specifico in nota integrativa.
- Le immobilizzazioni finanziarie che, si ricorda, includono in entrambi gli esercizi posti a confronto € 31 milioni di azioni proprie, si movimentano per il consolidamento integrale di Skyy Spirits, LLC che fino al 31 dicembre 2001 era iscritta tra le partecipazioni di minoranza e per l'iscrizione delle partecipazioni detenute dalla società neo-consolidata Sella & Mosca S.p.A.
- Il patrimonio netto del Gruppo, ridottosi per effetto della distribuzione di dividendi da parte della Capogruppo per € 24,7 milioni e delle differenze cambio negative derivanti dagli effetti della conversione dei patrimoni netti delle società controllate per € 12,4 milioni, segna tuttavia un incremento per effetto del risultato positivo dell'esercizio, che compensa ampiamente tali effetti negativi.
- Il patrimonio netto di terzi si incrementa di € 7,7 milioni per l'inclusione delle quote possedute da azionisti di minoranza in Sella & Mosca S.p.A. e in Skyy Spirits, LLC.
  La quota di competenza di questi ultimi è già al netto degli acconti sui dividendi distribuiti nel corso dell'esercizio.

Posizione finanziaria netta del Gruppo

La posizione finanziaria netta del Gruppo al 31 dicembre 2002 evidenzia un indebitamento netto di € 198,8 milioni, in aumento rispetto all'esercizio precedente di € 295,4 milioni.
La composizione della posizione finanziaria netta, da cui risulta un incremento della quota di indebitamento con scadenza oltre l'esercizio, è la seguente:

	31 dicembre 2002	31 dicembre 2001	Variazioni
Cassa e disponibilità presso banche	103,5	177,8	(74,3)
Titoli a breve negoziabili	4,2	46,4	(42,2)
Indebitamento verso banche	(120,2)	(112,3)	(7,9)
Indebitamento per *leasing* immobiliare	(2,0)	(1,8)	(0,2)
Rateo per interessi su *private placement*	(3,3)	0	(3,3)
Posizione finanziaria netta a breve termine	(17,8)	110,1	(127,9)
Indebitamento verso banche	(4,9)	0	(4,9)
Private placement	(163,1)	0	(163,1)
Indebitamento per *leasing* immobiliare e altri debiti finanziari	(13,0)	(13,5)	0,5
Posizione finanziaria netta a medio - lungo termine	(181,0)	(13,5)	(167,5)
Posizione finanziaria netta	(198,8)	96,6	(295,4)

Come già evidenziato, tale posizione finanziaria non include le azioni proprie detenute dalla Capogruppo e iscritte tra le immobilizzazioni finanziarie al costo di acquisto, pari a € 31 milioni.
La gestione operativa ha generato flussi di cassa pari a € 116,1 milioni.
Tali flussi di cassa sono stati utilizzati principalmente per l'acquisizione di nuove controllate per € 358,0 milioni, per investimenti in immobilizzazioni materiali e immateriali che, al netto delle cessioni, sono stati pari a € 32,4 milioni, e per la distribuzione di dividendi agli azionisti della Capogruppo per € 24,7 milioni.

Pertanto la posizione finanziaria netta, positiva per € 96,6 milioni al 31 dicembre 2001, risulta negativa per € 198,8 milioni al 31 dicembre 2002.
Il costo per l'acquisizione di nuove controllate si compone come segue.
Skyy Spirits, LLC ha comportato un costo dell'operazione di € 235,4 milioni circa, a cui si aggiunge un maggiore indebitamento del Gruppo di € 29,2 milioni; tale importo include, oltre all'indebitamento finanziario iniziale della società acquisita, anche la distribuzione, nel corso del mese di aprile, della parte residua delle riserve di Skyy Spirits, LLC alla data dell'acquisizione.
L'acquisizione del gruppo Zedda Piras ha avuto un impatto negativo sulla situazione finanziaria netta del Gruppo di € 93,4 milioni, di cui € 21,4 milioni derivanti dall'indebitamento iniziale delle società neo-consolidate.
Infine, si segnala che il consolidamento integrale delle società Qingdao Sella & Mosca Winery Co. Ltd. e Société civile du Domaine de la Margue, controllate da Sella & Mosca S.p.A., avrebbe comportato un peggioramento della situazione finanziaria del Gruppo al 31 dicembre 2002 di € 1,0 milioni.
Con riferimento alla composizione dell'indebitamento, l'aumento della quota a medio - lungo termine dei debiti finanziari è il risultato dell'operazione di *private placement* che ha comportato l'emissione di *senior guaranteed notes* da parte di Redfire, Inc. sul mercato statunitense.
Tale collocamento, commentato nel paragrafo relativo agli eventi significativi del periodo, prevede l'inizio del rimborso di quote capitale relative alla prima *tranche* del finanziamento a partire da luglio 2005 e il pagamento degli interessi con cadenza semestrale a partire da gennaio 2003.

Investimenti

Gli investimenti dell'esercizio in immobilizzazioni materiali e immateriali sono ammontati a € 58,2 milioni e includono € 56,2 milioni di investimenti in immobilizzazioni materiali, mentre il rimanente importo è riconducibile essenzialmente a *software* e ad altre spese incrementative legate allo sviluppo di progetti specifici sul sistema SAP R/3.
Come già evidenziato, l'avvio dei lavori per la realizzazione da parte di Campari-Crodo S.p.A. del nuovo stabilimento di Novi Ligure, per il quale a fine anno si registrano immobilizzazioni in corso e acconti di € 34,5 milioni, ha contribuito in modo significativo alla crescita degli investimenti.
Gli investimenti hanno per il resto riguardato gli stabilimenti industriali del Gruppo, in particolare:

- Campari-Crodo S.p.A. ha realizzato investimenti presso lo stabilimento di Crodo per € 2,4 milioni, di cui € 0,3 milioni per fabbricati destinati ai nuovi impianti di depurazione di acque reflue e lavori di adeguamento sugli immobili, e l'importo residuo per macchinari della linea aperitivi e impianti di depurazione acque reflue e di ventilazione locali; presso lo stabilimento di Sulmona gli investimenti sono stati di € 5,9 milioni legati per € 0,4 milioni a fabbricati anch'essi destinati a impianti di depurazione e lavori di adeguamento sugli immobili, e per il rimanente importo agli impianti per Campari Mixx, alla trasformazione della linea CampariSoda da VAR (vuoto a rendere) a VAP (vuoto a perdere), all'impianto di depurazione acque reflue, al potenziamento di impianti esistenti e al loro adeguamento per il miglioramento delle condizioni ambientali e di sicurezza; nello stabilimento di Termoli gli investimenti sono ammontati a € 2,0 milioni, principalmente per impianti dedicati alla linea liquori;
- la Capogruppo Davide Campari-Milano S.p.A., presso il suo stabilimento di Sesto San Giovanni, ha realizzato investimenti per € 1,7 milioni sulla linea CampariSoda, nel reparto liquori e su impianti generici;
- Sella & Mosca S.p.A. ha sostenuto investimenti per € 3,5 milioni per impianti e macchinari industriali, macchine agricole e impianti di vigneto.

Campari in borsa

Azioni e azionisti

Il capitale sociale di Davide Campari-Milano S.p.A. ammonta a € 29.040.000 suddiviso in 29.040.000 azioni del valore nominale di € 1 ciascuna.
Al 31 dicembre 2002, i principali azionisti risultano essere:

Azionista	Numero di azioni ordinarie	% di possesso
Alicros S.r.l.	14.809.600	50,997%
Morgan Stanely Investment Management Ltd.	2.726.622	9,389%
Davide Campari-Milano S.p.A.[1]	1.000.000	3,443%

[1] *Acquisto di azioni proprie finalizzate a servire il piano di stock option*

Non risultano altri azionisti, al di fuori di quelli sopra evidenziati, con una partecipazione al capitale superiore al 2% che abbiano dato comunicazione a Consob e a Davide Campari-Milano S.p.A. ai sensi

dell'articolo 117 del Regolamento Consob n. 11971/99 in merito agli obblighi di notificazione delle partecipazioni rilevanti.

Andamento della quotazione

Nel corso del 2002, il titolo Campari ha registrato un incremento in termini assoluti del 13.8% rispetto al prezzo di chiusura al 31 dicembre 2001 e una *performance* relativa positiva del 37,3% rispetto all'indice di mercato (Mibtel), del 32,4% rispetto all'indice relativo alle società di media capitalizzazione (Midex) e del 28,3% rispetto all'indice di settore (Dow Jones STOXX 600 Food & Beverage).
La trattazione al Mercato Telematico Azionario delle azioni Campari ha raggiunto un controvalore medio giornaliero di € 1,7 milioni, un volume medio giornaliero di 53.093 azioni e un volume di scambi complessivo pari al 46,1% del totale delle azioni componenti il capitale sociale.
Al 31 dicembre 2002 la capitalizzazione di borsa risulta pari a € 871,2 milioni.


40.00
35.00
30.00
25.00
20.00
15.00
10.00
Prezzo (Euro)
350,000
300,000
250,000
200,000
150,000
100,000
50,000
gen-02
feb-02
apr-02
mag-02
giu-02
ago-02
set-02
nov-02
dic-02
feb-03
Campari (volumi)
Campari (prezzo azione)
Mibtel (relativo)
Midex (relativo)
DJ STOXX Food & Beverage Index (relativo)

Fonte: Bloomberg

Dati azionari		2002	2001 [2]
Prezzo al 31 dicembre [1]	€	30,00	26,37
Prezzo massimo [1]	€	37,77	31,00
Prezzo minimo [1]	€	25,28	21,84
Prezzo medio [1]	€	31,63	27,16
Volume medio giornaliero	Numero di azioni	53.093	72.375
Controvalore medio giornaliero	€ migliaia	1.695	2.066
Capitalizzazione borsistica al 31 dicembre	*€ migliaia*	871.200	*765.785*

Fonte: Bloomberg

[1] Prezzo di riferimento
[2] *Initial Public Offering avvenuta il 6 luglio 2001 al prezzo di collocamento di € 31 per azione; il volume medio giornaliero* esclusa la prima settimana di negoziazione è pari a 42.260 azioni nel 2001; il controvalore medio giornaliero esclusa la prima settimana di negoziazione è pari a € 1.145 migliaia nel 2001.

Indici di borsa

Price / book value

Il patrimonio netto in rapporto alle azioni in circolazione si attesta a € 16,51 a fine 2002.

Sulla base delle quotazioni di fine periodo il *price / book value* è pari a 1,82, contro 1,78 del 2001.

	2002	2001
Prezzo del titolo al 31 dicembre (€)	30,00	26,37
Patrimonio netto per azione (€)	16,51	14,82
Price / book value	1,82	1,78

EPS (*earnings per share*) e P/E (*price earnings*)

L'utile per azione del 2002 è pari a € 2,98, in crescita del 36,7% rispetto al 2001.
Il P/E, sulla base del prezzo di fine esercizio, è 10,1.

	2002	2001
Prezzo del titolo al 31 dicembre (€)	30,00	26,37
Utile per azione (EPS) (€)	2,98	2,18
P/E	10,1	12,1

Sulla base dell'utile netto rettificato dell'ammortamento dell'avviamento e dei marchi, l'utile per azione rettificato del 2002 è pari a € 3,94, in crescita del 52,9% rispetto al 2001, mentre il P/E rettificato è pari a 7,6.

	2002	2001
Prezzo del titolo al 31 dicembre (€)	30,00	26,37
Utile per azione rettificato (EPS rettificato) (€)	3,94	2,58
P/E rettificato	7,6	10,2

Payout ratio

Il *payout ratio* è pari al 28,5% nel 2002.

(milioni di €)	2002	2001
Dividendo per azione	0,88 [1]	0,88
Dividendo complessivo [2]	24,7	24,7
Utile di esercizio del Gruppo	86,7	63,4
Payout ratio (%)	28,5%	38,9%

[1] Per il 2002, dividendo proposto
[2] Nel 2001 e 2002, hanno diritto al godimento del dividendo 28.040.000 azioni, pari al numero di azioni componenti il capitale sociale al netto di 1.000.000 di azioni proprie

Dividend yield

Il dividendo garantisce un rendimento, in rapporto al prezzo dell'azione a fine 2002, del 2,9%.

(€)	2002	2001
Dividendo per azione	0,88[1]	0,88
Prezzo del titolo al 31 dicembre	30,00	26,37
Dividendo / Prezzo	2,9%	3,3%

[1] Dividendo proposto

Possesso e acquisto di azioni proprie e della controllante

La Capogruppo possiede 1.000.000 di azioni proprie del valore nominale di € 1, la cui parte di capitale corrispondente è pari a € 1.000.000, il 3,4% circa del capitale sociale.
Tali azioni proprie sono da destinarsi al piano di *stock options* illustrato al paragrafo successivo.
Nel corso dell'esercizio e fino alla data della presente relazione non sono state detenute, né direttamente né indirettamente, azioni della controllante.

Piano di *stock options* e azioni proprie

Già nel corso del 2001 la Capogruppo ha deliberato l'approvazione del piano quadro per la disciplina delle *stock options* che prevede le modalità di attribuzione di opzioni per la sottoscrizione e/o l'acquisto di azioni sia a soggetti legati da un rapporto di lavoro dipendente sia ad amministratori che a soggetti che rendono abitualmente prestazioni d'opera a favore di una o più società del Gruppo.
I beneficiari e il relativo numero di opzioni sono stati individuati dal Consiglio di Amministrazione su proposta del Comitato Remunerazioni e Nomine, tenendo conto della funzione e dell'importanza del ruolo rivestito nell'ambito del Gruppo, nonché dell'interesse della società a graduarne l'incentivazione nell'ambito delle proprie strategie di sviluppo.

Il prezzo unitario di acquisto delle azioni è pari al prezzo di collocamento corrispondente a € 31, e rimarrà invariato per la tutta la durata del piano.
Le opzioni potranno essere esercitate dal giorno successivo alla scadenza del periodo di esercizio, che avrà decorrenza a partire dal 30 giugno 2006.
Non è ammesso l'esercizio parziale delle opzioni.
A tale scopo la Capogruppo ha acquistato al prezzo di collocamento, pari a € 31, numero 1.000.000 di azioni proprie, iscrivendo una riserva indisponibile di pari importo tra le poste di patrimonio netto.

Attività di ricerca e sviluppo

L'attività di ricerca e sviluppo ha riguardato esclusivamente l'ordinaria attività produttiva e commerciale; di conseguenza i relativi costi sono stati interamente spesati nel periodo.

Rapporti con parti correlate

Ai sensi dell'articolo 2428 cod. civ. e delle comunicazioni Consob n. 97001574 del 20 febbraio 1997 e n. *98015375 del 27 febbraio 1998, vengono di seguito indicati i rapporti del Gruppo con controllanti,* controllate non consolidate e collegate.
Tutte le operazioni sottoelencate sono regolate a prezzi e condizioni di mercato.
Nel corso dell'esercizio non vi sono state ulteriori operazioni con parti correlate.

Principali partite economiche dell'esercizio chiuso al 31 dicembre 2002:

Voce di bilancio	€ milioni	Descrizione delle operazioni
Ricavi delle vendite	12,1	Ricavi delle vendite a M.C.S. S.c.a.r.l., International Marques V.O.F. e Fior Brands Ltd. per fornitura prodotti da parte di Campari International S.A.M.
Altri ricavi e proventi	0,1	Canoni di affitto in relazione ai contratti di sublocazione per uso uffici aventi oggetto parte degli immobili di Via Bonaventura Cavalieri 4, 20121 Milano e di Via Filippo Turati 25, 20121 Milano stipulati rispettivamente tra la Capogruppo e la controllante Alicros S.r.l. e tra la Capogruppo e Longhi & Associati S.r.l.
	0,5	Ricavi per gestione spazi pubblicitari di Campari Italia S.p.A. verso Longhi & Associati S.r.l.
Costi per servizi	3,9	*Costi per attività promozionale e pubblicitaria sostenuti da M.C.S. S.c.a.r.l. e* International Marques V.o.f. e riaddebitati a Campari International S.A.M.
	0,5	Commissioni acquisti mezzi pubblicitari addebitate a Campari Italia S.p.A. da *Longhi & Associati S.r.l.*

Principali partite patrimoniali al 31 dicembre 2002:

Voce di bilancio	€ milioni	Descrizione delle operazioni
Crediti verso collegate	6,3	*Includono:* - crediti di Campari International S.A.M. verso M.C.S. S.c.a.r.l., International Marques V.o.f. e Fior Brands Ltd. per i rapporti commerciali di cui sopra; - *crediti di Campari Finance Teoranta verso Fior Brands Ltd. per un* finanziamento di GBP 1 milione.
Debiti verso collegate	1,2	Debiti verso M.C.S. S.c.a.r.l., International Marques V.o.f. e Fior Brands Ltd. da parte di Campari International S.A.M. per i rapporti commerciali di cui sopra.

Si segnala inoltre che fino al 15 ottobre 2002 era in essere un contratto di locazione immobiliare tra la Capogruppo e il dottor Michele Magno (fratello della controllante indiretta del Gruppo) relativamente a un appartamento sito in Roma.
Tale appartamento è stato venduto a condizioni di mercato a Immobiliare Roma S.r.l., indirettamente controllata da Alicros S.r.l., a un prezzo di € 341.370, generando una plusvalenza in capo a Davide Campari-Milano S.p.A. di € 196.816.
Sella & Mosca S.p.A. ha inoltre venduto un'autovettura ad Alicros S.r.l. a condizioni di mercato.

Corporate Governance

In esecuzione del progetto di quotazione, Davide Campari-Milano S.p.A. ha provveduto agli interventi necessari per adeguare lo statuto, le procedure e il modello organizzativo alle raccomandazioni e alle regole di *corporate governance* delle società quotate in borsa tramite la nomina di un Comitato per il controllo interno (Comitato Audit) e di un Comitato per la remunerazione e le nomine (Comitato Remunerazione e Nomine), entrambi con funzioni consultive e propositive, costituiti e composti interamente da consiglieri indipendenti.

Il Consiglio di Amministrazione, composto in parte da consiglieri indipendenti e non esecutivi, viene convocato con periodicità almeno trimestrale per esaminare le operazioni di maggior rilievo effettuate dalla Società e l'attività svolta, nonché i risultati consuntivi trimestrali, semestrali e annuali.

Al fine di un adeguato sistema di controllo interno, la Società si è dotata di una struttura di Internal Auditing di Gruppo, che esercita la propria vigilanza su tutte le società del Gruppo, in modo gerarchicamente indipendente dai responsabili delle aree operative, rispondendo direttamente al Chief Executive Officer e riferendo almeno trimestralmente del proprio operato agli Amministratori Delegati, al Comitato Audit e al Collegio Sindacale.

Inoltre, la Società si è dotata di una procedura per il trattamento delle informazioni riservate, applicata a tutte le società del Gruppo, che definisce le informazioni da considerarsi *price sensitive*, le responsabilità interne per il trattamento di tali informazioni, le regole comportamentali cui devono attenersi coloro che ne vengano a conoscenza, nonché le procedure di divulgazione.

La procedura in questione si applica agli amministratori, sindaci e dipendenti della Capogruppo e di tutte le controllate.

Allo scopo di recepire le più recenti raccomandazioni in materia di trasparenza informativa emanate da Borsa Italiana S.p.A., il Consiglio d'Amministrazione ha anche approvato il codice di comportamento sull'*insider dealing*, che ha introdotto regole e limiti, per le cosiddette persone "rilevanti", di effettuare operazioni sui titoli della Società nei periodi più critici, quali quelli che precedono l'annuncio dei risultati di bilancio e infrannuali, nonché l'attuazione di operazioni straordinarie.

Nel contempo la Società provvederà a sua volta, al termine di ciascun trimestre, a informarne il mercato.

Infine, la Società comunicherà tempestivamente al mercato le operazioni di importo significativo, ovvero eccedenti l'importo complessivo di € 250.000, effettuate nel corso del trimestre di riferimento.

In ottemperanza al nuovo disposto di cui all'articolo 1.3 nel Codice di Autodisciplina delle società quotate, si segnalano di seguito i consiglieri di amministrazione che al 31 dicembre 2002 ricoprivano cariche di consigliere di amministratore o sindaco in altre società quotate in mercati regolamentati anche esteri, in società finanziarie, bancarie, assicurative o di rilevanti dimensioni:

- Luca Garavoglia: Amministratore Delegato di Alicros S.r.l., Fincorus S.r.l. e Fineos S.r.l.;
- Cesare Ferrero: Presidente del Consiglio di Amministrazione di FINLAV S.p.A.; Consigliere di Amministrazione di Autostrada Torino-Milano S.p.A. e Pininfarina S.p.A.; Presidente del Collegio Sindacale di Giovanni Agnelli & C. S.A.p.A., I.F.I. S.p.A., Ferrero S.p.A., FIAT S.p.A., I.P.I. S.p.A. e Toro Assicurazioni S.p.A.; Sindaco Effettivo di Banca Passadore S.p.A., FILA Holding S.p.A. e I.F.I.L. S.p.A.;
- Franzo Grande Stevens: Presidente del Consiglio di Amministrazione di P. Ferrero & C. S.p.A. e Toro Assicurazioni S.p.A.; Vice Presidente del Consiglio di Amministrazione di FIAT S.p.A.; Consigliere di Amministrazione di Banca del Piemonte S.p.A., Banca Sella S.p.A., Bansel S.p.A., Exor Group S.A. Société Anonyme, I.F.I. S.p.A., I.F.I.L. S.p.A., I.P.I. S.p.A., Pictet International Capital Management, Pininfarina S.p.A., La Rinascente S.p.A., Sella Asset Management SIM S.p.A., Vittoria Capital N.V., Yura International Holding B.V. e Yurass N.V.;
- Renato Ruggiero: Vice Presidente di European Investment Bank - Citigroup; membro dell'Advisory Board di Coca-Cola e General Electric Europe.
- Marco Vitale: Presidente del Consiglio di Amministrazione di Same Deutz Fahr Group S.p.A.; Vice Presidente del Consiglio di Amministrazione di Banca Popolare di Milano S.c.a.r.l.; Consigliere di Amministrazione di Banca Etica S.G.R., Ermenegildo Zegna Holditalia S.p.A., Miroglio S.p.A., Pictet & C. SIM S.p.A., Pictet International Capital Management, Quadrivio S.G.R., Same Deutz Fahr S.p.A., Same Deutz Fahr Agrarsysteme GmbH, Same Deutz Fahr Intl. Holding and Finance B.V., Same Deutz Fahr Polska Z.O.O., SMEG S.p.A. e Snaidero R. S.p.A.;
- Anton Machiel Zondervan: Chairman of the Executive Board di Koninklijke Wessanen N.V.

Eventi successivi alla chiusura dell'esercizio

Sottoscrizione di un accordo con i sindacati

Il 10 gennaio 2003 il Gruppo ha annunciato il raggiungimento di un importante accordo con i sindacati di categoria relativo alla razionalizzazione dell'assetto produttivo, che vedrà la già citata apertura del nuovo stabilimento di Novi Ligure e la progressiva dismissione delle attuali unità di Sesto San Giovanni e Termoli.
L'accordo raggiunto consente di mantenere invariato il livello occupazionale e garantisce concrete iniziative di ricollocamento, nelle aree degli stabilimenti dismessi, per tutti i dipendenti che lo ritenessero preferibile.
L'accordo, che si caratterizza anche per importanti sostegni economici per i lavoratori che saranno inseriti nelle liste di mobilità, è stato raggiunto in totale trasparenza con le organizzazioni sindacali, con una comunicazione anticipata sin dal marzo 2002 e conclusione dell'operazione a fine 2005.

Entrata del titolo Campari nel Midex

Dal 30 gennaio 2003 le azioni Campari sono entrate a far parte del Midex, l'indice delle società di media capitalizzazione.
In particolare, rientrano nel composizione del Midex le 25 azioni domestiche quotate in Borsa selezionate principalmente sulla base di criteri di liquidità e di capitalizzazione e classificatesi successivamente a quelle incluse nel Mib30.
Conseguentemente all'entrata nel Midex, dalla stessa data le azioni Campari sono negoziate anche sul Mercato After Hours (TAH) organizzato e gestito da Borsa Italiana S.p.A.

Joint-venture per il mercato spagnolo

Il 10 febbraio 2002 il Gruppo Campari ha annunciato la creazione di Summa S.L., una *joint-venture* con il Gruppo Gonzalez Byass finalizzata al rafforzamento e allo sviluppo delle attività di *marketing* e commercializzazione del portafoglio prodotti di entrambi i gruppi nel mercato spagnolo.
La *joint-venture*, che sarà operativa dal mese di aprile 2003 e vede una quota di partecipazione del Gruppo Campari del 30% (mentre il residuo 70% fa capo al Gruppo Gonzales Byass), ha un volume atteso di vendite di 1,8 milioni di casse e un fatturato annuo atteso di oltre € 65 milioni.
Il gruppo Gonzalez Byass, fondato nel 1835, è una delle società *leader* in Spagna nella produzione e nel *marketing* di *sherry*, *brandy* e altri vini e *spirits*, tra cui: i *leader* di mercato *sherry* Tio Pepe fino e *brandy* Soberano, i *leader* nella categoria *super premium brandy* Lepanto e la gamma di *sherry* invecchiati 30 anni (Apostoles, del Duque, Noe e Matusalem); i vini Beronia (*rioja*), Altozano (*Tierra de Castilla*) e lo spumante *cava* Castell de Vilarnau.
Il gruppo Campari è attualmente presente sul mercato spagnolo con i *brand* Campari, CampariSoda, SKYY Vodka, i *vermouth* Cinzano, Cinzano Soda e Cynar.

Lancio di Campari Mixx in Germania e Austria

Nel corso del primo trimestre 2003 sono stati finalizzati i contratti di distribuzione di Campari Mixx sul mercato tedesco e su quello austriaco, rispettivamente con Interbrew Deutschland, appartenente al gruppo Interbrew, e Stock Austria, appartenente al gruppo Eckes.
Gli accordi prevedono una durata di 4 anni per il contratto tedesco e di 3 anni per quello austriaco.
In entrambi i mercati il marchio Campari rappresenta una realtà di primaria importanza all'interno del segmento degli *spirits* importati e quindi il lancio di Campari Mixx rappresenta la naturale evoluzione della forte presenza del marchio Campari.

Fusione per incorporazione di Francesco Cinzano & C.ia S.p.A.

Nel corso del 2003 è prevista la fusione per incorporazione di Francesco Cinzano & C.ia S.p.A. in Campari-Crodo S.p.A., con effetti contabili e fiscali dal 1 gennaio 2003.
L'operazione risponde a finalità di razionalizzazione della gestione operativa, che il riassetto industriale precedentemente commentato e l'internalizzazione delle produzioni Cinzano rendono opportuno.

Lancio di SKYY Berry, SKYY Spiced e SKYY Vanilla negli Stati Uniti

Nel mese di marzo 2003 SKYY Spirits, LLC ha lanciato tre ulteriori *line extensions* (oltre alla già esistente SKYY Citrus) di SKYY Vodka.
Si tratta di SKYY Berry, SKYY Spiced e SKYY Vanilla, tre *vodke* aromatizzate, segmento in forte crescita nel mercato statunitense.

Evoluzione prevedibile della gestione

Negli ultimi tre anni, attraverso le acquisizioni di Cinzano, delle marche brasiliane rilevate dal Gruppo Diageo e infine, e soprattutto, di Skyy Spirits, LLC, il Gruppo Campari ha realizzato una strategia di profonda internazionalizzazione del *business*.
Ciò inevitabilmente pone sempre di più l'evoluzione delle vendite e dei risultati economici del Gruppo in stretta relazione all'andamento dei mercati mondiali degli *spirits* e degli *wines* e quindi di un ben più ampio scenario macro-economico di riferimento; in particolare, l'andamento del Dollaro USA e del Real brasiliano negli ultimi 6 - 8 mesi sintetizza la rapidità con cui certi cambiamenti siano avvenuti e la dimensione dell'impatto che possono avere sui risultati dei gruppi europei a forte internazionalizzazione.
Inoltre, se la prima parte del 2002 è stata caratterizzata dalla grande incertezza su quali sarebbero state le conseguenze politiche ma anche psicologiche degli eventi del 11 settembre 2001, il 2003 si è aperto con la certezza di un conflitto appena divampato del quale al momento è impossibile prevederne la portata e gli effetti sia nel breve che nel lungo termine.
Senza tralasciare le considerazioni sopra esposte, e per quanto attiene più specificatamente l'attività svolta, il Gruppo ha peraltro buone ragioni di prevedere una positiva evoluzione del *business*, generata principalmente dai mercati nordamericano e italiano.

Bilancio consolidato al 31 dicembre 2002

Prospetti di bilancio

Nota integrativa

Stato patrimoniale
(€ migliaia)

Attivo	31 dicembre 2002	31 dicembre 2001
A Crediti verso soci per versamenti ancora dovuti	0	0
B Immobilizzazioni		
I Immateriali		
1 Costi di impianto e di ampliamento	51	115
3 Diritti di brevetto industriale e utilizzo opere d'ingegno	1.718	2.475
4 Concessioni, licenze, marchi e diritti simili	11.654	13.128
5 Differenza da consolidamento	437.260	152.580
6 Immobilizzazioni in corso e acconti	7	354
7 Altre	2.550	2.271
	453.240	**170.923**
II Materiali		
1 Terreni e fabbricati	51.763	46.756
2 Impianti e macchinari	37.021	29.020
3 Attrezzature industriali e commerciali	7.246	5.956
4 Altri beni	4.221	4.673
5 *Immobilizzazioni in corso e acconti*	43.987	4.599
	144.238	**91.004**
III Finanziarie		
1 *Partecipazioni*		
a Imprese controllate	7.878	398
b Imprese collegate	621	532
d Altre imprese	175	17.832
2 Crediti		
d) Altre imprese		
Entro 12 mesi	246	337
Oltre 12 mesi	2.018	2.299
3 Altri titoli		
Oltre 12 mesi	454	454
4 Azioni proprie	31.000	31.000
	42.392	**52.852**
Totale immobilizzazioni	**639.870**	**314.779**
C Attivo circolante		
I Rimanenze		
1 Materie prime, sussidiarie e di consumo	26.482	17.240
2 Prodotti in corso di lavorazione e semilavorati	21.801	22.285
4 Prodotti finiti e merci	46.577	24.843
	94.860	**64.368**
II Crediti		
1 Verso clienti		
Entro 12 mesi	145.429	119.509
Oltre 12 mesi	43	93
3 Verso imprese collegate		
Entro 12 mesi	6.337	2.500
5 Verso altri		
Entro 12 mesi	39.456	25.948
Oltre 12 mesi	1.024	674
	192.289	**148.724**
III Attività finanziarie che non costituiscono immobilizzazioni		
6 Altri titoli	4.235	46.370
	4.235	**46.370**
IV Disponibilità liquide		
1 Depositi bancari e postali	103.441	177.756
3 Denaro e valori in cassa	39	10
	103.480	**177.766**
Totale attivo circolante	**394.864**	**437.228**
D Ratei e risconti		
2 Vari	2.954	984
	2.954	**984**
Totale attivo	1.037.688	752.991

Passivo	31 dicembre 2002	31 dicembre 2001
A Patrimonio netto		
I Capitale	29.040	29.040
IV Riserva legale	5.808	5.808
V Riserva per azioni proprie in portafoglio	31.000	31.000
VII Altre riserve	195.986	177.722
VIII Utili (perdite) portati a nuovo	130.403	123.361
IX Utile (perdita) dell'esercizio	86.669	63.406
Totale patrimonio netto di pertinenza del Gruppo	**478.906**	**430.337**
Di spettanza di terzi		
Capitale e riserve	-5.856	2.306
Utile (perdita) dell'esercizio	15.840	-9
Totale patrimonio netto di pertinenza di terzi	**9.984**	**2.297**
Totale patrimonio netto	**488.890**	**432.634**
B Fondi per rischi e oneri		
2 Fondi trattamento per quiescenza e obblighi simili	2.669	2.035
2a Fondi per imposte	2.791	20.093
2b Fondi per imposte differite	9.566	6.072
3 Altri accantonamenti	14.657	5.963
Totale fondi per rischi e oneri	**29.683**	**34.163**
C Trattamento di fine rapporto	**13.137**	**10.854**
D Debiti		
3 Debiti verso banche		
Entro 12 mesi	122.131	114.072
Oltre 12 mesi	16.284	13.455
4 Debiti verso altri finanziatori		
Oltre 12 mesi	164.741	1.209
5 Acconti		
Entro 12 mesi	295	392
6 Debiti verso fornitori		
Entro 12 mesi	136.942	89.070
9 Debiti verso imprese collegate		
Entro 12 mesi	1.216	1.488
10 Debiti verso imprese controllante		
Entro 12 mesi	2	-
11 Debiti tributari		
Entro 12 mesi	21.343	22.540
Oltre 12 mesi	2.352	4.704
12 Debiti verso istituti di previdenza e sicurezza sociale		
Entro 12 mesi	4.405	2.693
13 Altri debiti		
entro 12 mesi	29.408	24.168
Totale debiti	**499.119**	**273.791**
E Ratei e risconti passivi		
2 Vari	6.859	1.549
	6.859	**1.549**
Totale passivo	**1.037.688**	**752.991**

Conti d'ordine		
1 Garanzie		
verso altre imprese	25.995	21.581
2 Impegni		
verso altre imprese	33.339	3.156
3 Rischi		
verso altre imprese	0	234
Totale conti d'ordine	**59.334**	**24.971**

Conto economico

(€ migliaia)	31 dicembre 2002	31 dicembre 2001
A Valore della produzione		
1 Ricavi delle vendite e delle prestazioni	782.630	568.247
2 Variazione rimanenze di prodotti in corso, semilavorati e finiti	2.873	2.274
4 Incrementi di immobilizzazioni per lavori interni	893	0
5 Altri ricavi e proventi (di cui contributi in conto esercizio = 0)	39.563	22.707
Totale valore della produzione	**825.959**	**593.228**
B Costi della produzione		
6 Per materie prime, sussidiarie, di consumo e merci	273.006	194.977
7 Per servizi	213.581	158.153
8 Per godimento di beni di terzi	3.458	2.720
9 Per il personale		
a) Salari e stipendi	48.828	33.477
b) Oneri sociali	12.020	10.031
c) Trattamento di fine rapporto	1.678	1.435
d) Trattamento di quiescenza e simili	207	95
e) Altri costi	6.289	6.006
10 Ammortamenti e svalutazioni		
a) Ammortamento delle immobilizzazioni immateriali	30.924	14.515
b) Ammortamento delle immobilizzazioni materiali	14.366	11.310
c) Altre svalutazione delle immobilizzazioni	1.953	0
d) Svalutazione crediti dell'attivo circolante e delle disponibilità liquide	1.052	621
11 Variazione rimanenze materie prime, sussidiarie di consumo e merci	-13.816	263
12 Accantonamenti per rischi	4.145	1.081
13 Altri accantonamenti	0	48
14 Oneri diversi di gestione	120.442	71.883
Totale costi della produzione	**718.133**	**506.615**
Differenza tra valore e costi della produzione	**107.826**	**86.613**
C Proventi e oneri finanziari		
15 Proventi da partecipazioni in		
b) Imprese collegate	0	127
c) Altre imprese	0	5
16 Altri proventi finanziari da		
a) Crediti iscritti nelle immobilizzazioni		
4) Da altre imprese	29	760
c) Titoli iscritti nell'attivo circolante che non costituiscono partecipazioni	2.827	1.499
d) Proventi diversi		
2) Da imprese collegate	9	0
4) Da altre imprese	11.796	10.826
17 Interessi e altri oneri finanziari		
d) Da altre imprese	-17.174	-13.936
Totale proventi e oneri finanziari	**-2.513**	**-719**
D Rettifiche di valore di attività finanziarie		
18 Rivalutazioni		
a) Di partecipazioni	305	2.770
19 Svalutazioni		
a) Di partecipazioni	-689	-1.872
Totale rettifiche di valore di attività finanziarie	**-384**	**898**
E Proventi e oneri straordinari		
20 Proventi		
a) Proventi straordinari	25.563	7.801
b) Plusvalenze	5.676	4.266
21 Oneri		
a) Oneri straordinari	-12.732	-3.068
b) Minusvalenze	-10	-1
c) Imposte relative a esercizi precedenti	-23	-285
Totale proventi e oneri straordinari	**18.474**	**8.713**
Risultato prima delle imposte	**123.403**	**95.505**
22 Imposte sul reddito dell'esercizio		
Imposte correnti	27.116	26.639
Imposte differite	-6.222	5.469
Totale imposte sul reddito dell'esercizio	**20.894**	**32.108**
Risultato dell'esercizio	**102.509**	**63.397**
Risultato netto di competenza di terzi	**15.840**	**-9**
Risultato del Gruppo	**86.669**	**63.406**

Nota integrativa

Struttura e contenuto del bilancio consolidato

Il bilancio consolidato, costituito dallo stato patrimoniale, dal conto economico e dalla presente nota integrativa, è stato redatto in conformità alla normativa civilistica ai sensi del D. Lgs. 9 aprile 1991 n. 127.
Le norme di legge sulla base delle quali il bilancio è stato redatto sono state integrate e interpretate dai principi contabili enunciati dai Consigli Nazionali dei Dottori Commercialisti e dei Ragionieri.
Per ogni singola voce dello stato patrimoniale e del conto economico è stato indicato il corrispondente importo del bilancio consolidato precedente chiuso al 31 dicembre 2001.
I prospetti di bilancio, le tabelle della nota integrativa e gli allegati al bilancio sono espressi in migliaia di €, mentre, ove non diversamente indicato, i commenti della nota integrativa e la relazione sulla gestione sono espressi in milioni di €.

Area di consolidamento

Il bilancio consolidato comprende, oltre al bilancio della Capogruppo, i bilanci al 31 dicembre 2002 delle imprese nelle quali la Capogruppo detiene il controllo ai sensi dell'articolo 2359, 1° e 2° comma, cod. civ.
L'elenco delle imprese incluse nell'area di consolidamento è fornito in allegato.
Di seguito si segnalano le variazioni intervenute successivamente al 31 dicembre 2001.
Le società entrate nell'area di consolidamento dopo tale data sono le seguenti:

- nel mese di gennaio è stata completata l'acquisizione da parte del Gruppo di un'ulteriore quota del 50% di Skyy Spirits, LLC, portando al 58,9% la partecipazione nella società, che è stata pertanto consolidata con il metodo integrale a decorrere dal 1 gennaio 2002;
- nel mese di febbraio è stata perfezionata l'acquisizione da parte del Gruppo del 100% di Zedda Piras S.p.A., che detiene a fine esercizio il 77,62% di Sella & Mosca S.p.A.; a sua volta, quest'ultima controlla il 93,66% di Qingdao Sella & Mosca Winery Co. Ltd. e il 100% di Société civile du Domaine de la Margue.
  Zedda Piras S.p.A. e Sella & Mosca S.p.A. sono quindi entrate nel perimetro di consolidamento dal 1 gennaio 2002 e sono state anch'esse consolidate con il metodo integrale.
  Per quanto riguarda invece le controllate di Sella & Mosca S.p.A., Qingdao Sella & Mosca Winery Co. Ltd. e Société civile du Domaine de la Margue, si è ritenuto di utilizzare il metodo del patrimonio netto, per effetto delle difficoltà incontrate nell'ottenimento di tutte le informazioni di dettaglio necessarie alla loro inclusione con il metodo integrale.
  Pertanto si è scelto di rappresentare sinteticamente nel valore delle partecipazioni il patrimonio netto delle partecipate e nel conto economico consolidato i risultati d'esercizio, rettificati per riflettere gli effetti delle rettifiche proprie del metodo scelto.
  Ai fini di una maggiore chiarezza, viene inoltre indicato l'effetto che avrebbe l'inclusione integrale delle due società sulla situazione finanziaria del Gruppo, nella sezione relativa alla posizione finanziaria netta della relazione sulla gestione.

Le società uscite dal perimetro di consolidamento nel corso del periodo sono le seguenti:

- Immobiliare Vassilli 1981 S.r.l., controllata da Lacedaemon Holding B.V., è stata ceduta a terzi nel corso dell'esercizio;
- Campari Holding S.A., direttamente controllata dalla Capogruppo, ha rimborsato parte del proprio capitale sociale alla Capogruppo ed è stata fusa nella propria controllata Campari Schweiz A.G.;
- Kenston sales & services Inc. S.A., finanziaria con sede in Uruguay, è stata deconsolidata in quanto posta in liquidazione nel corso dell'esercizio.

Principi di consolidamento

I bilanci delle controllate comprese nell'area di consolidamento e consolidati con il metodo dell'integrazione globale vengono recepiti, per ogni posta del bilancio, nel loro importo globale, prescindendo dalla percentuale di possesso azionario del Gruppo.
Per le società acquisite nel corso dell'esercizio 2002, si è provveduto al consolidamento del conto economico a partire dal 1 gennaio 2002.
I bilanci utilizzati per il consolidamento sono i bilanci d'esercizio al 31 dicembre 2002 delle singole società, già approvati dalle assemblee o predisposti dagli organi amministrativi per l'approvazione, riclassificati e rettificati per uniformarsi ai principi contabili e ai criteri di presentazione adottati dalla Capogruppo.

Consolidamento delle partecipazioni

Le differenze negative che si riscontrano tra i valori di carico delle partecipazioni iscritte in bilancio e i patrimoni netti delle singole imprese partecipate alla fine dell'esercizio confluiscono nella voce Riserva di consolidamento.

Le differenze positive, se determinate da un effettivo maggior valore di immobilizzazioni materiali o immateriali delle imprese, vengono attribuite in aumento delle immobilizzazioni interessate, mentre l'eventuale residuo positivo viene iscritto in una voce dell'attivo denominata Differenza da consolidamento.

Poste intersocietarie
Gli utili e le perdite non ancora realizzati, derivanti da operazioni fra società del Gruppo, vengono eliminati, così come le partite che danno origine a debiti e crediti, costi e ricavi tra le società incluse nell'area di consolidamento.

Dividendi e imposte
I dividendi incassati da società consolidate sono eliminati.
Le imposte non recuperabili relative ai dividendi da controllate che si prevede verranno distribuiti alla Capogruppo vengono adeguatamente appostate.

Criteri e cambi applicati nella conversione dei bilanci
La conversione in € dei bilanci espressi in valute diverse dalla moneta di conto (€) è effettuata come segue:

- le poste del conto economico sono convertite ai cambi medi dell'esercizio, mentre le poste dello stato patrimoniale sono convertite ai cambi di fine esercizio; le differenze cambio derivanti dall'applicazione del diverso criterio per la conversione in € delle poste di natura reddituale e patrimoniale dei bilanci delle società estere non appartenenti all'area € sono imputate alla riserva del patrimonio netto Riserva conversione bilanci in valuta;
- le differenze cambio di conversione risultanti dal raffronto tra il patrimonio netto iniziale convertito ai cambi correnti e il medesimo convertito ai cambi correnti dell'esercizio precedente sono anch'esse imputate alla Riserva conversione bilanci in valuta.

I tassi di cambio applicati sono i seguenti:

	periodo chiuso al			
	31 dicembre 2002		31 dicembre 2001	
	Cambio medio	Cambio finale	Cambio medio	Cambio finale
Dollaro USA	0,9459	1,0422	0,8956	0,8813
Franco svizzero	1,4682	1,4548	1,5104	1,4829
Real brasiliano	2,7835	3,6651	2,1019	2,0454
Pesos uruguayano	19,9663	28,0456	12,0441	12,4087
Renmimbi cinese	7,8259	8,6294	-	-

Quote di azionisti terzi
L'importo del capitale e delle riserve delle imprese incluse nell'area di consolidamento corrispondente a partecipazioni di terzi, è iscritto in una voce del patrimonio netto denominata Capitale e riserve di pertinenza di terzi.
La parte del risultato economico consolidato corrispondente a partecipazioni di terzi è iscritta in una voce denominata Risultato netto di competenza di terzi.

Criteri di valutazione
I criteri utilizzati nella formazione del bilancio chiuso al 31 dicembre 2002 non si discostano dai medesimi utilizzati per la formazione del bilancio del precedente esercizio, in particolare nelle valutazioni e nella continuità dei medesimi principi.
La valutazione delle voci di bilancio è stata fatta ispirandosi a criteri generali di prudenza e competenza nella prospettiva della continuazione dell'attività.
Gli utili, pertanto, sono inclusi se realizzati entro la data di chiusura dell'esercizio, mentre si tiene conto dei rischi e delle perdite anche se conosciuti successivamente alla chiusura dello stesso, entro la data di approvazione del bilancio da parte del Consiglio di Amministrazione.
I principi contabili e i criteri di valutazione esposti qui di seguito corrispondono, ove non diversamente indicato, a quelli utilizzati nel bilancio d'esercizio della Capogruppo.
In particolare, i criteri di valutazione adottati nella formazione del bilancio sono stati i seguenti:

Immobilizzazioni immateriali
Sono iscritte al costo d'acquisto o a quello di produzione interna, comprensivo degli oneri accessori, e vengono ammortizzate a quote costanti in ogni esercizio in relazione con la loro residua possibilità di utilizzazione, tenuto conto anche dell'importo recuperabile in base ai piani aziendali di svolgimento dell'attività produttiva.
I costi di impianto e di ampliamento sono iscritti all'attivo dello stato patrimoniale qualora ritenuti produttivi di utilità in più esercizi; vengono ammortizzati entro il periodo della loro durata economica, se definita, e comunque in un periodo convenzionalmente stabilito non superiore a cinque anni.

I costi per progetti e studi di sviluppo vengono integralmente spesati a conto economico nell'esercizio in cui sono sostenuti.
I costi di pubblicità sono integralmente spesati nell'esercizio in cui vengono sostenuti, secondo il principio della competenza; qualora tali costi siano comuni a due esercizi vengono ripartiti, in linea con il principio della prudenza, sulla base della durata della campagna pubblicitaria.
I costi dei diritti di brevetto industriale, dei diritti di concessione, delle licenze, dei marchi e diritti simili e delle altre immobilizzazioni immateriali sono iscritti all'attivo dello stato patrimoniale solo qualora la loro utilità si protragga nel tempo; i suddetti costi sono ammortizzati in funzione della durata del loro sfruttamento, qualora essa sia definita, oppure sulla base della loro durata contrattuale.
Le licenze di *software* rappresentano il costo di acquisto delle licenze e, qualora sostenuto, il costo esterno di consulenza o interno del personale necessario allo sviluppo allocato nella voce Altre immobilizzazioni immateriali; sono spesati nell'esercizio in cui si sostengono i costi interni o esterni sostenuti per l'istruzione del personale all'utilizzo e gli altri eventuali costi accessori; i costi iscritti tra le immobilizzazioni immateriali sono ammortizzati in tre esercizi.
I marchi e la differenza da consolidamento, derivante da acquisizioni e che nella sostanza è espressione del valore dei marchi, vengono ammortizzati in 10 o 20 anni, come peraltro previsto dai Principi Contabili dei Consigli Nazionali dei Dottori Commercialisti e dei Ragionieri; tali periodi sono ritenuti congrui in relazione all'importanza dei marchi e dei diritti acquistati o che hanno portato in dote le società acquisite.
Qualora il valore economico delle immobilizzazioni immateriali iscritte all'attivo dello stato patrimoniale risulti durevolmente inferiore al residuo costo da ammortizzare, si procede alla loro svalutazione sino a concorrenza del loro valore economico; qualora in esercizi successivi vengano meno le ragioni che ne hanno determinata la svalutazione, si procede al ripristino del costo.

Immobilizzazioni materiali

Sono iscritte al costo di acquisto o di produzione, al lordo dei contributi in conto capitale eventualmente ricevuti e comprensive degli oneri di diretta imputazione.
Il costo può includere anche gli oneri inerenti alla produzione interna e gli oneri finanziari maturati nel periodo che intercorre tra il momento del pagamento e quello in cui gli impianti possono entrare in esercizio; tali capitalizzazioni, qualora significative, sono menzionate in nota integrativa.
Il valore lordo delle immobilizzazioni viene rettificato solo in aderenza a leggi nazionali che richiedano o consentano la rivalutazione monetaria delle immobilizzazioni; i saldi attivi risultanti da dette rivalutazioni sono appostati a specifiche riserve nel patrimonio netto, e sono utilizzate per aumento del capitale sociale o per copertura di perdite.
Le spese di manutenzione di natura conservativa vengono imputate integralmente al conto economico nell'esercizio in cui vengono sostenute; le spese di manutenzione di natura incrementativa, in quanto sostenute allo scopo di prolungare la vita utile del bene, di adeguarlo tecnologicamente e/o di aumentarne la produttività e la sicurezza ai fini dell'economicità produttiva dell'impresa, vengono attribuite al cespite al quale si riferiscono e ammortizzate in base alla sua residua vita utile.
Il periodo di ammortamento decorre dall'inizio dell'esercizio in cui il bene è disponibile e pronto all'uso e gli ammortamenti vengono direttamente attribuiti ai cespiti.
Gli ammortamenti vengono sistematicamente determinati secondo quote costanti sulla base della vita utile dei singoli cespiti stabilita in conformità ai piani aziendali di utilizzo che considerano anche il degrado fisico e tecnologico tenuto conto del presumibile valore di realizzo stimato al netto delle spese di rottamazione.
Le aliquote sono le seguenti:

immobili strumentali e costruzioni leggere	3% - 5%
impianti e macchinari	10% - 25%
mobili, macchine d'ufficio e macchine elettroniche	10% - 30%
automezzi e autoveicoli	20% - 40%
attrezzature varie	20% - 30%

Le immobilizzazioni materiali il cui valore economico alla chiusura dell'esercizio risulti durevolmente inferiore al costo non ancora ammortizzato vengono svalutate fino a concorrenza del loro valore economico; la svalutazione non viene più mantenuta negli esercizi successivi se vengono meno i motivi che l'hanno originata.
I *leasing* finanziari vengono rilevati secondo il metodo finanziario che consiste nell'iscrivere il valore del bene tra le immobilizzazioni materiali al valore normale del bene stesso e del prezzo di riscatto, con correlativa iscrizione al passivo di un debito di pari importo che viene progressivamente ridotto in base al piano di rimborso delle quote di capitale incluse nel canone; il valore del bene iscritto all'attivo viene ammortizzato alle aliquote utilizzate per i beni in acquisto della medesima categoria.
Si segnala che nei bilanci d'esercizio delle società del Gruppo i sopracitati *leasing* vengono contabilizzati in base alla prassi locale.

Immobilizzazioni finanziarie

Le immobilizzazioni in imprese controllate non consolidate con il metodo integrale sono valutate con il metodo del patrimonio netto.
Le immobilizzazioni finanziarie consistenti in partecipazioni in imprese collegate sono valutate al costo adeguato al corrispondente valore di patrimonio netto risultante dall'ultimo bilancio disponibile.
Le partecipazioni in altre imprese vengono iscritte al costo di acquisto, comprensivo degli oneri accessori e ridotto in caso di perdite permanenti di valore.
Le rettifiche di valore trovano il loro limite inferiore nel patrimonio netto delle società partecipate o nel presumibile valore di realizzo per quelle oggetto di trattativa per l'eventuale cessione; tali rettifiche non sono più mantenute se vengono meno i motivi che le hanno originate.
Il costo storico comprende il prezzo pagato per l'acquisto iniziale e per quelli successivi, le sottoscrizioni di aumenti di capitale, le diminuzioni del valore di carico dovute alle vendite, le riduzioni del capitale sociale a seguito di delibere assembleari per rimborso.
Le riduzioni del capitale sociale a copertura delle perdite e le relative ricostituzioni, fino alla concorrenza del capitale sociale precedente, non costituiscono variazioni del costo storico.

Rimanenze

Le rimanenze di materie prime, materie sussidiarie, semilavorati e prodotti finiti sono iscritte al minore tra il costo di acquisto o di fabbricazione, comprensivo degli oneri accessori di diretta imputazione e il valore di presunto realizzo desumibile dall'andamento del mercato.
I prodotti in corso di lavorazione sono iscritti al costo di acquisto delle materie prime utilizzate comprensivo del costo di fabbricazione effettivamente sostenuto alla fase di lavorazione raggiunta.
Il costo è calcolato con il metodo del costo medio ponderato.
Il LIFO a scatti annuali viene utilizzato nei bilanci d'esercizio dalle società italiane e da talune società estere.
Il valore netto di realizzo viene determinato tenendo conto sia delle eventuali spese di fabbricazione ancora da sostenere che delle spese dirette di vendita.
Il costo di acquisto sostenuto a fronte di materiale pubblicitario destinato alla vendita alle società del Gruppo, determinato in linea con i criteri di cui sopra, viene iscritto tra le rimanenze di fine esercizio.
Le rimanenze di materie prime e semilavorati non più utilizzabili nel ciclo produttivo e le rimanenze di prodotti finiti non vendibili vengono integralmente svalutate.

Altri titoli

I titoli sono valutati al minore tra il costo di acquisto o di sottoscrizione e il valore di mercato.
Gli interessi maturati e non ancora percepiti sono rilevati tra i ratei attivi.

Crediti e debiti

I crediti vengono valutati al presumibile valore di realizzo mediante iscrizione del valore nominale all'attivo dello stato patrimoniale rettificato direttamente per tenere conto delle perdite ragionevolmente prevedibili.
I crediti verso clienti soggetti a procedure concorsuali, in stato di provato dissesto o per i quali si rende inutile promuovere azioni esecutive sono portati integralmente a perdita o sono svalutati nella misura in cui le informazioni ottenute e le procedure in corso ne facciano supporre la definitiva recuperabilità.
I debiti sono rilevati al loro valore nominale.
I debiti per imposte correnti vengono iscritti in base alle aliquote in vigore applicate ad una realistica stima del reddito imponibile, tenuto conto della normativa in vigore al momento della predisposizione del bilancio. Qualora le imposte da corrispondere risultino inferiori ai crediti d'imposta, agli acconti versati ed alle ritenute subite, la differenza rappresenta un credito che viene iscritto all'attivo dello stato patrimoniale.
I crediti e debiti in valuta estera diversa dalla moneta di conto (€) sono iscritti ai cambi in vigore al momento della loro contabilizzazione e successivamente allineati ai cambi di fine esercizio; le perdite e gli utili originati dall'allineamento ai cambi di fine esercizio vengono iscritti al conto economico.

Disponibilità liquide

I crediti verso le banche e l'amministrazione postale per depositi o conti correnti vengono iscritti in bilancio sulla base del valore di presumibile realizzo.
Il denaro e i valori bollati in cassa sono valutati al valore nominale.

Ratei e risconti

Alla voce ratei e risconti attivi sono iscritti i proventi dell'esercizio esigibili in esercizi successivi e i costi sostenuti entro la chiusura dell'esercizio ma di competenza di quelli successivi.
Alla voce ratei e risconti passivi sono iscritti i costi di competenza dell'esercizio esigibili in esercizi successivi e i proventi percepiti entro la chiusura dell'esercizio ma di competenza di quelli successivi.

Fondi per rischi e oneri
Al fine di coprire le passività potenziali a carico del Gruppo vengono iscritti al passivo dello stato patrimoniale fondi rischi e oneri.
I fondi per rischi e oneri iscritti si riferiscono a oneri di natura determinata, di esistenza certa o probabile, dei quali tuttavia alla chiusura dell'esercizio sono indeterminati o l'ammontare o la data di sopravvenienza.
Gli accantonamenti, calcolati sulla base di stime prudenziali, sono inclusi nel conto economico.
I fondi per rischi e oneri comprendono anche gli accantonamenti effettuati per imposte dirette e indirette relative a posizioni non ancora definite o in contenzioso, nonché gli accantonamenti al fondo imposte differite.
In materia di imposte sul reddito viene applicato il Principio Contabile n. 25; tale principio, emesso dalla Commissione Nazionale dei Dottori Commercialisti e dei Ragionieri, statuisce che le imposte differite siano calcolate sulle differenze temporanee tra il valore figurante nello stato patrimoniale e il valore fiscale delle attività e passività (*balance sheet liability method*); concorrono a determinare la fiscalità differita anche quelle poste che, pur non allocate nello stato patrimoniale, possono produrre potenziali crediti d'imposta futuri (come ad esempio perdite fiscali fiscalmente riportabili).
In base al menzionato principio le imposte anticipate debbono essere iscritte in bilancio anche se eccedono le imposte differite passive.
Per l'iscrizione delle imposte anticipate si tiene in considerazione:
- per le perdite fiscali dell'orizzonte temporale a fronte del quale sono disponibili piani aziendali che comprovino con ragionevole certezza l'attesa di utili futuri in grado di assorbire il beneficio fiscale iscritto in bilancio;
- per i fondi rischi e oneri dell'incertezza riguardo al momento in cui potranno assumere rilevanza fiscale.

I crediti per imposte anticipate, determinati sulle differenze temporanee tra i valori contabili e i valori fiscali, sono successivamente svalutati, qualora venga meno la ragionevole certezza del loro recupero.
Non vengono iscritte in bilancio le imposte anticipate a fronte di differenze temporanee per le quali non vi sia ragionevole certezza del loro annullamento a fronte di futuro corrispondente beneficio fiscale e le imposte differite passive a fronte di differenze temporanee delle quali non sia probabile il pagamento di future imposte.

Trattamento di fine rapporto
Il trattamento di fine rapporto (TFR), spettanza dei dipendenti italiani accumulata durante il periodo lavorativo e pagabile all'estinzione del rapporto, è calcolato, in accordo con la normativa civilistica e del lavoro, sulla durata del rapporto di lavoro, della categoria e della remunerazione di ogni dipendente.
L'indennità è rivalutata annualmente in base all'incremento del costo della vita (indice ISTAT), fornito dal Governo italiano.
Nello stato patrimoniale viene esposto l'effettivo debito maturato verso i dipendenti alla data di chiusura del bilancio.

Conti d'ordine
Vengono iscritti tra i conti d'ordine le garanzie prestate direttamente o indirettamente per un importo pari all'ammontare dell'effettivo impegno, e le garanzie reali, per un ammontare pari al valore di bilancio del bene o diritto dato a garanzia.
Tra gli impegni, rischi e altri conti d'ordine sono iscritti tra l'altro le operazioni fuori bilancio rappresentate da contratti derivati effettuati per proteggere il valore di singole attività e/o passività dai rischi di oscillazione dei tassi d'interesse e/o dei tassi di cambio.
Il valore che viene iscritto tra i conti d'ordine corrisponde al valore nozionale dei contratti in essere.

Contratti derivati
La valutazione contabile di tali contratti è coerente con il valore delle attività e passività a essi correlati.
I differenziali di tali operazioni sono riflessi nel conto economico.

Iscrizione dei ricavi, dei proventi e degli oneri a conto economico
I ricavi e i proventi sono iscritti al netto di resi, sconti, abbuoni e premi nonché delle imposte direttamente connesse con la vendita dei prodotti e la prestazione dei servizi.
In particolare:
- i ricavi per vendite di prodotti sono riconosciuti al momento del trasferimento della proprietà, che normalmente si identifica con la consegna o la spedizione dei beni; le vendite sono esposte al lordo delle accise sugli alcolici;
- i ricavi per prestazioni di servizi sono riconosciuti sulla base dell'avvenuta prestazione e in accordo con i relativi contratti;
- i proventi e gli oneri di natura finanziaria sono riconosciuti in base alla competenza temporale;

- i contributi in conto capitale sono contabilizzati al momento dell'incasso o, se precedente, all'atto del ricevimento della formale delibera di pagamento; sono iscritti nella voce Risconti passivi dello stato patrimoniale e accreditati al conto economico in proporzione all'ammontare delle attività a cui si riferiscono;
- le imposte sul reddito sono determinate a norma di legge, applicando le aliquote in vigore nello stato ove hanno sede le singole società, tenuto conto delle specifiche agevolazioni fiscali previste dalla normativa;
- spese di ricerca e sviluppo: i costi per progetti e studi di sviluppo vengono riconosciuti a conto economico nell'esercizio in cui sono sostenuti;
- spese di pubblicità: i costi di pubblicità sono riconosciuti a conto economico nell'esercizio in cui vengono sostenuti.

Operazioni con la controllante

Con la controllante Alicros S.r.l. è in essere un contratto di sublocazione immobiliare regolato a prezzi di mercato.

Ad eccezione della cessione di un appartamento a Immobiliare Roma S.r.l., indirettamente controllata da Alicros S.r.l., e della cessione di un'autovettura aziendale alla stessa Alicros S.r.l., di cui si è riferito nella relazione sulla gestione, nessun altro rapporto è intervenuto con Alicros S.r.l. e le sue controllate diverse dalle società del Gruppo Campari.

Composizione e principali variazioni delle voci di stato patrimoniale

Attivo
Immobilizzazioni
Immobilizzazioni immateriali

	31 dicembre 2002	31 dicembre 2001	Variazione
Costi di impianto e di ampliamento	51	115	(64)
Diritti di brevetto industriale e utilizzo opere d'ingegno	1.718	2.475	(757)
Concessioni, licenze, marchi e diritti simili	11.654	13.128	(1.474)
Differenza da consolidamento	437.260	152.580	284.680
Immobilizzazioni in corso e acconti	7	354	(347)
Altre	2.550	2.271	279
Totale	453.240	170.923	282.317

Nel corso dell'esercizio si sono verificate le seguenti variazioni:

	Costi di impianto e di ampliamento	Diritti di brevetto industriale e utilizzo opere d'ingegno	Concessioni, licenze, marchi e diritti simili	Differenza da consolida-mento	Immobilizzazioni in corso e acconti	Altre	Totale
Valore di carico iniziale	1.371	6.108	21.977	186.858	354	7.689	224.357
Fondo ammortamento iniziale	(1.256)	(3.633)	(8.849)	(34.278)	0	(5.418)	(53.434)
Saldo iniziale	115	2.475	13.128	152.580	354	2.271	170.923
Variazione perimetro	88	108	1.023	311.049	0	801	313.069
Investimenti	0	611	0	0	7	1.387	2.005
Svalutazioni	0	(540)	(549)	0	0	(211)	(1.300)
Ammortamenti	(118)	(1.001)	(1.396)	(26.370)	0	(2.037)	(30.924)
Riclassifiche	0	699	0	0	(354)	433	778
Differenze cambio e altri movimenti	(34)	(634)	(552)	1	0	(94)	(1.311)
Saldo finale	51	1.718	11.654	437.260	7	2.550	453.240
Valore finale	1.432	4.401	22.962	497.908	7	9.833	536.543
Fondo ammortamento finale	(1.381)	(2.683)	(11.308)	(60.648)	0	(7.283)	(83.303)

Il prospetto di cui sopra evidenzia separatamente le variazioni più significative registrate nel corso dell'esercizio a seguito delle acquisizioni di Skyy Spirits, LLC e del Gruppo Zedda Piras, ampiamente commentate nella relazione sulla gestione.
In particolare, alla voce Concessioni, licenze, marchi e diritti simili si rilevano licenze di Skyy Spirits, LLC per la distribuzione di vari *Scotch whiskies* negli Stati Uniti.
La voce differenza da consolidamento ha accolto il maggior prezzo pagato rispetto al patrimonio netto contabile delle società acquisite, e non iscrivibile in specifiche poste attive o passive del bilancio delle controllate.
Pertanto, comprende gli effetti generati dal consolidamento di Skyy Spirits, LLC per € 251,3 milioni e del gruppo Zedda Piras per € 59,8 milioni; entrambi i valori vengono ammortizzati su una durata di 20 anni, periodi ritenuti congrui in relazione all'importanza dei marchi e dei diritti che hanno portato in dote le società acquisite.
Il dettaglio dei valori residui a fine esercizio dei marchi e delle differenze di consolidamento, suddivisi per acquisizione, è il seguente:

	31 dicembre 2002		31 dicembre 2001	
	Concessioni, licenze, marchi e diritti simili	Differenza da consolidamento	Concessioni, licenze, marchi e diritti simili	Differenza da consolidamento
Prodotti *ex* Bols	2.427	7.563	2.839	10.514
Ouzo 12	7.912	9.531	8.428	10.125
Cinzano	823	54.868	874	58.280
Acquisizione brasiliana	0	69.801	984	73.661
Skyy Spirits, LLC	465	238.703	0	0
Zedda Piras S.p.A. e Sella & Mosca S.p.A.	27	56.794	0	0
Altro	0	0	3	0
Totale	11.654	437.260	13.128	152.580

Tra gli investimenti dell'esercizio, si segnalano investimenti di *software* nella voce Diritti di brevetto industriale e utilizzo opere d'ingegno nonché, alla voce Altre immobilizzazioni immateriali, altre spese incrementative di *software* da parte della Capogruppo e delle consociate italiane, per lo sviluppo di progetti specifici sul sistema SAP R/3.
In relazione al passaggio a SAP R/3 da parte di Campari do Brasil Ltda. e Skyy Spirits, LLC, sono stati svalutati alcuni *software* che si ritiene non abbiano utilità futura a seguito di questo investimento, e inclusi alle voci Concessioni e licenze e Altre immobilizzazioni.
La svalutazione risultante alla voce Diritti di brevetto industriale e utilizzo opere d'ingegno è invece relativa alla svalutazione da parte di Campari do Brasil Ltda. di marchi per i quali è stata rivista l'utilità futura.

Immobilizzazioni materiali

	31 dicembre 2002	31 dicembre 2001	Variazione
Terreni e fabbricati	51.763	46.756	5.007
Impianti e macchinari	37.021	29.020	8.001
Attrezzature industriali e commerciali	7.246	5.956	1.290
Altri beni	4.221	4.673	(452)
Immobilizzazioni in corso e acconti	43.987	4.599	39.388
Totale	144.238	91.004	53.234

I movimenti intervenuti nel corso dell'esercizio sono i seguenti:

	Terreni e fabbricati	Impianti e macchinari	Attrezzature industriali e commerciali	Altri beni	Immobilizzazioni in corso e acconti	Totale
Valore di carico iniziale	83.336	113.955	35.944	17.207	4.599	255.041
Fondo ammortamento iniziale	(36.580)	(84.935)	(29.988)	(12.534)	0	(164.037)
Saldo iniziale	46.756	29.020	5.956	4.673	4.599	91.004
Effetto perimetro	9.959	7.193	1.006	1.077	3.370	22.605
Investimenti	1.120	8.242	3.369	1.575	41.885	56.191
Disinvestimenti	(1.899)	(143)	(442)	(206)	0	(2.690)
Ammortamenti	(2.666)	(7.105)	(2.682)	(1.913)	0	(14.366)
Riclassifiche da immobilizzazioni in corso	1.022	3.027	59	60	(4.948)	(780)
Differenze cambio e altri movimenti	(2.529)	(3.213)	(20)	(1.045)	(919)	(7.726)
Saldo finale	51.763	37.021	7.246	4.221	43.987	144.238
Valore di carico finale	90.407	131.408	38.996	17.648	43.987	322.446
Fondo ammortamento finale	(38.644)	(94.387)	(31.750)	(13.427)	0	(178.208)

L'incremento delle immobilizzazioni materiali per effetto della variazione del perimetro di consolidamento, pari a € 22,6 milioni, è riferibile per € 22,0 milioni all'acquisizione del gruppo Zedda Piras, per € 1,0 milione all'acquisizione di Skyy Spirits, LLC e include una riduzione di € 0,4 milioni per effetto del deconsolidamento di Immobiliare Vassilli 1981 S.r.l., ceduta nel corso dell'esercizio.
Gli investimenti dell'esercizio sono risultati particolarmente significativi per la parziale realizzazione del nuovo stabilimento di Novi Ligure da parte di Campari-Crodo S.p.A., nell'ambito del piano generale di ristrutturazione industriale del Gruppo commentato nella relazione sulla gestione.
A fine esercizio il valore complessivo iscritto nelle immobilizzazioni in corso per terreni, opere edili, oneri ivi connessi, impianti e macchinari ammonta a € 34,5 milioni, quasi interamente realizzati nell'esercizio 2002. L'investimento complessivo previsto è di circa € 50 milioni.
Gli investimenti in terreni e fabbricati sono in buona parte dovuti alla costruzione, da parte di Campari-Crodo S.p.A., di due fabbricati destinati ai nuovi impianti di depurazione di acque reflue e a lavori di adeguamento sugli immobili.
La stessa Campari-Crodo S.p.A. ha quindi realizzato, presso i suoi tre stabilimenti, investimenti in nuovi impianti e macchinari o aggiornamenti e potenziamenti di quelli esistenti.
Nello stabilimento di Crodo, tali investimenti ammontano a € 2,4 milioni, destinati a macchinari della linea aperitivi e a impianti di depurazione acque reflue e di ventilazione locali; nello stabilimento di Sulmona, si sono registrati investimenti per € 5,9 milioni, legati al lancio di Campari Mixx, alla trasformazione della linea CampariSoda da VAR (vuoto a rendere) a VAP (vuoto a perdere), all'impianto di depurazione acque reflue, al potenziamento di impianti esistenti e al loro adeguamento per il miglioramento delle condizioni ambientali e di sicurezza; nello stabilimento di Termoli, gli investimenti sono ammontati a € 2,2 milioni, principalmente per impianti dedicati alla linea liquori.
Nell'ambito degli investimenti in macchinari e impianti per la produzione si segnalano inoltre investimenti della Capogruppo nello stabilimento di Sesto San Giovanni sulla linea CampariSoda, nel reparto liquori e

su impianti generici per € 1 milione e, da parte di Sella & Mosca S.p.A., per impianti e macchinari industriali e macchine agricole per € 1,7 milioni.
Gli investimenti in attrezzature industriali e commerciali riguardano quasi esclusivamente l'acquisto di imballi da riutilizzare da parte di Campari Italia S.p.A.
La voce Altri beni si riferisce quasi esclusivamente all'acquisto di macchine elettroniche da parte delle società del Gruppo.
La voce Immobilizzazioni in corso e acconti accoglie a fine esercizio, oltre all'ammontare relativo allo stabilimento di Novi Ligure, investimenti di Campari-Crodo S.p.A. nei suoi tre stabilimenti per impianti e macchinari, di Sella & Mosca S.p.A. per impianti di vigneto e di Skyy Spirits, LLC per gli investimenti in impianti e attrezzature relativi a un contratto con Brown Forman Corp., più dettagliatamente descritto nella sezione conti d'ordine.
I disinvestimenti di terreni e fabbricati si riferiscono alla vendita da parte di Campari Schweiz A.G. e Sovinac S.A. di due immobili di proprietà, e da parte della Capogruppo e di Campari-Crodo S.p.A., di diverse unità immobiliari.
Complessivamente tali cessioni hanno generato plusvalenze per € 5,6 milioni, iscritte nel conto economico tra i proventi straordinari dell'esercizio.
Le differenze cambio e altri movimenti del periodo, che comportano una riduzione del saldo delle immobilizzazioni materiali di € 7,7 milioni, sono generate quasi esclusivamente dalle differenze di conversione dovute alla svalutazione della valuta brasiliana nei confronti della valuta del Gruppo registrata nel corso dell'esercizio.
Al 31 dicembre 2002, la voce Terreni e fabbricati include l'importo di € 4,9 milioni afferente a beni detenuti in *leasing*; il debito residuo alla stessa data, pari a € 13,3 milioni, è iscritto alla voce Debiti verso banche.
Il totale delle rivalutazioni riguardanti le immobilizzazioni materiali esistenti a fine periodo è di € 9,5 milioni, al netto dei relativi ammortamenti.
L'aumento rispetto allo scorso esercizio è dovuto all'inclusione delle società acquisite Zedda Piras S.p.A. e Sella & Mosca S.p.A.
Il dettaglio è il seguente:

	Terreni e fabbricati	Impianti e macchinari	Altre immobilizza-zioni materiali	Totale
Legge 2 dicembre 195 n. 576	89	252	0	341
Legge 19 marzo 1983 n. 72	671	2.728	109	3.508
Legge 30 dicembre 1991 n. 413	5.634	0	0	5.634
Totale	6.394	2.980	109	9.483

Immobilizzazioni finanziarie

	31 dicembre 2002	31 dicembre 2001	Variazione
Partecipazioni			
In imprese controllate	7.878	398	7.480
In imprese collegate	621	532	89
In altre imprese	175	17.832	(17.657)
Crediti verso altre imprese:			
Entro 12 mesi	246	337	(91)
Oltre 12 mesi	2.018	2.299	(281)
Altri titoli oltre 12 mesi	454	454	0
Azioni proprie	31.000	31.000	0
Totale	42.392	52.852	(10.460)

I movimenti intervenuti nel corso dell'esercizio sono i seguenti:

	Partecipa-zioni in imprese controllate	Partecipa-zioni in imprese collegate	Partecipa-zioni in altre imprese	Crediti altre imprese entro 12 mesi	Crediti altre imprese oltre 12 mesi	Altri titoli	Azioni proprie
Saldo al 31 dicembre 2001	398	532	17.832	337	2.299	454	31.000
Effetto perimetro	8.567	3	(17.601)	0	128	0	0
Incrementi	0	0	0	0	0	0	0
Rivalutazioni / svalutazioni	(689)	305	0	0	0	0	0
Decrementi	(398)	0	0	(91)	(409)	0	0
Altri movimenti	0	(219)	(56)	0	0	0	0
Saldo al 31 dicembre 2002	7.878	621	175	246	2.018	454	31.000

La composizione al 31 dicembre 2002 delle immobilizzazioni finanziarie è la seguente:

	Partecipazioni in imprese controllate	Partecipazioni in imprese collegate	Partecipazioni in altre imprese	Crediti altre imprese entro 12 mesi	Crediti altre imprese oltre 12 mesi	Altri titoli	Azioni proprie
Qingdao Sella&Mosca Winery Cp. Ltd	2.119	0	0	0	0	0	0
Société civile du Domaine de la Margue	5.759	0	0	0	0	0	0
MCS S.c.a.r.l.	0	261	0	0	0	0	0
International Marques V.o.f.	0	249	0	0	0	0	0
Longhi & Associati S.r.l.	0	108	0	0	0	0	0
Alghero Agroalimentare S.c.r.l.	0	3	0	0	0	0	0
Altre partecipazioni < 10%	0	0	175	0	0	0	0
Finanziamento a S.I.A.M. Monticchio S.p.A.	0	0	0	246	258	0	
Erario per anticipo TFR	0	0	0	0	828	0	0
n. 454 obbligazioni Idreg Piemonte	0	0	0	0	0	454	0
Azioni proprie	0	0	0	0	0	0	31.000
Altre voci	0	0	0	0	932	0	0
	7.878	621	175	246	2.018	454	31.000

La movimentazione delle partecipazioni in imprese controllate evidenzia l'aumento delle stesse a seguito dell'acquisizione del gruppo Zedda Piras, per effetto delle partecipazioni di controllo detenute da Sella & Mosca S.p.A. in una *joint-venture* commerciale in Cina, Qingdao Sella & Mosca Winery Co. Ltd., e in una società francese, Société civile du Domaine de la Margue.
Tali società, escluse dall'area di consolidamento per le difficoltà riscontrate nell'ottenimento di tutte le informazioni di dettaglio necessarie alla loro inclusione con il metodo del consolidamento integrale, sono state valutate secondo il metodo del patrimonio netto, conformemente a quanto disposto dal principio contabile n. 17 sul bilancio consolidato.
Pertanto la differenza tra il valore delle suddette partecipazioni con la corrispondente quota di patrimonio netto alla data di acquisizione è stata imputata ad incremento della differenza di consolidamento, mentre la perdita relativa al 2002, pari a € 0,7 milioni, è stata registrata tra le svalutazioni dell'esercizio.
I decrementi delle partecipazioni in imprese controllate si riferiscono alla partecipazione in Campari Management S.A.M, la cui liquidazione è stata portata a termine nel corso del primo semestre del 2002.
Le partecipazioni in altre imprese si riducono di € 17,6 milioni per effetto del consolidamento integrale a partire dall'esercizio 2002 di Skyy Spirits, LLC di cui il Gruppo, che deteneva precedentemente una quota di minoranza, ha acquisito il controllo.
Le azioni proprie, pari a € 31milioni, si riferiscono a 1.000.000 di azioni ordinarie, pari al 3,4% circa del capitale, per un valore nominale complessivo di € 1 milione, acquistate nell'esercizio precedente a servizio del piano di *stock option*.

Attivo circolante
Rimanenze

	31 dicembre 2002	31 dicembre 2001	Variazione
Materie prime, sussidiarie e di consumo	26.482	17.240	9.242
Prodotti in corso di lavorazione e semilavorati	21.801	22.285	(484)
Prodotti finiti e merci	46.577	24.843	21.734
Totale	94.860	64.368	30.492

Nei bilanci d'esercizio delle società italiane e di talune società estere le rimanenze sono state valutate a LIFO.
Il maggior valore dovuto all'adozione del costo medio nel bilancio consolidato è di € 2,4 milioni.
L'incremento del magazzino rispetto al 31 dicembre 2001 è attribuibile per € 25,4 milioni alla variazione di perimetro derivante dalle acquisizioni effettuate; in particolare, le rimanenze di materie prime di Skyy Spirits, LLC all'atto dell'acquisto ammontavano a € 3,9 milioni, mentre quelle di Zedda Piras S.p.A. e Sella & Mosca S.p.A. ammontavano a € 6,2 milioni.
Analogamente, l'impatto sulle rimanenze iniziali di prodotti finiti è di € 11,6 milioni per Skyy Spirits, LLC e di € 3,7 milioni per Zedda Piras S.p.A. e Sella & Mosca S.p.A.
Si registrano inoltre, nel corso dell'esercizio, effetti negativi per circa € 15,6 milioni derivanti dall'impatto dell'apprezzamento del € rispetto alla valuta brasiliana e, seppure in minor misura, a quella statunitense.
Oltre alle variazioni di cui sopra, si registra un incremento generalizzato degli *stock* più che proporzionale all'aumento del fatturato del Gruppo, anche in relazione all'accordo di distribuzione negli Stati Uniti della

tequila 1800 siglato da Skyy Spirits, LLC, le cui vendite hanno avuto un impatto sulle vendite del Gruppo solo nell'ultimo trimestre dell'esercizio.
I valori sovraesposti sono al netto del fondo svalutazione magazzino che, al 31 dicembre 2002, ammonta a € 1 milione (€ 1,2 milioni al 31 dicembre 2001).

Crediti

	31 dicembre 2002	31 dicembre 2001	Variazione
Verso clienti - entro 12 mesi	145.429	119.509	25.920
Verso clienti - oltre 12 mesi	43	93	(50)
Verso imprese collegate - entro 12 mesi	6.337	2500	3.837
Verso altri - entro 12 mesi	39.456	25.948	13.508
Verso altri - oltre 12 mesi	1.024	674	350
Totale	192.289	148.724	43.565

Crediti verso clienti

I crediti verso clienti recepiscono da una parte l'effetto delle variazioni intervenute nell'area di consolidamento, che hanno portato un incremento dei saldi iniziali di € 35,0 milioni, e in secondo luogo l'effetto negativo del deprezzamento delle valute brasiliana e statunitense nei confronti del € per circa € 14,5 milioni.
Tali crediti, derivanti da normali operazioni di vendita, sono al netto del fondo svalutazione crediti di € 5,2 milioni, così movimentato:

Saldo al 31 dicembre 2001	4.067
Utilizzi	(466)
Accantonamenti	787
Variazione perimetro	809
Altri movimenti	20
Saldo al 31 dicembre 2002	5.217

Crediti verso società collegate

L'aumento dei crediti verso società collegate è legato alla partecipazione del Gruppo alla *joint-venture* Fior Brands, Ltd., attiva nel Regno Unito, verso la quale il Gruppo registra a fine esercizio crediti commerciali per € 1,9 milioni e crediti finanziari per € 1,6 milioni.
Questi ultimi sono relativi ad un finanziamento concesso da Campari Finance Teoranta per un importo di GBP 1,0 milione e regolato da condizioni di mercato con un tasso di interesse legato al *Libor* GBP.

Altri crediti

Il saldo al 31 dicembre 2002 dei crediti verso altri è così composto:

	31 dicembre 2002	31 dicembre 2001	Variazione
Crediti verso Erario	12.788	5.769	7.019
Crediti per imposte anticipate	10.152	6.584	3.568
Anticipi e altri crediti verso a fornitori	9.578	7.776	1.802
Crediti verso clienti diversi	1.800	3.475	(1.675)
Crediti verso agenti e centri di distribuzione (al netto di fondo svalutazione di € 2.576 migliaia)	1.599	1.147	452
Altri	3.539	1.197	2.342
Altri crediti esigibili entro l'esercizio	39.456	25.948	13.508
Altri crediti esigibili oltre l'esercizio	1.024	674	350
Totale altri crediti	40.480	26.622	13.858

I maggiori crediti verso l'Erario al 31 dicembre 2002 rispetto al 31 dicembre 2001 derivano per € 2,8 milioni dal credito verso l'erario per I.V.A. iscritto in capo alla Capogruppo e riferito alle società italiane del Gruppo, a cui si contrapponeva un debito di € 1,9 milioni al 31 dicembre 2001; le variazioni sono imputabili al metodo di calcolo usato per il pagamento degli acconti, basato su parametri storici.
Inoltre, sempre nella stessa voce risultano iscritti, per € 3,5 milioni, crediti per imposte dirette di Campari-Crodo S.p.A. verso l'Erario per effetto della detassazione Tremonti *bis* sugli investimenti effettuati nell'esercizio e solo parzialmente considerati in sede di versamento degli acconti.
I crediti per imposte anticipate si riferiscono all'iscrizione da parte delle società del Gruppo di fondi tassati, quali fondi svalutazione magazzino, fondi svalutazione crediti e fondi rischi, a spese a deducibilità parzialmente differita, quali le spese di rappresentanza o di manutenzione e a costi deducibili in base a particolari disposizioni fiscali.

L'aumento rispetto allo scorso esercizio è da imputare ai fondi stanziati dalle società italiane del Gruppo a fronte del progetto di chiusura e trasferimento delle attività degli stabilimenti di Sesto San Giovanni e Termoli, commentato nella relazione sulla gestione.
Il dettaglio della posta è il seguente:

	31 dicembre 2002	31 dicembre 2001	Variazione
Imposte anticipate su			
- fondi tassati	8.768	5.399	3.369
- spese a deducibilità parzialmente differita	755	576	179
- costi deducibili in base a particolari disposizioni fiscali	48	371	(323)
- altre	581	238	343
Totale imposte anticipate	10.152	6.584	3.568

La voce Altri crediti aumenta a fine esercizio per effetto dei differenziali attivi di conversione delle operazioni di copertura rischio di cambio su crediti e debiti di natura commerciale.

Attività finanziarie che non costituiscono immobilizzazioni e disponibilità liquide

	31 dicembre 2002	31 dicembre 2001	Variazione
Altri titoli	4.235	46.370	(42.135)
Disponibilità liquide:			
Depositi bancari e postali	103.441	177.756	(74.315)
Assegni, denaro e valori in cassa	39	10	29
Totale disponibilità liquide	103.480	177.766	(74.286)
Totale altri titoli e disponibilità liquide	107.715	224.136	(116.421)

Gli altri titoli sono rappresentati da SICAV e da titoli detenuti da società del Gruppo.

Raccordo tra disponibilità liquide del Gruppo e posizione finanziaria netta consolidata

	31 dicembre 2002	31 dicembre 2001	Variazione
Disponibilità liquide	103.480	177.766	(74.286)
Debiti verso banche - entro 12 mesi	(122.131)	(114.072)	(8.059)
Debiti verso banche - oltre 12 mesi	(16.284)	(13.455)	(2.829)
Debiti verso altri finanziatori - oltre 12 mesi	(164.741)	0	(164.741)
Ratei per interessi relativi al *private placement*	(3.349)	0	(3.349)
	(203.025)	50.239	(253.264)
Altri titoli	4.235	46.370	(42.135)
Posizione finanziaria netta	(198.790)	96.609	(295.399)

Si rimanda alla relazione sulla gestione per un commento all'aumento dell'indebitamento finanziario del Gruppo nel corso del periodo e per un'analisi della composizione dello stesso.

Ratei e risconti attivi

	31 dicembre 2002	31 dicembre 2001	Variazione
Ratei attivi			
- interessi attivi	26	330	(304)
- interessi su strumenti derivati	1.483	0	1.483
- altri ratei attivi	23	104	(81)
Totale ratei	1.532	434	1.098
Risconti attivi			
- premi assicurativi	284	52	232
- affitti passivi	22	41	(19)
- altri risconti attivi	1.116	457	659
Totale risconti	1.422	550	872
Totale ratei e risconti	2.954	984	1.970

L'incremento dei ratei attivi rispetto al bilancio dell'esercizio 2001 è ascrivibile per € 1,5 milioni ai ratei per interessi maturati su strumenti finanziari derivati accesi a fronte dell'operazione di emissione di *senior guaranteed notes* sul mercato statunitense messa in atto da Redfire, Inc., più dettagliatamente commentata nelle sezione Debiti verso altri finanziatori.
Gli altri risconti attivi a fine 2002 comprendono € 0,7 milioni di costi sostenuti da Redfire Inc. a fronte dell'emissione dei titoli di cui sopra, che vengono ammortizzati lungo tutta la durata del prestito.

Passivo
Patrimonio netto

Prospetto delle variazioni del patrimonio netto consolidato

	Saldo al 31 dicembre 2001	Dividendi	Trasferimenti	Differenze cambio e altri movimenti	Utile dell'esercizio	Saldo al 31 dicembre 2002
Capitale sociale	29.040	0	0	0	0	29.040
Riserva legale	5.808	0	0	0	0	5.808
Riserva per azioni proprie	31.000	0	0	0	0	31.000
Altre riserve						
Riserva straordinaria	7.982	0	0	0	0	7.982
Riserva in sospensione d'imposta	3.041	0	0	0	0	3.041
Avanzo di fusione	5.687	0	0	0	0	5.687
Riserva di consolidamento	155.516	0	31.689	(994)	0	186.211
Riserva conversione bilanci in valuta estera	5.496	0	0	(12.431)	0	(6.935)
Utili (perdite) portati a nuovo	123.361	0	7.042	0	0	130.403
Utile (perdita) dell'esercizio	63.406	(24.675)	(38.731)	0	86.669	86.669
Totale patrimonio netto del Gruppo	430.337	(24.675)		(13.425)	86.669	478.906
Capitale e riserve di terzi	2.306	0	(9)	(8.153)	0	(5.856)
Utile (perdita) di competenza di terzi	(9)	0	9	0	15.840	15.840
Totale patrimonio netto di terzi	2.297	0	0	(8.153)	15.840	9.984
Totale patrimonio netto	432.634	(24.675)	0	(21.578)	102.509	488.890

L'utile dell'esercizio precedente è stato distribuito agli azionisti della Capogruppo per € 24,7 milioni.
Al 31 dicembre 2002 il capitale sociale è costituito da 29.040.000 azioni ordinarie da € 1 nominali cadauna.
La movimentazione della riserva di conversione bilanci in valuta estera si riferisce alle differenze cambi sui patrimoni netti di apertura delle società controllate, derivanti principalmente dalle oscillazioni delle valute brasiliana e statunitense, nonché alla differenza risultante dai diversi cambi utilizzati per la conversione dello stato patrimoniale e del conto economico del periodo.
La riserva si riduce ulteriormente nel corso del periodo per effetto della fusione di Campari Holding S.A. in Campari Schweiz A.G., eseguita mediante una riduzione di capitale di Campari Holding S.A. per esubero e il corrispondente rimborso alla controllante Davide Campari-Milano S.p.A.
Tale rimborso ha generato una differenza cambi in capo alla Capogruppo pari a € 5,4 milioni, derivante dalla differenza tra il cambio originario alla data di versamento del capitale e il cambio dell'operazione di rimborso.
A livello consolidato questa differenza era già presente nelle riserve di conversione al 31 dicembre 2001 per la parte di differenze cambio che sono state in passato differite alla chiusura di ogni esercizio.
Tuttavia, per effetto del disinvestimento del Gruppo dalla società in questione, tale differenza è stata realizzata nel corso del periodo e conseguentemente rilevata come provento a conto economico così come previsto dallo IAS n. 21.

Raccordo con il patrimonio netto e l'utile della Capogruppo

	31 dicembre 2002		31 dicembre 2001	
	Patrimonio netto	Risultato dell'esercizio	Patrimonio netto	Risultato dell'esercizio
Bilancio della Capogruppo	348.590	134.270	238.995	32.411
Differenza tra valore di carico delle partecipate consolidate e Corrispondente patrimonio netto	153.554	74.756	213.335	107.789
Eliminazione dei dividendi distribuiti da società consolidate	0	(120.885)	0	(76.325)
Eliminazione degli utili intragruppo al netto dell'effetto fiscale	(22.293)	(1.808)	(19.457)	(310)
Allineamento dei criteri di valutazione	(945)	336	(2.536)	(159)
Bilancio consolidato	478.906	86.669	430.337	63.406

Patrimonio netto di competenza di terzi

Le variazioni intervenute nelle quote di azionisti terzi rispetto al bilancio chiuso al 31 dicembre 2001 sono le seguenti:

% di competenza di terzi	31 dicembre 2002	31 dicembre 2001
O-Dodeca B.V.	25,00%	25,00%
Skyy Spirits, LLC	41,10%	-
Sella & Mosca S.p.A.	22,38%	-

In particolare, la movimentazione intervenuta nel patrimonio di terzi successivamente al 31 dicembre 2001 può essere così riassunta:

	Saldo al 31 dicembre 2001	Variazione perimetro	Dividendi (*)	Trasferi-menti	Differenze cambio e altri movimenti	Utile del periodo	Saldo al 31 dicembre 2002
Capitale e riserve	2.306	18.876	(26.867)	(9)	(162)	0	(5.856)
Utile (perdita)	(9)	0	0	9	0	15.840	15.840
Totale patrimonio netto	2.297	18.876	(26.867)		(162)	15.840	9.984

(*) include gli acconti su dividendi distribuiti sugli utili dell'esercizio 2002

Fondi rischi e oneri

	31 dicembre 2002	31 dicembre 2001	Variazione
Fondi trattamento per quiescenza e obblighi simili	2.669	2.035	634
Fondi per imposte			
- fondi per imposte	2.791	20.093	(17.302)
- fondi per imposte differite	9.566	6.072	3.494
Altri fondi			
- oneri per ristrutturazione industriale	10.000	0	10.000
- rischi verso agenti	2.290	2.786	(496)
- altri	2.367	3.177	(810)
Totale altri fondi	14.657	5.963	8.694
Totale fondi rischi e oneri	29.683	34.163	(4.480)

Il fondo imposte si decrementa per effetto dell'adesione della Capogruppo e di Campari-Crodo S.p.A. alle misure approvate con la legge Finanziaria 2003 in materia di chiusura delle liti pendenti e condoni fiscali.
In particolare, la stima del costo complessivo della chiusura delle liti pendenti e del condono fiscale inserita nel presente bilancio consolidato, in contropartita dei debiti tributari, è pari a € 2,0 milioni, dei quali € 1,9 milioni relativi alla Capogruppo.
Per effetto dell'adesione vengono pertanto meno le ragioni che avevano portato le due società all'iscrizione di fondi imposte per complessivi € 17,9 milioni a fronte di procedimenti fiscali descritti nelle note integrative dei precedenti bilanci.
Tali fondi, di cui € 17,0 milioni riferiti alla Capogruppo, sono stati di conseguenza stornati generando una sopravvenienza attiva di importo pari alla differenza tra il fondo stesso e il costo di adesione alla sanatoria.
La Capogruppo, anche in base ai pareri espressi dai propri consulenti, non ha ritenuto peraltro di procedere alla sanatoria delle liti pendenti di cui all'articolo 16 della Legge 289/2002 per la controversia relativa all'accertamento IRPEG / ILOR 1994, annullato con decisione della Sezione I della C.T.P. di Milano, e successivamente appellata dalla Agenzia delle Entrate in data 29 agosto 2002. (Tanto più che si tratta di accertamento originato da una risoluzione ministeriale recante una interpretazione applicativa della norma interna considerata dalla stessa Commissione Europea come contrastante con la Direttiva 90/434/CEE).

La residua movimentazione del fondo è ascrivibile ad accantonamenti fatti dalla controllata brasiliana a fronte di accertamenti fiscali in essere.

Il fondo imposte differite rappresenta il saldo delle imposte differite stanziate con riferimento alle appostazioni di carattere tributario presenti nei bilanci delle singole società del Gruppo, riferite essenzialmente ad ammortamenti anticipati e a rateizzazioni di plusvalenze patrimoniali, e delle imposte differite e anticipate relative alle scritture di consolidamento.
La composizione del saldo è la seguente:

	31 dicembre 2002	31 dicembre 2001	Variazione
Imposte differite Capogruppo	795	1.292	(497)
Imposte differite controllate	8.055	2.363	5.692
Saldo netto delle scritture di consolidamento	716	2.417	(1.701)
Totale	9.566	6.072	3.494

La voce Altri fondi, che aumenta significativamente dal 31 dicembre 2001, include gli accantonamenti fatti nel periodo dalla Capogruppo e da Campari-Crodo S.p.A. a fronte di oneri di ristrutturazione connessi con la riorganizzazione dei siti produttivi del Gruppo e del trasferimento di alcune attività nel nuovo stabilimento di Novi Ligure, attualmente in fase di costruzione.
L'ammontare totale degli oneri di ristrutturazione stanziati a fronte di tale operazione di riorganizzazione è pari a € 10,0 milioni, al lordo dell'effetto fiscale.

Trattamento di fine rapporto

La movimentazione del fondo trattamento fine rapporto dal 31 dicembre 2001 è rappresentata di seguito. La variazione di perimetro è relativa al saldo iniziale di tale fondo delle società italiane neo-consolidate, Zedda Piras S.p.A. e Sella & Mosca S.p.A..

Saldo iniziale al 31 dicembre 2001	10.854
Variazione perimetro	1.724
Quota del periodo	1.678
Utilizzo del periodo e anticipazioni	(1.119)
Saldo finale al 31 dicembre 2002	13.137

Debiti

	31 dicembre 2002	31 dicembre 2001	Variazione
Banche - entro 12 mesi	122.131	114.072	8.059
Banche - oltre 12 mesi	16.284	13.455	2.829
Debiti verso altri finanziatori - oltre 12 mesi	164.741	1.209	163.532
Acconti - entro 12 mesi	295	392	(97)
Fornitori - entro 12 mesi	136.942	89.070	47.872
Debiti verso imprese collegate - entro 12 mesi	1.216	1.488	(272)
Debiti verso imprese controllanti - entro 12 mesi	2	0	2
Debiti tributari - entro 12 mesi	21.343	22.540	(1.197)
Debiti tributari - oltre 12 mesi	2.352	4.704	(2.352)
Istituti di previdenza e sicurezza sociale - entro 12 mesi	4.405	2.693	1.712
Altri debiti - entro 12 mesi	29.408	24.168	5.240
Totale	499.119	273.791	225.328

Debiti verso banche e altri finanziatori

La composizione e la scadenza dei debiti verso banche e verso altri finanziatori al 31 dicembre 2002 si dettaglia come segue:

	entro 12 mesi	oltre 12 mesi		
			di cui oltre 5 anni	Totale
Debiti verso banche				
- indebitamento bancario a breve termine	120.107	4.923	709	125.030
- Credemleasing S.p.A. per *leasing* immobiliare	2.024	11.361	0	13.385
Totale debiti verso banche	122.131	16.284	709	138.415
Debiti verso altri finanziatori				
- *private placement*	0	163.116	143.607	163.116
- altri finanziamenti	0	1.625	1.344	1.625
Totale debiti verso altri finanziatori	0	164.741	144.951	164.741

L'indebitamento bancario a breve termine è principalmente imputabile alle linee di finanziamento accese dalla Capogruppo a fronte delle acquisizioni avvenute nell'esercizio.
Include inoltre l'indebitamento bancario a breve termine di Zedda Piras S.p.A. e Sella & Mosca S.p.A., *nonché la quota a scadere dei finanziamenti e mutui a medio - lungo termine ricevuti da entrambe le* società.
Tali finanziamenti, il cui debito residuo al 31 dicembre 2002 ammonta a € 6,4 milioni, sono assistiti da ipoteche su terreni e fabbricati e da privilegi su macchinari e impianti.
Il debito verso Credemleasing S.p.A. rappresenta la quota capitale delle rate a scadere del *leasing* immobiliare novennale con scadenza 20 febbraio 2006 sullo stabile occupato dalla sede della Capogruppo e di alcune controllate in Milano, contabilizzato secondo il metodo finanziario.
L'ammontare delle rate a scadere è il seguente:

Anno	Importo
2003	2.024
2004	2.185
2005	2.410
2006	6.766
Totale	13.385

La voce *private placement*, tra i debiti verso altri finanziatori, si riferisce all'emissione di *senior guaranteed notes*, *messa in atto da parte di Redfire Inc. sul mercato statunitense e garantita dalla Capogruppo, per* finanziare l'acquisizione del controllo di Skyy Spirits, LLC.

Il collocamento, la cui struttura è stata ampiamente descritta nella relazione sulla gestione, è avvenuto nel mese di luglio 2002 e prevede l'inizio del rimborso di quote capitale relative alla prima *tranche* del finanziamento a partire da luglio 2005.
Gli interessi di competenza dell'esercizio chiuso al 31 dicembre 2002, pari a € 4,8 milioni, sono stati interamente iscritti tra i ratei passivi in quanto vengono pagati con cadenza semestrale a partire da gennaio 2003.
A fronte di tali oneri risultano iscritti ratei attivi per interessi per € 1,5 milioni, derivanti da un'operazione di *swap*, realizzata a fronte del finanziamento descritto e anch'essa descritta nella relazione sulla gestione, che ha permesso un abbassamento del costo medio del finanziamento.
Gli altri debiti verso altri finanziatori sono invece relativi ad un contratto di finanziamento in capo a Campari-Crodo S.p.A. con il Ministero dell'Industria, del Commercio e dell'Artigianato, il cui rimborso è previsto in 10 rate annuali a partire dal 15 febbraio 2006.

Debiti verso fornitori

I debiti verso fornitori aumentano per effetto dello sviluppo delle attività del Gruppo e dei maggiori costi ivi conseguenti, anche legati alle attività promozionali e pubblicitarie.
Al 31 dicembre 2002, includono inoltre i debiti di Campari Crodo S.p.A. per la realizzazione del nuovo stabilimento di Novi Ligure.

Debiti tributari

I debiti tributari entro 12 mesi si riferiscono a debiti di natura fiscale che le società del Gruppo dovranno pagare nei rispettivi paesi e sono composti come segue:

	31 dicembre 2002	31 dicembre 2001	Variazione
Imposte sul reddito	5.509	5.850	(341)
Imposta sul valore aggiunto	1.785	5.886	(4.101)
Imposta di fabbricazione sull'alcool	8.174	7.097	1.077
Ritenute e tasse diverse	5.875	3.707	2.168
Totale	21.343	22.540	(1.197)

Il debito per imposte sul reddito è esposto al netto di acconti e delle ritenute subite.
La riduzione dei debiti per I.V.A. del Gruppo è generata da una parte dai crediti risultanti a fine anno in capo alla Capogruppo e relativo alle società italiane del Gruppo e iscritti nei crediti diversi, a cui si rimanda. Inoltre si registra una forte riduzione dei debiti I.V.A. di Campari do Brasil Ltda., per effetto dei maggiori acquisti registrati a fine periodo rispetto allo scorso esercizio.
L'aumento che si evidenzia nei debiti per accise rispetto allo stesso periodo dell'esercizio precedente è relativo alla maggiore attività del Gruppo nel settore *spirits*.
Nelle ritenute e tasse diverse è inclusa la parte corrente, pari a € 2,4 milioni, relativa alla rateizzazione in 5 anni delle imposte sostitutive generate dalla vendita di partecipazioni da parte di Cinzano Investimenti e Partecipazioni S.p.A., ora incorporata in Campari-Crodo S.p.A.
La parte a lungo di € 2,4 milioni è classificata nei debiti tributari oltre 12 mesi.
La voce Ritenute e tasse diverse è inoltre comprensiva del debito per € 2,0 milioni relativo alla chiusura delle liti pendenti e al condono fiscale a cui hanno aderito la Capogruppo e Campari-Crodo S.p.A., come precedentemente commentato.

Altri debiti

Gli altri debiti, che costituiscono una voce residuale relativa principalmente a cauzioni per imballi, premi di fine anno a clienti e debiti verso il personale, subisce un incremento dal 31 dicembre 2001 per effetto del consolidamento di Skyy Spirits, LLC, Sella & Mosca S.p.A. e Zedda Piras S.p.A..
La composizione della voce è la seguente:

	31 dicembre 2002	31 dicembre 2001	Variazione
Cauzioni imballi	6.748	6.763	(15)
Premi clienti	9.885	8.839	1.046
Personale	6.193	4.412	1.781
Commissioni	1.591	881	710
Anticipi clienti	130	34	96
Altri	4.861	3.239	1.622
Totale	29.408	24.168	5.240

Ratei e risconti passivi

	31 dicembre 2002	31 dicembre 2001	Variazione
Ratei passivi			
- interessi passivi su *private placement*	4.832	0	4.832
- altri interessi passivi	164	49	115
- altri ratei passivi	478	284	194
Totale ratei passivi	5.474	333	5.141
Risconti passivi			
- risconti per contributi in conto impianti	828	757	71
- altri risconti passivi	557	459	98
Totale risconti passivi	1.385	1.216	169
Totale ratei e risconti passivi	6.859	1.549	5.310

Le variazioni più significative rispetto al precedente esercizio riguardano i ratei per interessi passivi a fronte dell'emissione di *senior guaranteed notes*, per il cui dettaglio si rinvia alla sezione Debiti verso altri finanziatori.

Conti d'ordine

	31 dicembre 2002	31 dicembre 2001	Variazione
Garanzie verso altre imprese:			
- uffici governativi per accise	20.183	17.020	3.163
- I.V.A. a credito e transiti comunitari	69	69	(0)
- concorsi a premio	2.183	2.172	11
- contratti pluriennali	168	486	(318)
- fidejussioni Campari-Crodo S.p.A. per investimenti Novi Ligure	2.343	0	2.343
- varie	1.049	1.834	(786)
Totale garanzie verso altre imprese	25.995	21.581	4.414
Impegni verso altre imprese			
- impegni di durata ultrannuale per sponsorizzazioni	2.974	3.156	(182)
- impegni per contratti a esecuzione differita	29.788	0	29.788
- altri impegni	577	0	577
Totale impegni verso altre imprese	33.339	3.156	30.183
Rischi verso altre imprese	0	234	(234)
Totale conti d'ordine	59.334	24.971	34.363

Le garanzie verso altre imprese aumentano principalmente per effetto delle fidejussioni rilasciate da Campari-Crodo S.p.A. a fronte della realizzazione del nuovo stabilimento di Novi Ligure.
Gli impegni per contratti d esecuzione differita, nella voce Impegni verso altre imprese, includono i debiti residui nei confronti dei fornitori per la realizzazione dello stabilimento e l'acquisto dei macchinari.
Gli impegni di durata ultrannuale per sponsorizzazioni sono relativi agli accordi sottoscritti da Francesco Cinzano & C.ia S.p.A. per la sponsorizzazione del Gran Premio Motomondiale.
Gli altri impegni sono riferiti ad un contratto siglato da Skyy Spirits, LLC con Brown Forman Corp. per la produzione da parte di quest'ultima di prodotti a marchio SKYY e per investimenti congiunti in impianti, macchinari ed attrezzature.
L'importo iscritto negli altri impegni al 31 dicembre 2002 riguarda la parte residua a fine anno dell'investimento di pertinenza di Skyy Spirits, LLC, complessivamente pari a circa USD 1,1 milioni.
La parte già investita nel corso dell'esercizio è iscritta nelle immobilizzazioni in corso al 31 dicembre 2002.

Composizione e principali variazioni delle voci di conto economico

Valore della produzione

I ricavi delle vendite e delle prestazioni sono così composti:

	31 dicembre 2002	31 dicembre 2001	Variazione
Vendite della produzione principale al netto di accise	660.615	494.271	166.344
Accise	114.343	64.616	49.727
Vendite di vini e mosti per lavorazione	14.040	14.559	(519)
Riclassifica alla voce A5 - Servizi di produzione per conto terzi	(6.565)	(5.758)	(807)
Altri	197	559	(362)
Totale	782.630	568.247	214.383

L'andamento delle vendite, la loro articolazione per linea di prodotto e per area geografica sono commentati nella relazione sulla gestione.

Altri ricavi e proventi

Il dettaglio della voce è il seguente:

	31 dicembre 2002	31 dicembre 2001	Variazione
Contribuzioni pubblicitarie ricevute	16.977	7.302	9.675
Servizi di produzione per conto terzi	6.494	5.758	736
Royalties attive	5.789	723	5.066
Proventi immobiliari	538	819	(281)
Vendite diverse	3.198	2.487	711
Contributi in conto capitale	791	196	595
Plusvalenze su vendite di cespiti	255	341	(86)
Altri	5.521	5.081	440
Totale	39.563	22.707	16.856

Il forte incremento dei contributi pubblicitari attivi è legato alle attività promo-pubblicitarie svolte da Skyy Spirits, LLC a supporto di marchi di terzi.
La voce servizi di produzione per conto terzi include quasi esclusivamente i ricavi derivanti dall'attività di imbottigliamento di Smirnoff Ice presso lo stabilimento di Sulmona, attività incrementatasi in modo significativo dal secondo semestre del 2001.
Le *royalties* attive, poco significative fino al 2001, registrano un forte incremento per effetto delle *royalties* maturate da Skyy Spirits, LLC sulle vendite di SKYY Blue, un *RTD* distribuito negli Stati Uniti da SABMiller. Tali *royalties* ammontano a € 5,3 milioni al 31 dicembre 2002.

Costi della produzione

I costi della produzione sono così suddivisi:

	31 dicembre 2002	31 dicembre 2001	Variazione
Per materie prime, sussidiarie, di consumo e merci	273.006	194.977	78.029
Per servizi	213.581	158.153	55.428
Per godimento di beni di terzi	3.458	2.720	738
Per il personale	69.022	51.044	17.978
Ammortamenti e svalutazioni			
- ammortamento immobilizzazioni immateriali	30.924	14.515	16.409
- ammortamento immobilizzazioni materiali	14.366	11.310	3.056
- altre svalutazione delle immobilizzazioni	1.953	0	1.953
- svalutazione dei crediti dell'attivo circolante e delle disponibilità liquide	1.052	621	431
Variazione delle rimanenze di materie prime, sussidiarie, di consumo e merci	(13.816)	263	(14.079)
Accantonamento per rischi	4.145	1.081	3.064
Altri accantonamenti	0	48	(48)
Oneri diversi di gestione	120.442	71.883	48.559
Totale	718.133	506.615	211.518

Costi per servizi

Il dettaglio dei costi per servizi è il seguente:

	31 dicembre 2002	31 dicembre 2001	Variazione
Costi pubblicitari e promozionali	140.109	92.317	47.792
Trasporti	19.090	19.335	(245)

Provvigioni	15.473	10.297	5.176
Altri	38.909	36.204	2.705
Totale	213.581	158.153	55.428

I costi pubblicitari e promozionali, in aumento anche per effetto delle nuove acquisizioni, sono ampiamente commentati nella relazione sulla gestione cui si rimanda.
La parte di questi costi inclusa nei costi per servizi non comprende gli acquisti di materiale pubblicitario, civilisticamente classificati tra i costi per materie prime, di consumo e merci.
La sostanziale stabilità dei costi per trasporti rispetto all'esercizio precedente è imputabile al risparmio ottenuto su tali costi da parte delle società italiane, a cui si aggiungono effetti cambio derivanti dall'importante svalutazione della valuta brasiliana.
La voce Altri, che nel corso del 2001 aveva recepito i costi per le consulenze relative al processo di quotazione, non subisce tuttavia alcuna riduzione a causa degli effetti del consolidamento delle società neo-acquisite e dei costi connessi alle acquisizioni stesse, principalmente per consulenze legali e fiscali.

Costi per il personale

Il dettaglio dei costi del personale è il seguente:

	31 dicembre 2002	31 dicembre 2001	Variazione
Salari e stipendi	48.828	33.477	15.351
Oneri sociali	12.020	10.031	1.989
Trattamento di fine rapporto	1.678	1.435	243
Trattamento di quiescenza e simili	207	95	112
Altri costi	6.289	6.006	283
Totale	69.022	51.044	17.978

L'incremento dei costi del personale nel periodo è attribuibile all'incremento della struttura conseguente alle acquisizioni effettuate.

Altre svalutazioni delle immobilizzazioni

La voce recepisce le svalutazioni di immobilizzazioni immateriali, tra cui *software* e marchi effettuate al 31 dicembre 2002 da Campari do Brasil Ltda. e Skyy Spirits, LLC e commentate al corrispondente paragrafo della presente nota integrativa.

Ammortamenti

I tassi di ammortamento, la composizione e la movimentazione per categoria di immobilizzazioni sono stati già precedentemente illustrati.
Si specifica di seguito l'ammortamento dei marchi e della differenza di consolidamento derivante dalle singole acquisizioni:

	31 dicembre 2002	31 dicembre 2001	Variazione
Prodotti *ex* Bols	3.386	3.385	1
Cinzano	3.463	3.432	31
Ouzo 12	1.089	1.089	0
Acquisizione brasiliana	3.860	3.538	322
Skyy Spirits, LLC	12.973	0	12.973
Zedda Piras S.p.A. e Sella & Mosca S.p.A.	2.995	0	2.995
Totale	27.766	11.445	16.321

Si rimanda ai commenti relativi alle immobilizzazioni immateriali per maggiori dettagli sulle differenze di consolidamento derivanti dalle acquisizioni effettuate nell'esercizio.

Accantonamenti per rischi

Gli accantonamenti per rischi, pari a € 4,1 milioni al 31 dicembre 2002, includono accantonamenti di Campari Italia S.p.A. al fondo rischi per agenti per € 0,7 milioni, accantonamenti a diversi fondi rischi da parte di Campari do Brasil Ltda. per € 1,7 milioni e altri accantonamenti effettuati dalle società italiane per 1,7 milioni.
Di questi ultimi, € 0,6 milioni si riferiscono a controversie di natura immobiliare, € 0,3 milioni agli interessi moratori registrati dalle società italiane in ottemperanza al D. Lgs. 231 del 9 ottobre 2002, € 0,5 milioni si riferiscono accantonamenti di Campari Italia S.p.A. a un fondo rischi diversi appostato al fine di recepire quei premi di fine anno da erogare a clienti, in ottemperanza a contratti già in essere, il cui ammontare tuttavia è stato definito sulla base di transazioni perfezionate nei primi mesi del 2003, nonché rettifiche alle vendite per omessi sconti, differenze prezzo, resi sulle vendite fatturate nell'anno 2002, per le quali non è

possibile determinare in modo certo e oggettivo l'ammontare e la loro manifestazione, alla chiusura del presente *bilancio*.
L'importo residuo di € 0,3 milioni si riferisce ad accantonamenti vari.

Oneri diversi di gestione
Sono così composti:

	31 dicembre 2002	31 dicembre 2001	Variazione
Accise e contrassegni	114.028	64.755	49.273
Minusvalenze da alienazione immobilizzazioni	470	27	443
Imposte indirette e tasse	1.592	693	899
Altri oneri	4.352	6.408	(2.056)
Totale	120.442	71.883	48.559

Proventi e oneri finanziari

	31 dicembre 2002	31 dicembre 2001	Variazione
Proventi da partecipazioni			
- in imprese collegate	0	127	(127)
- in altre imprese	0	5	(5)
Altri proventi finanziari da crediti iscritti nelle immobilizzazioni	29	760	(731)
Altri proventi finanziari da titoli iscritti nell'attivo circolante	2.827	1.499	1.328
Proventi diversi			
- da imprese collegate	9	0	9
- da altre imprese	11.796	10.826	970
Interessi e oneri finanziari da altre imprese	(17.174)	(13.936)	(3.238)
Totale	(2.513)	(719)	(1.794)

I proventi diversi da altre imprese, al netto di differenze cambio attive per € 7,0 milioni, si riducono fortemente rispetto al 2001 in cui le differenze cambio ammontavano a € 2,9 milioni, per effetto dell'aumento dell'indebitamento finanziario del Gruppo derivante dalle operazioni di acquisizione poste in essere all'inizio dell'esercizio.
Le differenze cambio attive, quasi interamente realizzate, si riferiscono per € 2,5 milioni alla chiusura delle linee di finanziamento in US$ accese dalla Capogruppo nello scorso esercizio.
In particolare, l'apprezzamento del € nei confronti della valuta statunitense nel 2002 ha consentito la chiusura di tali posizioni ad un cambio prossimo a quello di accensione, permettendo così di recuperare la perdita non realizzata già iscritta alla fine dello scorso esercizio.
Tali proventi includono inoltre interessi verso banche per € 2,5 milioni, ratei di interessi su contratti derivati per € 1,6 milioni e interessi attivi da clienti per € 0,7 milioni.
L'aumento dell'indebitamento finanziario netto del Gruppo ha generato maggiori interessi passivi che pertanto, al netto di differenze cambio passive per € 4,1 milioni, registrano un forte aumento rispetto all'esercizio precedente in cui tali differenze ammontavano a € 5,1 milioni, prevalentemente a fronte del finanziamento in US$ di cui sopra.
In particolare, comprendono interessi verso banche per € 6,7 milioni, di cui € 0,6 milioni relativi a contratti di *leasing*, interessi su debiti verso altri finanziatori per € 5,3 milioni derivanti dall'operazione di *private placement* commentata alla corrispondente voce dello stato patrimoniale e altri oneri finanziari per € 1,1 milioni.

Rettifiche di valore delle attività finanziarie

	31 dicembre 2002	31 dicembre 2001	Variazione
Rivalutazioni di partecipazioni	305	2.770	(2.465)
Svalutazioni di partecipazioni	(689)	(1.872)	1.183
Totale	(384)	898	(1.282)

Le rettifiche di valore delle attività finanziarie, che nel 2001 accoglievano essenzialmente l'adeguamento al patrimonio netto del valore della partecipazione in Skyy Spirits, LLC, includono ora le variazioni derivanti dal confronto dei valori delle partecipazioni in società controllate non consolidate e collegate con i corrispondenti patrimoni netti.
In particolare, le svalutazioni si riferiscono alle perdite dell'esercizio registrate in capo a Qingdao Sella & Mosca Winery Co. Ltd. per € 0,3 milioni e a Société civile du Domaine de la Margue per € 0,4 milioni.
Le rivalutazioni si riferiscono invece alle società collegate.

Proventi e oneri straordinari

	31 dicembre 2002	31 dicembre 2001	Variazione
Plusvalenze da alienazioni	5.676	4.266	1.410
Proventi vari	25.563	7.801	17.762
Minusvalenze da alienazioni	(10)	(1)	(9)
Oneri vari	(12.732)	(1.949)	(10.783)
Variazione criteri contabili	0	(1.119)	1.119
Imposte relative ad esercizi precedenti	(23)	(285)	262
Totale	18.474	8.713	9.761

Le plusvalenze da alienazioni si riferiscono per € 3,3 milioni alla vendita di un immobile da parte di Campari Schweiz A.G. avvenuta nel corso del primo semestre, per € 1,1 milioni alla cessione da parte di Sovinac S.A. dell'immobile di sua proprietà, per € 0,5 milioni agli effetti della cessione e del deconsolidamento di Immobiliare Vassilli S.r.l. e per € 0,8 milioni a cessioni di unità immobiliari civili da parte della Capogruppo e di Campari-Crodo S.p.A.
I proventi vari includono per € 15,9 milioni le sopravvenienze attive derivanti dal rilascio dei fondi imposte da parte della Capogruppo, pari a € 15,1 milioni, e di Campari-Crodo S.p.A. a seguito dell'adesione alla chiusura delle liti pendenti e al condono fiscale *ex lege* 289/2002, precedentemente commentato.
Includono inoltre un ammontare di € 5,4 milioni registrato dalla Capogruppo e derivante dall'operazione di riduzione del capitale sociale da parte di Campari Holding S.A., successivamente fusa in Campari Schweiz A.G., dettagliata nella sezione Patrimonio netto.
Gli oneri vari includono principalmente accantonamenti per un totale di € 10 milioni, effettuati dalla Capogruppo e da Campari-Crodo S.p.A. a fronte del processo di riorganizzazione aziendale annunciato dal Gruppo nel corso del primo semestre che prevede la realizzazione di un nuovo stabilimento a Novi Ligure e il trasferimento di alcune linee di produzione dagli stabilimenti di Sesto San Giovanni e di Termoli.

Imposte sul reddito del periodo

Il risultato prima delle imposte e le imposte sul reddito dell'esercizio si dettagliano come segue:

	31 dicembre 2002	31 dicembre 2001	Variazione
Risultato prima delle imposte	123.403	95.505	27.898
Imposte sul reddito del periodo			
- correnti	27.116	26.639	477
- differite	(6.222)	5.469	(11.691)
Totale Imposte sul reddito	20.894	32.108	(11.214)

La minore incidenza delle imposte sul reddito che emerge dal confronto sovraesposto tra le imposte totali dell'esercizio e il risultato *ante* imposte è il risultato di diverse componenti.
Il risultato *ante* imposte di cui sopra va innanzitutto depurato nel 2002 della quota di pertinenza di terzi del risultato della società Skyy Spirits, LLC in quanto, come evidenziato alla sezione successiva Risultato del periodo di competenza di terzi, su tale parte di risultato non vengono calcolate imposte.
Inoltre, sempre nel 2002, il risultato prima delle imposte include le sopravvenienze derivanti dagli storni dei fondi imposte e i costi non deducibili della chiusura delle liti pendenti e dei condoni fiscali cui hanno aderito la Capogruppo e Campari-Crodo S.p.A. che non hanno rilevanza fiscale.
Oltre ai fattori sopra esposti, un minor carico fiscale rispetto all'esercizio precedente è derivato dalle agevolazioni *Dual Income Tax* e Tremonti *bis*; della prima ha beneficiato principalmente la Capogruppo anche per la minore aliquota concessa alle società neo-quotate, mentre Campari-Crodo S.p.A. ha conseguito un minor carico fiscale per effetto degli investimenti sostenuti nel periodo e relativi alla realizzazione del nuovo stabilimento di Novi Ligure.

Risultato del periodo di pertinenza di terzi

Rispetto al 2001, la quota di risultato di pertinenza di terzi include al 31 dicembre 2002 la quota di spettanza degli azionisti minoritari di Skyy Spirits, LLC, corrispondente al 41,1% del patrimonio netto della società, nonché la quota di terzi di Sella & Mosca S.p.A., pari al 22,38%.
Si precisa che la quota di minoranza di pertinenza di Skyy Spirits, LLC si intende al lordo delle imposte trattandosi di una Limited Liability Company e pertanto non è soggetta ad imposte statali o federali a eccezione delle "*minimum tax*" previste da alcuni Stati.
Ogni socio è direttamente responsabile degli utili e delle perdite fiscali derivanti dalla sua partecipazione alla società e assolve al pagamento delle imposte dovute.

Altre informazioni

Risultati per aree di attività
Per i risultati e commenti per area di attività si rimanda alla relazione sulla gestione.

Dati relativi ai dipendenti
Il numero medio dei dipendenti delle imprese incluse nell'area di consolidamento è il seguente:

Per categoria	31 dicembre 2002	31 dicembre 2001	Variazione
Dirigenti	63	56	7
Impiegati	713	580	133
Operai	570	504	66
Totale	1.346	1.140	206

Per area geografica	31 dicembre 2002	31 dicembre 2001	Variazione
Italia	709	622	87
Estero	637	518	119
Totale	1.346	1.140	206

L'aumento dell'organico sia in Italia che all'estero è da porsi in diretta relazione con la variazione del perimetro di consolidamento per effetto delle acquisizioni avvenute all'inizio dell'esercizio.

Ammontare dei compensi ad amministratori e sindaci
Vengono di seguito riportati i compensi complessivamente spettanti per l'esercizio 2002 agli amministratori e ai sindaci della Capogruppo per lo svolgimento di tali funzioni nella Capogruppo e in altre imprese consolidate, nonché il totale dei compensi ad essi corrisposti, a qualsiasi titolo e in qualsiasi forma, dalla Capogruppo e dalle società consolidate.

	31 dicembre 2002		31 dicembre 2001	
	Compensi per la carica	Totale compensi percepiti	Compensi per la carica	Totale compensi percepiti
Amministratori	3.134	4.348	3.873	5.503
Sindaci	312	312	287	287
Totale	3.446	4.660	4.160	5.790

Il Presidente
del Consiglio di Amministrazione
Luca Garavoglia

Allegati al bilancio consolidato al 31 dicembre 2002

1. Elenco delle partecipazioni
2. Bilancio consolidato riclassificato
   - Stato patrimoniale
   - Conto economico
3. Rendiconto finanziario

Elenco delle partecipazioni

ai sensi della delibera Consob n. 11971 del 14 maggio 1999 articolo 126

Impresa controllante

Denominazione, sede, attività	Capitale al 31 dicembre 2002 Valuta	Importo
Davide Campari-Milano S.p.A. Milano Società *holding* e di produzione	€	29.040.000

Imprese controllate consolidate con il metodo integrale

Denominazione, sede, attività	Capitale al 31 dicembre 2002		% posseduta dalla Capogruppo		
	Valuta	Importo	diretta	indiretta	soggetto azionista diretto
Italia					
Campari Italia S.p.A. (*) Società commerciale Milano	€	1.220.076		100,00	Campari-Crodo S.p.A.
Campari-Crodo S.p.A. Società *holding* e di produzione Milano	€	61.000.000		100,00	DI.CI.E. Holding B.V.
Francesco Cinzano & C.ia S.p.A. Società commerciale Milano	€	1.200.000		100,00	Campari-Crodo S.p.A.
Sella & Mosca S.p.A. Società di produzione e commerciale Alghero	€	13.838.916		77,62	Zedda Piras S.p.A.
S.A.M.O. S.p.A. Società commerciale Milano	€	104.000		100,00	Campari-Crodo S.p.A.
Zedda Piras S.p.A. Società di produzione e commerciale Cagliari (sede operativa: Alghero)	€	3.276.000		100,00	Campari-Crodo S.p.A.
Europa					
Campari Deutschland GmbH Società commerciale Monaco (D)	€	5.200.000		100,00	DI.CI.E. Holding B.V.
Campari Finance Teoranta *Società finanziaria* Dublino (I)	€	1.000.000	100,00		
Campari France S.A Società di produzione Nanterre (F)	€	2.300.000		100,00	DI.CI.E. Holding B.V.
Campari International S.A.M. Società commerciale Monaco (MC)	€	155.000		100,00	DI.CI.E. Holding B.V.
Campari Schweiz A.G. Società commerciale Zug (CH)	CHF	2.000.000	100,00		
DI.CI.E. Holding B.V. Società *holding* Amsterdam (NL)	€	15.015.000	100,00		
Lacedaemon Holding B.V. Società *holding* Amsterdam (NL)	€	10.465.000		100,00	Campari Schweiz A.G.
N. Kaloyannis Bros. A.E.B.E. Società commerciale Argiropoulis, Attika (GR)	€	325.500		75,00	O-Dodeca B.V.
O-Dodeca B.V. Società *holding* Amsterdam (NL)	€	2.000.000		75,00	Lacedaemon Holding B.V.
Prolera LDA Società di servizi Funchal (P)	€	5.000	100,00		
Sovinac S.A. Società immobiliare Bruxelles (B)	€	613.600		100,00	Lacedaemon Holding B.V.

(*) Campari S.p.A. con delibera assembleare del 5 dicembre 2002 ha modificato la propria denominazione sociale in Campari Italia S.p.A.

Imprese controllate consolidate con il metodo integrale (segue)

Denominazione, sede, attività	Capitale al 31 dicembre 2002 Valuta	Importo	% posseduta dalla Capogruppo diretta	indiretta	soggetto azionista diretto
Americhe					
Campari do Brasil Ltda. Società di produzione e commerciale Barueri (Brasile)	BRC	243.202.100	100,00		
Gregson's S.A. Società proprietaria di marchi Montevideo (Uruguay)	UYP	175.000		100,00	Campari do Brasil Ltda.
Redfire, Inc. Società *holding* Wilmington, Delaware (USA)	US$	115.450.000	100,00		
Skyy Spirits, LLC Società commerciale Wilmington (USA) (sede operativa; San Francisco)	US$	15.348.729		58,90	Redfire, Inc.

Altre partecipazioni

Denominazione, attività, sede	Capitale al 31 dicembre 2002 Valuta	Importo	% posseduta dalla Capogruppo diretta	Indiretta	soggetto azionista diretto	valore di carico € migliaia	Criterio di valutazione
Imprese controllate consolidate con il metodo del patrimonio netto							
Qingdao Sella & Mosca Winery Co. Ltd. Società di produzione e commerciale Qingdao (Cina)	US$	3.000.000		72,71	Sella & Mosca S.p.A.	2.119	Patrimonio netto
Société civile du Domaine de la Margue Società di produzione e commerciale Saint Gilles (F)	€	4.793.184		77,62	Sella & Mosca S.p.A.	5.759	Patrimonio netto
Imprese collegate							
Fior Brands Ltd. Società commerciale Stirling (Scozia)	GBP	100		50,00	DI.CI.E. Holding B.V.	0	Patrimonio netto
International Marques V.o.f. Società commerciale Harleem (NL)	€	210.000		33,33	DI.CI.E. Holding B.V.	249	Patrimonio netto
M.C.S. S.c.a.r.l. Società commerciale Bruxelles (B)	€	464.808		33,33	DI.CI.E. Holding B.V.	261	Patrimonio netto
Longhi & Associati S.r.l. Società di servizi Milano	€	10.400		40,00	Lacedaemon Holding B.V.	108	Patrimonio netto
Alghero Agroalimentare Società consortile Alghero	€	10.329		25,00	Sella & Mosca S.p.A.	3	Costo

Stato patrimoniale riclassificato
(€ *migliaia*)

Attività	31 dicembre 2002	31 dicembre 2001
Attività correnti		
Cassa e banche	103.480	177.766
Titoli negoziabili	4.235	46.370
Crediti finanziari, quota a breve	246	337
Crediti verso clienti, al netto del fondo svalutazione e dei premi di fine anno (*)	132.887	108.270
Crediti verso collegate	6.337	2.500
Anticipi a fornitori	9.578	7.776
Crediti verso Erario	12.788	5.769
Imposte anticipate	10.152	6.584
Rimanenze	94.860	64.368
Altre attività correnti, al netto del fondo svalutazione	9.892	6.803
Totale attività correnti	**384.455**	**426.543**
Immobilizzazioni materiali nette	144.238	91.004
Avviamento, al netto dell'ammortamento	437.260	152.580
Altre immobilizzazioni immateriali, al netto dell'ammortamento	15.980	18.343
Partecipazioni	8.674	18.762
Crediti finanziari, al netto della quota corrente	2.018	2.299
Altre attività	1.521	1.221
Azioni proprie	31.000	31.000
Totale attività non correnti	**640.691**	**315.209**
Totale attività	**1.025.146**	**741.752**
Passività e patrimonio netto		
Passività correnti		
Debiti verso banche	120.107	112.285
Leasing immobiliare, quota corrente	2.024	1.787
Debiti verso fornitori	134.285	86.670
Debiti verso collegate	1.216	1.488
Anticipi da clienti	130	34
Provvigioni passive	1.591	881
Imposte sul reddito	5.509	5.850
Debiti verso Erario	15.834	16.690
Contributi previdenziali	4.405	2.693
Dipendenti	6.193	4.412
Depositi da clienti per imballaggi	6.748	6.763
Altre passività correnti	12.017	5.180
Totale passività correnti	**310.059**	**244.733**
Trattamento di fine rapporto	13.137	10.854
Debiti verso banche non correnti	4.923	-
Leasing immobiliare, meno quota corrente	11.361	13.455
Debiti verso altri finanziatori non correnti	164.741	1.209
Debiti verso Erario non correnti	5.143	24.797
Imposte differite	9.566	6.072
Altre passività non correnti	17.326	7.998
Interessi di minoranza	9.984	2.297
Totale passività non correnti	**236.181**	**66.682**
Patrimonio netto		
Capitale	29.040	29.040
Riserve	449.866	401.297
Totale patrimonio netto	**478.906**	**430.337**
Totale passività e patrimonio netto	**1.025.146**	**741.752**

(*) Rispetto allo schema presentato fino al 31 dicembre 2001, i crediti verso clienti sono ora espressi al netto dei premi di fine anno, precedentemente classificati nelle voci Debiti verso fornitori e Altri debiti; per una maggiore omogeneità dei dati, sono stati corrispondentemente riclassificati i dati al 31 dicembre 2001.

Conto economico riclassificato
(€ migliaia)

	31 dicembre 2002	31 dicembre 2001
Vendite nette	**660.615**	**494.271**
Costo dei materiali	(230.379)	(170.049)
Costi di produzione	(45.940)	(41.483)
Totale costo del venduto	(276.319)	(211.532)
Margine lordo	**384.296**	**282.739**
Pubblicità e promozioni	(130.812)	(91.282)
Costi di vendita e distribuzione	(72.673)	(54.960)
Margine commerciale	**180.811**	**136.497**
Spese generali e amministrative	(43.348)	(31.554)
Altri ricavi operativi	5.779	723
Ammortamento avviamento e marchi	(27.766)	(11.446)
Risultato operativo (EBIT) prima dei costi non ricorrenti	**115.476**	**94.220**
Costi non ricorrenti	(809)	(5.575)
Risultato operativo (EBIT)	**114.667**	**88.645**
Proventi (oneri) finanziari netti	(6.076)	3.153
Utili (perdite) su cambi netti	8.163	(3.872)
Altri proventi (oneri) non operativi	6.673	6.066
Utile prima delle imposte	**123.427**	**93.992**
Interessi di minoranza	(15.840)	9
Utile prima delle imposte del Gruppo	**107.588**	**94.001**
Imposte dell'esercizio	(20.919)	(30.595)
Utile netto del Gruppo	**86.669**	**63.406**

EBITDA prima dei costi non ricorrenti	**160.766**	**120.046**
EBITDA	**159.957**	**114.470**
EBITA prima dei costi non ricorrenti	**143.242**	**105.666**
EBITA	**142.433**	**100.091**

Rendiconto finanziario

(€ migliaia)

	31 dicembre 2002	31 dicembre 2001
Flusso di cassa da attività operative		
Utile netto dell'esercizio del Gruppo	**86.669**	**63.406**
Ammortamenti	*45.290*	*25.825*
Imposte differite	(6.222)	5.469
Plusvalenze da cessioni di immobilizzazioni	(5.676)	(4.266)
Accantonamenti per fondo trattamento di fine rapporto	1.678	1.434
Altre voci che non determinano movimenti di cassa	(5.698)	6.447
Pagamenti del fondo trattamento di fine rapporto	(1.119)	(3.061)
	28.253	*31.848*
Variazioni nelle attività e passività operative		
- crediti verso clienti (1)	(4.177)	(21.738)
- rimanenze	(20.653)	(6.565)
- debiti verso fornitori (2)	21.607	19.208
	(3.223)	*(9.095)*
- Effetti cambio su voci di capitale circolante (3)	23.408	4.085
- Imposte	(8.594)	210
- Altri, netti	(10.428)	(2.194)
Flusso di cassa generato (assorbito) dalle attività operative	**116.085**	**88.260**
Flusso di cassa da attività di investimento		
Acquisizione immobilizzazioni materiali	(56.191)	(12.515)
Variazione debiti fornitori per immobilizzazioni (Novi Ligure)	17.020	0
Proventi da cessioni di immobilizzazioni materiali	8.793	7.816
Acquisizione immobilizzazioni immateriali	(2.005)	(2.311)
Acquisizione di nuove controllate, al netto della cassa acquisita (4)	(357.984)	(112.595)
Variazione netta partecipazioni	1.305	(2.719)
Acquisto azioni proprie	0	(31.000)
Variazione netta dei titoli	42.135	2.538
Variazione dei crediti finanziari	544	3.016
Variazione patrimonio netto terzi	1.685	6
Flusso di cassa generato (assorbito) dalle attività di investimento	**(344.698)**	**(147.764)**
Flusso di cassa da attività di finanziamento		
Rimborso debito per *leasing*	(1.857)	(1.646)
Variazione netta dei debiti verso banche a breve termine	7.822	98.085
Altri debiti finanziari a breve termine	3.349	0
Emissione *senior guaranted notes (private placement)*	163.116	0
Altri debiti finanziari a medio - lungo termine	5.339	0
Dividendi	(24.675)	(25.496)
Flusso di cassa generato (assorbito) dalle attività di finanziamento	**153.094**	**70.943**
Differenze cambio e altri movimenti	1.233	(1.405)
Aumento (diminuzione) netta cassa e banche	**(74.286)**	**10.034**
Cassa e banche all'inizio dell'esercizio	177.766	167.732
Cassa e banche alla fine del periodo (5)	**103.480**	**177.766**

(1) La variazione dei crediti verso clienti nei flussi di cassa al 31 dicembre 2002 si intende al netto dei debiti per premi di fine anno ai clienti.
(2) La variazione dei debiti verso fornitori al 31 dicembre 2002 non include i debiti verso fornitori relativi all'investimento di Novi Ligure, riclassificati nei flussi di cassa da attività di investimento.
(3) La voce effetti cambio sul capitale circolante enuclea dalle variazioni sopra esposte dei crediti verso clienti, magazzino e debiti verso fornitori, le variazioni dovute alla differenza tra cambi di inizio e di fine esercizio per il *Real* brasiliano e, per il solo esercizio 2002, per il dollaro USA.
(4) Al 31 dicembre 2002, la voce si riferisce all'acquisizione di Skyy Spirits, LLC per € 264,6 milioni e all'acquisizione del gruppo Zedda Piras per € 93,4 milioni.
(5) Un raccordo tra la posizione di cassa e la posizione finanziaria netta del Gruppo a fine periodo è riportato nella nota integrativa alla sezione Disponibilità liquide.


SEC MAIL PROCESSING
RECEIVED
MAY 0 5 2003
WASH. D.C.
SECTION

30/04/2003

Codice fiscale e Registro Imprese 06672120158
REA 1112227

Davide Campari-Milano S.p.A.
Sede in Via Filippo Turati 27, 20121 Milano
Capitale Sociale € 29.040.000 interamente versato

Bilancio al 31 dicembre 2002

	31 dicembre 2002	31 dicembre 2001
Stato patrimoniale attivo		
A) Crediti verso soci per versamenti ancora dovuti	**0**	**0**
B) Immobilizzazioni		
I. Immobilizzazioni immateriali		
3) Diritti di brevetto industriale e opere dell'ingegno	298.707	469.453
6) Immobilizzazioni in corso e acconti	7.000	353.868
7) Altre	1.949.322	2.061.396
Totale immobilizzazioni immateriali	2.255.029	2.884.717
II. Immobilizzazioni materiali		
1) Terreni e fabbricati	6.413.334	7.092.372
2) Impianti e macchinari	5.951.713	5.030.435
3) Attrezzature industriali e commerciali	281.445	224.387
4) Altri beni	1.499.905	1.645.306
5) Immobilizzazioni in corso e acconti	140.169	1.112.914
Totale immobilizzazioni materiali	14.286.566	15.105.414
III.Immobilizzazioni Finanziarie		
1) Partecipazioni in	439.501.890	322.564.765
a) imprese controllate	439.435.973	322.498.848
d) altre imprese	65.917	65.917
2) Crediti	362.843	407.569
d) Verso altri	362.843	407.569
- oltre 12 mesi	362.843	407.569
4) Azioni proprie	31.000.000	31.000.000
Totale immobilizzazioni finanziarie	470.864.733	353.972.334
Totale immobilizzazioni	**487.406.328**	**371.962.465**

	31 dicembre 2002	31 dicembre 2001
C) Attivo circolante		
I. Rimanenze		
1) Materie prime, sussidiarie e di consumo	4.980.862	5.016.428
2) Prodotti in corso di lavorazione e semilavorati	1.677.058	1.829.862
4) Prodotti finiti e merci	1.524.249	2.238.108
Totale rimanenze	8.182.169	9.084.398
II. Crediti		
1) Verso clienti	0	153
- entro 12 mesi	0	153
2) Verso imprese controllate	50.470.321	17.102.423
- entro 12 mesi	50.470.321	17.102.423
3) Verso imprese collegate	106	400
- entro 12 mesi	106	400
5) Verso altri	7.036.728	3.428.402
- entro 12 mesi	7.012.294	3.389.525
- oltre 12 mesi	24.434	38.877
Totale crediti	57.507.155	20.531.378
III. Attività finanziarie che non costituiscono immobilizzazioni	0	0
IV. Disponibilità liquide		
1) Depositi bancari e postali	1.028.733	523.779
3) Denaro e valori in cassa	3.536	3.179
Totale disponibilità liquide	1.032.269	526.958
Totale attivo circolante	**66.721.593**	**30.142.734**
D) Ratei e risconti		
2) Vari	3.364.037	4.333.305
Totale ratei e risconti	**3.364.037**	**4.333.305**
Totale attivo	**557.491.958**	**406.438.504**

Stato patrimoniale passivo

	31 dicembre 2002	31 dicembre 2001
A) Patrimonio netto		
I. Capitale	29.040.000	29.040.000
II. Riserva da sovrapprezzo delle azioni	0	0
III. Riserve di rivalutazione	0	0
IV. Riserva legale	5.808.000	5.808.000
V. Riserva per azioni proprie e in portafoglio	31.000.000	31.000.000
VI. Riserve statutarie	0	0
VII. Altre riserve:	18.069.376	17.375.915
- Riserva straordinaria	7.981.689	7.981.689
- Riserva da conferimento di partecipazione ex D.Lgs. 544/92	3.041.357	3.041.357

	31 dicembre 2002	31 dicembre 2001
- Avanzo di fusione	5.686.681	5.686.681
- Riserva da ammortamenti anticipati	1.354.460	666.188
- Riserva tassata da ammortamenti anticipati	5.189	0
VIII. Utili (perdite) portate a nuovo	130.402.721	123.360.643
IX. Utile (Perdita) dell'esercizio	134.269.966	32.410.739
Totale patrimonio netto	**348.590.063**	**238.995.297**
B) Fondi per rischi ed oneri		
2) Per imposte	795.125	18.335.742
a) per imposte	0	17.043.078
b) per imposte differite	795.125	1.292.664
3) Altri	5.550.671	50.000
Totale fondi per rischi e oneri	**6.345.796**	**18.385.742**
C) Trattamento di fine rapporto	**5.450.244**	**5.200.239**
D) Debiti		
3) Debiti verso banche	118.434.569	103.554.911
- entro 12 mesi	118.434.569	103.554.911
5) Acconti	0	161.651
- entro 12 mesi	0	161.651
6) Debiti verso fornitori	7.553.981	8.633.383
- entro 12 mesi	7.553.981	8.633.383
8) Debiti verso imprese controllate	64.231.211	24.554.658
- entro 12 mesi	64.231.211	24.554.658
9) Debiti verso imprese collegate	471	0
- entro 12 mesi	471	0
10) Debiti verso controllanti	1.504	0
- entro 12 mesi	1.504	0
11) Debiti tributari	4.288.732	3.599.689
- entro 12 mesi	4.288.732	3.599.689
12) Debiti verso istituti di previdenza	959.700	881.444
- entro 12 mesi	959.700	881.444
13) Altri debiti	1.498.427	2.431.018
- entro 12 mesi	1.498.427	2.431.018
Totale debiti	**196.968.595**	**143.816.754**
E) Ratei e risconti		
2) Vari	137.260	40.472
Totale ratei e risconti	**137.260**	**40.472**
Totale passivo	**557.491.958**	**406.438.504**

	31 dicembre 2002	31 dicembre 2001
Conti d'ordine		
2) SISTEMA IMPROPRIO DEGLI IMPEGNI		
Impegni verso terzi	9.800.955	12.816.634
Garanzie ricevute	387	2.970
Garanzie prestate	173.543.203	10.232.041
Totale sistema improprio degli impegni	**183.344.545**	**23.051.645**
Totale conti d'ordine	**183.344.545**	**23.051.645**
Conto economico		
A) Valore della produzione		
1) Ricavi delle vendite e delle prestazioni	84.444.221	82.091.768
2) Variazione delle rimanenze di prodotti in corso di lavorazione, semilavorati e finiti	-866.662	175.671
5) Altri ricavi e proventi	19.265.176	17.717.454
Totale valore della produzione	**102.842.735**	**99.984.893**
B) Costi della produzione		
6) Per materie prime, sussidiarie, consumo e merci	53.298.345	51.287.050
7) Per servizi	10.707.111	19.429.603
8) Per godimento di beni di terzi	4.071.159	4.056.451
9) Per il personale	15.445.697	15.211.299
a) Salari e stipendi	10.744.670	10.257.970
b) Oneri sociali	3.485.147	3.355.871
c) Trattamento di fine rapporto	725.176	709.176
e) Altri costi	490.704	888.282
10) Ammortamenti e svalutazioni	4.011.990	3.963.788
a) Ammortamento delle immobilizzazioni immateriali	1.737.839	1.983.775
b) Ammortamento delle immobilizzazioni materiali	2.274.151	1.980.013
11) Variazioni delle rimanenze di materie prime, sussidiarie, di consumo e merci	35.567	521.918
12) Accantonamento per rischi	362.111	134.557
14) Oneri diversi di gestione	888.067	1.277.987
Totale costi della produzione	**88.820.047**	**95.882.653**
Differenza tra valore e costi di produzione (A - B)	**14.022.688**	**4.102.240**
C) Proventi e oneri finanziari		
15) Proventi da partecipazioni	106.519.245	30.004.665
- da imprese controllate	106.513.909	30.000.000
- da altri	5.336	4.665
16) Altri proventi finanziari	3.815.713	1.882.263
d) proventi diversi dai precedenti	3.815.713	1.882.263
- da imprese controllate	1.122.978	851.661
- da altri	2.692.735	1.030.602

	31 dicembre 2002	31 dicembre 2001
17) Interessi e oneri finanziari	6.464.140	7.997.696
- da imprese controllate	2.247.365	1.699.175
- da altri	4.216.775	6.298.521
Totale proventi e oneri finanziari (15 + 16 - 17)	**103.870.818**	**23.889.232**
D) Rettifiche di valore di attività finanziarie	**0**	**0**
E) Proventi e oneri straordinari		
20) Proventi straordinari:	23.150.448	7.515.919
- Plusvalenze da alienazioni	480.676	3.633.892
- Altri proventi straordinari	22.669.772	3.882.027
21) Oneri straordinari:	5.400.649	372.921
- Minusvalenze da alienazioni	4.085	0
- Altri oneri straordinari	5.396.564	372.921
Totale delle partite straordinarie (20 - 21)	**17.749.799**	**7.142.998**
Risultato prima delle imposte (A - B +/- C +/- D +/- E)	**135.643.305**	**35.134.470**
22) Imposte sul reddito d'esercizio	1.373.339	2.723.731
- Correnti	2.399.108	1.836.345
- Imposte differite	258.987	279.118
- Imposte anticipate	-1.284.756	608.268
23) RISULTATO DI ESERCIZIO	**134.269.966**	**32.410.739**

Presidente del Consiglio di Amministrazione
Luca Garavoglia

30/04/2003

Codice fiscale e Registro Imprese 06672120158
REA 1112227

Davide Campari-Milano S.p.A.
Sede in Via Filippo Turati 27, 20121 Milano
Capitale Sociale € 29.040.000 interamente versato

Nota integrativa al bilancio chiuso il 31 dicembre 2002

Criteri di formazione

Il bilancio di esercizio è redatto in conformità agli articoli 2423 e ss. cod. civ., come risulta dalla presente Nota Integrativa, redatta ai sensi dell'articolo 2427 cod. civ., che costituisce, ai sensi e per gli effetti dell'articolo 2423 cod. civ., parte integrante del bilancio d'esercizio e in conformità anche a quanto disposto dal D. Lgs. n. 127 del 9 aprile 1991.

Le norme di legge sulla base delle quali il bilancio è stato redatto sono state interpretate ed integrate dai principi contabili enunciati dai Consigli Nazionali dei Dottori Commercialisti e dei Ragionieri, nonché da specifiche disposizioni di legge.

Ai sensi del D. Lgs. 127 del 9 aprile 1991, la Società ha altresì predisposto il bilancio consolidato.

Per i casi previsti dalla legge è stato richiesto il consenso del Collegio Sindacale.

Per ragioni di comparabilità le accise e contrassegni di stato dell'esercizio 2001, esposti nella voce B14 "Oneri diversi di gestione" sono stati riclassificati nella voce B6 "Costi per materie prime, sussidiarie, di consumo e merci".

Per la stessa ragione sono state riclassificate le spese bancarie, esposte nell'esercizio 2001 nella voce C17 "Oneri finanziari", alla voce B7 "Per servizi".

Struttura dello Stato Patrimoniale e del Conto Economico

Sono stati adottati gli schemi prescritti dalla vigente normativa di cui agli articoli 2424 e 2425 cod. civ., che ha recepito nell'ordinamento italiano la direttiva comunitaria in materia di conti annuali delle società per azioni.

Le voci che nello schema di legge sono precedute da lettere maiuscole o da numeri romani sono riportate anche nel caso in cui il loro importo sia di valore uguale a zero.

Le voci precedute da numeri arabi o da lettere minuscole, nonché eventuali ulteriori suddivisioni previste dalla legge, non compaiono nello Stato Patrimoniale e nel Conto Economico se hanno saldo zero sia nell'esercizio in corso che nell'esercizio precedente. In nessun caso si è proceduto al raggruppamento di voci.

La Nota Integrativa costituisce integrazione e analisi dei dati di bilancio e contiene le informazioni richieste dal Codice Civile e dalle norme di legge che disciplinano l'informativa di bilancio per le Società quotate sul Mercato Telematico Azionario organizzato e gestito da Borsa Italiana S.p.A.

Criteri di valutazione

I criteri utilizzati nella formazione del bilancio chiuso al 31 dicembre 2002 non si discostano dai medesimi utilizzati per la formazione del bilancio del precedente esercizio, in particolare nelle valutazioni e nella continuità dei medesimi principi.

La valutazione delle voci di bilancio è stata fatta ispirandosi a criteri generali di prudenza e competenza nella prospettiva della continuazione dell'attività.

Gli utili, pertanto, sono inclusi se realizzati o incassati entro la data di chiusura dell'esercizio, mentre si tiene conto dei rischi e delle perdite anche se conosciuti successivamente alla chiusura dell'esercizio, entro la data di approvazione da parte del Consiglio di Amministrazione.
I criteri di valutazione adottati sono quelli prescritti dall'articolo 2426 cod. civ. con l'osservanza dei criteri generali sopra menzionati.

In particolare, i criteri di valutazione adottati nella formazione del bilancio sono stati i seguenti:

Immobilizzazioni
Immateriali
Sono rappresentate principalmente da software in licenza d'uso, sono iscritte al costo d'acquisto, comprensivo degli oneri accessori e vengono ammortizzate a quote costanti sulla prevista utilità futura, pari a tre anni.

Materiali
Sono iscritte al costo storico di acquisto o rettificato da rivalutazioni monetarie effettuate ai sensi delle leggi che hanno disciplinato questa materia. Gli ammortamenti sono calcolati sul valore storico dei cespiti ovvero sul valore rivalutato, secondo il metodo dell'ammortamento a quote costanti, sulla base della vita utile stimata per i relativi cespiti.

Vengono svalutate in caso di esistenza di perdite di valore non recuperabili.

Beni in leasing
Il metodo di contabilizzazione seguito per i beni in leasing, è conforme alla prassi civilistica vigente in Italia che prevede per la società conduttrice il riconoscimento a conto economico dei canoni di locazione pagati.

Immobilizzazioni Finanziarie
Le immobilizzazioni finanziarie consistenti in partecipazioni in imprese controllate e in altre imprese vengono iscritte al costo di acquisto, comprensivo degli oneri accessori e ridotto in caso di perdite permanenti di valore.

Rimanenze di magazzino
Le rimanenze di materie prime, materie sussidiarie, semilavorati e prodotti finiti sono iscritti al minore tra il costo di acquisto o di fabbricazione, comprensivo degli oneri accessori di diretta imputazione, e il valore di presunto realizzo desumibile dall'andamento del mercato.
I prodotti in corso di lavorazione sono iscritti al costo di acquisto delle materie prime utilizzate comprensivo del costo di fabbricazione effettivamente sostenuto alla fase di lavorazione raggiunta.
Il costo è calcolato con il metodo LIFO a scatti annuali e la differenza rispetto al valore delle rimanenze determinato dai prezzi correnti di fine esercizio viene indicata nel paragrafo di commento alle rimanenze di magazzino.
Il valore netto di realizzo viene determinato tenendo conto sia delle eventuali spese di fabbricazione ancora da sostenere che delle spese dirette di vendita.
Il costo di acquisto sostenuto a fronte di materiale pubblicitario destinato alla vendita alle società del Gruppo, determinato in linea con i criteri di cui sopra, viene iscritto tra le rimanenze di fine esercizio.
Le rimanenze di materie prime e semilavorati non più utilizzabili nel ciclo produttivo e le rimanenze di prodotti finiti non vendibili vengono integralmente svalutate.

Crediti e debiti
I crediti vengono valutati al presumibile valore di realizzo.
I debiti sono rilevati al valore nominale.
I crediti e i debiti in valuta estera sono iscritti ai cambi in vigore al momento della loro contabilizzazione.
I crediti e i debiti in valute diverse da quelle facenti parte dei paesi aderenti all'Unione Monetaria Europea vengono allineati ai cambi di fine esercizio. Le perdite e gli utili originati dall'allineamento ai cambi di fine esercizio vengono iscritti al Conto Economico.

Disponibilità liquide
I crediti verso le banche e l'amministrazione postale per depositi o conti correnti vengono iscritti sulla base del valore di presumibile realizzo.
Il denaro e i valori bollati in cassa sono valutati al valore nominale.

Ratei e risconti
Alla voce ratei e risconti attivi sono iscritti i proventi esigibili in esercizi successivi e i costi sostenuti entro la chiusura dell'esercizio ma di competenza di quelli successivi.
Alla voce ratei e risconti passivi sono iscritti i costi di competenza esigibili in esercizi successivi e i proventi percepiti entro la chiusura dell'esercizio ma di competenza di quelli successivi.

Fondi per rischi e oneri
Al fine di coprire le passività potenziali a carico della Società vengono iscritti al passivo dello Stato Patrimoniale fondi rischi e oneri.
I fondi per rischi e oneri iscritti si riferiscono a oneri di natura determinata, di esistenza certa o probabile, dei quali tuttavia alla chiusura dell'esercizio sono indeterminati o l'ammontare o la data di sopravvenienza. Gli accantonamenti, calcolati sulla base di stime prudenziali, sono inclusi nel Conto Economico.
I fondi per rischi e oneri comprendono anche gli accantonamenti effettuati per imposte dirette e indirette relative a posizioni non ancora definite o in contenzioso, nonché gli accantonamenti al fondo imposte differite.

Imposte sul reddito correnti
Le imposte correnti vengono accantonate in base alle aliquote in vigore applicate a una stima del reddito imponibile, tenuto conto della normativa in vigore al momento della predisposizione del bilancio.

Imposte sul reddito differite
Le imposte differite a partire dall'esercizio 1999, a seguito dell'emanazione del principio contabile n. 25, sono contabilizzate secondo il *"liability method"* e pertanto riflettono gli effetti fiscali derivanti dalle differenze temporali tra i valori inclusi nel bilancio e i rispettivi valori fiscali, valorizzate sulla base delle aliquote fiscali vigenti e ragionevolmente applicabili per gli esercizi futuri.
Le imposte differite attive, comprese quelle derivanti da perdite fiscali pregresse, sono contabilizzate solo in presenza di ragionevole certezza circa il loro recupero.
Si ricorda che gli ammortamenti anticipati contabilizzati ai sensi dell'articolo 67, comma 3, del T.U.I.R. e di quanto indicato dal principio contabile n. 25, non transitano dal Conto Economico e vengono direttamente imputati ad apposita riserva di Patrimonio Netto, generando di conseguenza passività per imposte differite.
La riconciliazione, con le relative spiegazioni, tra l'onere fiscale iscritto a bilancio e l'onere fiscale teorico, viene riportata nei prospetti allegati alla Nota Integrativa.

Trattamento di fine rapporto di lavoro subordinato
Il trattamento di fine rapporto (T.F.R.), spettanza dei dipendenti accumulata durante il periodo lavorativo e pagabile subito dopo l'estinzione del rapporto, è calcolato, in accordo con la normativa civilistica e del lavoro, sulla durata del rapporto di lavoro, della categoria e della remunerazione di ogni dipendente. L'indennità è

rivalutata annualmente in base all'incremento del costo della vita (indice ISTAT), fornito dal Governo italiano. Nello Stato Patrimoniale viene esposto l'effettivo debito maturato verso i dipendenti alla data di chiusura del bilancio.

Conti d'ordine

Vengono iscritte tra i conti d'ordine le garanzie prestate direttamente o indirettamente, distinguendosi tra fidejussioni, avalli e altre garanzie personali, per un importo pari all'ammontare dell'effettivo impegno, e le garanzie reali, per un ammontare pari al valore di bilancio del bene o diritto dato a garanzia.

Tra gli altri conti d'ordine figurano anche il valore delle rate non ancora corrisposte su beni in leasing e il valore corrente dei beni in deposito presso terzi.

Riconoscimento dei ricavi e degli altri proventi

I ricavi e i proventi sono iscritti al netto di resi, sconti, abbuoni e premi nonché delle imposte direttamente connesse con la vendita dei prodotti e la prestazione dei servizi. In particolare:

- i ricavi per vendite di prodotti sono riconosciuti al momento del trasferimento della proprietà, che normalmente si identifica con la consegna o la spedizione dei beni; le vendite sono esposte al lordo delle accise sugli alcolici;
- i ricavi per prestazioni di servizi sono riconosciuti sulla base dell'avvenuta prestazione e in accordo con i relativi contratti;
- i dividendi da imprese partecipate sono iscritti a Conto Economico nell'esercizio in cui vengono incassati;
- il relativo credito di imposta è iscritto a Conto Economico nell'esercizio in cui sono iscritti i dividendi.

Spese di ricerca e sviluppo

I costi per progetti e studi di sviluppo vengono riconosciuti a conto economico nell'esercizio in cui sono sostenuti.

Spese di pubblicità

I costi di pubblicità sono riconosciuti a Conto Economico nell'esercizio in cui vengono sostenuti.

I rapporti con le imprese controllate, controllanti, sottoposte al controllo di queste ultime e con altre parti correlate

La Società intrattiene rapporti commerciali principalmente per vendita di prodotti, prestazioni di servizi legali, amministrativi e di carattere generale nonchè rapporti finanziari derivanti dalla gestione della tesoreria centralizzata verso Società del Gruppo. I rapporti commerciali sono regolati a prezzi di mercato e i rapporti finanziari generano oneri e proventi finanziari in linea con i tassi di mercato.

Composizione delle voci di Stato Patrimoniale

Qualora sia necessario operare modifiche ai contenuti di alcune voci di bilancio si effettuano le medesime riclassificazioni anche al bilancio precedente per motivi di comparazione.

Altre informazioni

Espressione degli importi monetari

Gli importi riportati nel bilancio d'esercizio e nella Nota Integrativa, se non diversamente indicato, sono espressi in unità di €.

Compensi corrisposti a amministratori, sindaci e direttori generali
Con riferimento alla deliberazione Consob n.11971 del 14 maggio 1999, sono riportati nel prospetto allegato alla Nota Integrativa n. 5, i compensi corrisposti da Davide Campari-Milano S.p.A. e dalle sue controllate, ad amministratori, sindaci e direttori generali di Davide Campari-Milano S.p.A.

Stock Options attribuite ad amministratori e direttori generali
In riferimento alla deliberazione Consob n. 11971 del 14 maggio 1999 e successive modifiche, si segnala che è previsto un piano per la disciplina delle stock option, che prevede le modalità per l'attribuzione di opzioni per la sottoscrizione e/o l'acquisto di azioni di Davide Campari-Milano S.p.A., sia a soggetti legati da un rapporto di lavoro dipendente sia ad amministratori di una o più società del Gruppo e/o a soggetti che rendono abitualmente prestazioni d'opera a favore di una o più società del Gruppo.
A tal fine la Società ha acquistato al prezzo di collocamento pari a € 31, n.1.000.000 di azioni proprie da destinarsi al piano di stock option, a fronte del cui acquisto é stata iscritta in bilancio una riserva indisponibile per € 31.000.000.
I beneficiari e il numero di opzioni a ciascuno attribuite sono stati individuati dal Consiglio di Amministrazione su proposta del Comitato Remunerazione e Nomine, tenendo conto della funzione e dell'importanza del ruolo rivestito da ciascun beneficiario nell'ambito del Gruppo, nonché dell'interesse della Società a graduarne l'incentivazione nell'ambito delle proprie strategie di sviluppo.
Il prezzo unitario di acquisto delle azioni é pari al prezzo finale di offerta per l'ammissione alla quotazione sul Mercato Telematico Azionario, corrispondente a € 31, e rimarrà invariato per tutta la durata del Piano.
Le opzioni potranno essere esercitate dal giorno successivo alla scadenza del periodo di esercizio, che avrà decorrenza a partire dal 30 giugno 2006, o in via anticipata esclusivamente al verificarsi di determinati presupposti previsti dal piano stesso.
Non è ammesso l'esercizio parziale delle opzioni.

In osservanza alla deliberazione Consob n.11971 del 14 maggio 1999, sono riportati nel prospetto allegato alla Nota Integrativa n. 6, le informazioni relative all'assegnazione gratuita di azioni o l'offerta di opzioni per l'acquisto di azioni di Davide Campari-Milano S.p.A., previste dal piano di *stock option* attribuite ad amministratori di Davide Campari-Milano S.p.A. o sue controllate.

Dati sull'occupazione

L'organico medio aziendale nel corso dell'esercizio ha subito la seguente evoluzione:

Organico	31 dicembre 2002	31 dicembre 2001	Variazioni
Dirigenti	20	20	0
Impiegati	165	153	12
Operai	96	99	-3
	281	**272**	**9**

Il contratto nazionale di lavoro applicato è quello dell'industria alimentare, a eccezione dei portieri degli immobili di proprietà, per i quali si applica il contratto dei dipendenti da proprietari di fabbricati.

ATTIVITÀ

B) Immobilizzazioni

I. Immobilizzazioni immateriali

Saldo al 31 dicembre 2002	2.255.029
Saldo al 31 dicembre 2001	2.884.717
Variazioni	**-629.688**

Totale movimentazione delle immobilizzazioni immateriali

Descrizione costi	Valore 31 dicembre 2001	Incrementi dell'esercizio	Decrementi dell'esercizio	Ammortamenti dell'esercizio	Valore 31 dicembre 2002
Software in licenza d'uso	469.453	169.863	0	340.609	298.707
Immobilizzazioni in corso e acconti	353.868	7.000	353.868	0	7.000
Altre	2.061.396	1.285.156	0	1.397.230	1.949.322
	2.884.717	**1.462.019**	**353.868**	**1.737.839**	**2.255.029**

La componente più rilevante del saldo patrimoniale è composta dal software applicativo SAP R/3, il cui investimento complessivo al 31 dicembre 2002 ammonta a € 894.708, al netto dei relativi ammortamenti, a fronte della gestione dei moduli di contabilità generale, *controlling*, ciclo passivo e relativa gestione degli ordini, produzione, ciclo attivo e statistiche di vendita, pianificazione dei progetti d'investimento e gestione dei cespiti, nonché del sistema di *datawarehousing* BW.
Inoltre, sono stati sviluppati in SAP R/3, specifici progetti volti a una più efficace integrazione informatica con l'ambiente esterno. In particolare tali investimenti si riferiscono al software CRM, *Customer Relationship Management* dedicato alla gestione del cliente, il cui onere complessivo netto al 31 dicembre 2002 è pari a € 476.953.
Il sistema informativo sviluppato dalla Società, è implementato in modo omogeneo per tutte le società italiane del Gruppo.

Esaminando in particolare gli incrementi dell'esercizio, nella voce "altre" si individuano spese incrementative di *software* per l'implementazione di SAP R/3 composte come segue:,
- € 611.556 per l'implementazione del software "*Customer Relationship Management*" e a un ulteriore sviluppo nell'ambiente statistico e commerciale;
- € 158.494 per l'implementazione di un sistema di gestione degli ordini provenienti dalle società estere del Gruppo;
- € 52.744 relativamente ad altre implementazioni.

Si evidenziano inoltre incrementi per lavori sugli impianti elettrici e idrici del complesso immobiliare di Via Filippo Turati a Milano per € 391.003 e adeguamento alla sicurezza sugli impianti dello stabilimento di Sesto San Giovanni per € 71.359.

Rivalutazione delle immobilizzazioni immateriali
Non sono state effettuate rivalutazioni economiche o monetarie né applicate deroghe ai criteri di valutazione di cui all'articolo 2423 bis, comma 2, cod. civ.

Immobilizzazioni in corso e acconti
I decrementi afferiscono l'entrata in funzione dei progetti di sviluppo del sistema informativo Sap.

Descrizione	Importo
Saldo al 31 dicembre 2001	**353.868**
Incrementi dell'esercizio	7.000
Decrementi dell'esercizio	-353.868
Saldo al 31 dicembre 2002	**7.000**

Precedenti rivalutazioni, ammortamenti e svalutazioni

La tabella sotto riportata evidenzia le movimentazioni delle immobilizzazioni immateriali complessivamente intervenute dalla loro origine alla data di chiusura dell'esercizio precedente.

Descrizione costi	Costo storico	Fondo ammortamento	Rivalutazioni	Svalutazioni	Valore 31 dicembre 2001
Impianto e ampliamento	3.256.062	3.256.062			0
Software in licenza d'uso	1.294.267	824.814			469.453
Immobilizzazioni in corso e acconti	353.868				353.868
Altre	6.853.861	4.792.465			2.061.396
	11.758.058	**8.873.341**	**0**	**0**	**2.884.717**

II. Immobilizzazioni materiali

Saldo al 31 dicembre 2002	14.286.566
Saldo al 31 dicembre 2001	15.105.414
Variazione	**-818.848**

Terreni e fabbricati
La voce "Terreni e Fabbricati" accoglie immobili utilizzati per l'esercizio dell'impresa e fabbricati civili in locazione a terzi.
Gli incrementi, pari ad € 150.352, sono principalmente riferiti a migliorie varie sull'immobile relativo al sito produttivo di Sesto San Giovanni. Le cessioni sono riferite alla vendita di unità immobiliari civili per € 383.157.

Descrizione	Importo
Costo storico	12.894.780
Rivalutazione monetaria	3.067.174
Ammortamenti degli esercizi precedenti	-8.869.582
Saldo al 31 dicembre 2001	**7.092.372**
Acquisizioni dell'esercizio	150.352
Cessioni dell'esercizio	-111.177
Rivalutazione monetaria su cessioni dell'esercizio	-271.980
Storno ammortamenti su cessioni dell'esercizio	15.028
Ammortamenti dell'esercizio	-461.261
Saldo al 31 dicembre 2002	**6.413.334**

Impianti e macchinari

Descrizione	Importo
Costo storico	19.393.284
Rivalutazione monetaria	2.526.281
Ammortamenti degli esercizi precedenti	-16.889.130
Saldo al 31 dicembre 2001	**5.030.435**
Acquisizioni dell'esercizio	1.990.793
Cessioni dell'esercizio	-38.090
Storno ammortamenti su cessioni dell'esercizio	31.625
Ammortamenti dell'esercizio	-1.063.050
Saldo al 31 dicembre 2002	**5.951.713**

Gli incrementi sono riferiti a interventi effettuati nello Stabilimento di Sesto San Giovanni sulla linea CampariSoda, nei reparti liquori, colore, *mignon* e su impianti generici, come di seguito dettagliato:

Descrizione	Importo
Macchina sciacquatrice linea CampariSoda	388.314
Depalettizzatore reparto liquori	226.557
Palettizzatore linea CampariSoda	222.315
Impianti atti a un miglioramento tecnologico nei vari reparti	214.730
Macchina incartonatrice reparto mignon	168.393
Ampliamenti su discensore / ascensore monoblocco reparto liquori	135.665
Macchina tappatrice linea CampariSoda	130.933
Impianto antincendio e realizzazione rete idrica	80.428
Adeguamento norme sicurezza montacarichi	72.500
Impianto di distribuzione soda reparto sfusi e sciroppi	68.689
Filtro pressa reparto colori	64.000
Nastri trasportatori reparti CampariSoda e *mignon*	50.892
Altre	167.377
	1.990.793

Attrezzature industriali e commerciali

Le acquisizioni sono relative ad attrezzatura di stabilimento per servizi generali, di manutenzione e di laboratorio chimico.

Descrizione	Importo
Costo storico	457.235
Ammortamenti degli esercizi precedenti	-232.848
Saldo al 31 dicembre 2001	**224.387**
Acquisizioni dell'esercizio	155.412
Cessioni dell'esercizio	-1.136
Storno ammortamenti su cessioni dell'esercizio	341
Ammortamenti dell'esercizio	-97.559
Saldo al 31 dicembre 2002	**281.445**

Altri beni (mobilio, macchine elettroniche, autovetture, automezzi)

Le acquisizioni più significative riguardano le macchine elettroniche costituite da *personal computer* e stampanti per € 106.381, *server* ed apparecchiature relative al *hardware* centrale di sede per € 276.768 nonché macchine elettroniche diverse per € 17.636.
Altri incrementi si riferiscono all'acquisto di mobili e arredi per € 37.713 e attrezzatura minuta, macchine ufficio e carrelli elevatori per € 12.121.
I decrementi sono principalmente costituiti da dismissioni di macchine elettroniche obsolete per € 189.491.

Descrizione	Importo
Costo storico	6.663.393
Ammortamenti degli esercizi precedenti	-5.018.087
Saldo al 31dicembre 2001	**1.645.306**
Acquisizioni dell'esercizio	513.375
Cessioni dell'esercizio	-190.947
Storno ammortamenti per cessioni dell'esercizio	184.452
Ammortamenti dell'esercizio	-652.281
Saldo al 31 dicembre 2002	**1.499.905**

Immobilizzazioni in corso e acconti

Descrizione	Importo
Saldo al 31dicembre 2001	**1.112.914**
Incrementi dell'esercizio	242.496
Decrementi dell'esercizio	-1.215.241
Saldo al 31 dicembre 2002	**140.169**

Il saldo al 31 dicembre 2002 è costituito da acconti per € 33.909 e da immobilizzazioni in corso per € 106.260.
Le immobilizzazioni in corso sono riferite all'acquisizione di impianti per il sito produttivo di Sesto San Giovanni per € 58.520 e a interventi su impianti dell'immobile di Via FilippoTurati a Milano per € 47.740.

Totale rivalutazioni delle immobilizzazioni materiali alla fine dell'esercizio
Si elencano le rivalutazioni monetarie tuttora in essere effettuate sulle immobilizzazioni materiali iscritte nel bilancio della società al 31 dicembre 2002.

Descrizione	Terreni e fabbricati	Impianti e macchinari	Totale
Legge 2 dicembre 1975 n. 576	15.093	251.825	266.918
Legge 19 marzo 1983 n. 72	134.279	2.274.456	2.408.735
Legge 30 dicembre 1991 n. 413	2.645.822		2.645.822
	2.795.194	**2.526.281**	**5.321.475**

III. Immobilizzazioni Finanziarie

Saldo al 31 dicembre 2002	470.864.733
Saldo al 31 dicembre 2001	353.972.334
Variazioni	**116.892.399**

Partecipazioni

Descrizione	31 dicembre 2001	Incremento	Decremento	31 dicembre 2002
Imprese controllate				
- Campari do Brasil Ltda.	114.737.986			114.737.986
- Prolera LDA	5.000			5.000
- Campari Holding A.G.	4.138.473		4.138.473	0
- Campari Schweiz A.G.		551.796		551.796
- Campari Finance Teoranta	51.293.054			51.293.054
- DI.CI.E. Holding B.V.	119.024.335			119.024.335
- Redfire, Inc.	33.300.000	120.523.802		153.823.802
	322.498.848	**121.075.598**	**4.138.473**	**439.435.973**
Altre imprese				
- Altre imprese	65.917			65.917
	322.564.765	**121.075.598**	**4.138.473**	**439.501.890**

Le informazioni relative alle partecipazioni possedute direttamente o indirettamente sono evidenziate agli allegati 1 e 2.
La differenza fra il costo di iscrizione delle partecipazioni nelle società Campari do Brasil Ltda., DI.CI.E. Holding B.V. e Redfire, Inc. e la relativa quota di patrimonio netto deriva dal maggior valore dei marchi e dell'avviamento rispetto al dato contabile.
I movimenti intervenuti nella voce partecipazioni si riferiscono alla controllata Campari Holding A.G. fusa in Campari Schweiz A.G., nonché alla capitalizzazione di Redfire, Inc.
In particolare, la partecipata Campari Holding A.G., con delibera dell'assemblea generale, ha ridotto per esubero il proprio capitale da CHF 15.000.000 a CHF 2.000.000, mediante annullamento e rimborso al socio Davide Campari-Milano S.p.A. di n. 13.000 azioni nominative di CHF 1.000. Conseguentemente la Società ha proceduto alla corrispondente riduzione del costo storico della partecipazione pari a € 3.586.677.
Dall'operazione è derivato il conseguimento di un utile di € 5.366.491, iscritto in conto economico tra i proventi straordinari, pari alla differenza tra il capitale rimborsato, rilevato al cambio corrente, e il costo storico di iscrizione della partecipazione.
In seguito, rispondendo a finalità di razionalizzazioni operative all'interno del gruppo, il 27 giugno 2002, Campari Holding A.G. ha deliberato la fusione per incorporazione nella sua controllata Campari Schweiz A.G., società commerciale con sede nel cantone svizzero di Zug, che ora risulta pertanto iscritta nelle partecipazioni dirette della Società.
Per quanto riguarda infine la controllata statunitense Redfire, Inc., in data 11 gennaio 2002 Davide Campari-Milano S.p.A. ha provveduto a una capitalizzazione mediante versamento soci in conto capitale per US$ 107.500.000, pari ad € 120.523.802, finalizzato all'acquisizione da parte di quest'ultima di un ulteriore 50% di Skyy Spirits, LLC.

Altre imprese

Denominazione	Valuta	Valore di Bilancio
Credem Holding S.p.A. - Reggio Emilia	€	17.187
Istituto Ricerche Biomediche Marxer - Ivrea	€	41.316
Ecolombardia 18 - Pavia	€	7.414
		65.917

Altri crediti immobilizzati

Descrizione	31 dicembre 2001	Incremento	Decremento	31 dicembre 2002
Verso altri oltre 12 mesi	407.569	12.284	57.010	362.843
	407.569	**12.284**	**57.010**	**362.843**

La voce "Verso altri" rappresenta il credito d'imposta per T.F.R.

Azioni proprie

Le azioni proprie, pari a n.1.000.000, acquistate in data 13 luglio 2001 al prezzo unitario di collocamento del titolo, pari a € 31, sono destinate al piano di *stock option*, precedentemente descritto.
A fronte di tale acquisto è iscritta nel patrimonio netto una riserva indisponibile di € 31.000.000.

C) Attivo circolante

I. Rimanenze

Saldo al 31 dicembre 2002	8.182.169
Saldo al 31 dicembre 2001	9.084.398
Variazioni	**-902.229**

La valutazione adottata, inferiore rispetto a quella effettuata con il criterio dei costi correnti (costo medio dell'esercizio), è dettagliata come segue:

	Costo di acquisto	Costi correnti	Differenza
Materie prime	2.918.457	3.069.727	151.270
Materiale di confezionamento	838.535	884.760	46.225
Materiale pubblicitario	1.223.870	1.261.286	37.416
Semilavorati	1.677.058	2.165.809	488.751
Prodotti finiti	1.524.249	1.551.045	26.796
	8.182.169	**8.932.627**	**750.458**

II. Crediti

Saldo al 31 dicembre 2002	57.507.155
Saldo al 31 dicembre 2001	20.531.378
Variazione	**36.975.777**

Il considerevole aumento dei crediti è principalmente imputabile ai rapporti di natura finanziaria verso le imprese controllate, in particolar modo influenzati dal maggior fabbisogno derivante dagli investimenti sostenuti dalla controllata Campari-Crodo S.p.A. per l'acquisizione del Gruppo Zedda Piras e per la costruzione dello stabilimento di Novi Ligure, compensato in parte dalla maggior liquidità generata dalla gestione corrente della controllata Campari Italia S.p.A.
Infine, in minor misura, la centralizzazione nella Capogruppo della tesoreria delle neo acquisite Zedda Piras S.p.A. e Tenute Sella & Mosca S.p.A., caratterizzate da fabbisogno di cassa, ha determinato l'iscrizione di un ulteriore credito.

Il saldo è così suddiviso secondo le scadenze.

Descrizione	Entro 12 mesi	Oltre 12 mesi	Oltre 5 anni	Totale
Verso imprese controllate	50.470.321			50.470.321
Verso imprese collegate	106			106
Verso altri	7.012.294	24.434		7.036.728
	57.482.721	**24.434**	**0**	**57.507.155**

I crediti verso imprese controllate sono così composti:

Società	Crediti commerciali	Tesoreria accentrata	Crediti diversi	Totale
Campari Italia S.p.A.	6.257.926		821.641	7.079.567
Campari-Crodo S.p.A.	126.604	35.879.139	1.217.718	37.223.461
Francesco Cinzano & C.ia S.p.A.			3.596	3.596
S.A.M.O. S.p.A.			281	281
Tenute Sella & Mosca S.p.A.		570.477	16.406	586.883
Zedda Piras S.p.A.		1.677.358	16.035	1.693.393
Campari International S.A.M.	3.686.880		10.363	3.697.243
O-Dodeca B.V.			613	613
Skyy Spitits, LLC			27.189	27.189
Campari Do Brasil Ltda.			147.757	147.757
N. Kaloyannis Bros. A.E.B.E.			7.998	7.998
Campari France S.A.			2.340	2.340
	10.071.410	**38.126.974**	**2.271.937**	**50.470.321**

Attraverso la tesoreria accentrata vengono gestiti i flussi finanziari infragruppo delle controllate italiane, regolati a tassi di interesse di mercato, pari all'Euribor a tre mesi, rilevato il giorno precedente la fine di ciascun trimestre solare.

Nella voce diversi si evidenziano crediti per il riaddebito di costi generali, amministrativi e di coordinamento delle controllate per € 1.161.870, in forza del contratto di servizi in essere con le società italiane del Gruppo; royalty per € 414.253; riaddebiti di costi telefonici per € 84.390 e costi di natura informatica per € 72.178; interessi su tesoreria accentrata per € 315.788 e altri di natura diversa per la rimanente parte.

I crediti verso altri sono così composti:

Crediti per imposte differite attive	1.465.104
Crediti verso Erario in attesa di rimborso	22.765
Altri crediti verso Erario per IRPEG in attesa di rimborso	1.048.926
Erario conto I.V.A.	2.792.090
Crediti verso dipendenti	46.443
Crediti verso Istituti Previdenziali	3.806
Crediti verso fornitori	1.232.564
Crediti verso clienti diversi	249.467
Crediti in sofferenza	84.557
meno fondo svalutazione crediti	-84.557
Crediti diversi	175.563
	7.036.728

Le differenze temporanee che alimentano le imposte differite attive sono principalmente costituite dall'iscrizione di fondi tassati, quali fondo svalutazione magazzini, fondo svalutazione crediti verso clienti e fondo rischi e oneri diversi; spese di rappresentanza e costi deducibili in base a particolari disposizioni fiscali, quali imposte, compensi ad amministratori e corrispettivi per la revisione annuale dei bilanci.
Le imposte differite attive sono accantonate, e il credito iniziale adeguato, alle aliquote vigenti applicabili a Davide Campari-Milano S.p.A. negli anni in cui è previsto e stimato che vengano riversate le poste oggetto del credito, secondo le disposizioni di legge e le agevolazioni in vigore, in base anche alla previsione degli utili e dei relativi redditi imponibili futuri.

Tali crediti si sono così movimentati:

Saldo iniziale crediti imposte differite attive	180.347
Per imposte anticipate esercizio - IRPEG	1.420.862
Utilizzo per imposte anticipate - IRPEG	-129.977
Per imposte anticipate esercizio - IRAP	17.453
Utilizzo per imposte anticipate - IRAP	-23.581
	1.465.104

I crediti verso fornitori sono principalmente imputabili al pagamento anticipato di fatture a Credemleasing S.p.A., società locatrice dello stabile in cui risiedono tra l'altro le sedi di Davide Campari-Milano S.p.A. e di alcune controllate italiane.
Nella voce crediti diversi si evidenziano crediti per prelievi agricoli per € 162.391.

IV. Disponibilità liquide

Saldo al 31 dicembre 2002	1.032.269
Saldo al 31 dicembre 2001	526.958
Variazioni	**505.311**

Descrizione	31 dicembre 2002	31 dicembre 2001
Depositi bancari e postali	1.028.733	523.779
Denaro e altri valori in cassa	3.536	3.179
	1.032.269	**526.958**

Per le variazioni relative alla posizione finanziaria nel suo complesso si rimanda al rendiconto finanziario, allegato n. 3 della Nota Integrativa.

D) Ratei e risconti

Saldo al 31dicembre 2002	3.364.037
Saldo al 31dicembre 2001	4.333.305
Variazioni	**-969.268**

I ratei e risconti rappresentano i proventi dell'esercizio esigibili in esercizi successivi e i costi sostenuti entro la chiusura dell'esercizio ma di competenza di quelli successivi.

La composizione della voce è così dettagliata:

Descrizione	Importo
Risconti attivi	
Credemleasing S.p.A.- quota *maxi* canone Via FilippoTurati, Milano dal 2002/2006	3.275.617
Assicurazione RC Amministratori / Sindaci / Dirigenti	69.969
Abbonamenti a riviste diverse	14.351
Altri	4.100
Totale	**3.364.037**

La Società ha stipulato con Credemleasing S.p.A. il 20 febbraio 1997 due contratti di locazione finanziaria immobiliare, riguardanti gli immobili di Via Filippo Turati 25 e 27, Milano e di Via Bonaventura Cavalieri 4, Milano.
La quota del *maxi* canone viene ripartita secondo le seguenti scadenze:

Anno	Quota *maxi* canone
2003	1.043.281
2004	1.043.281
2005	1.043.281
2006	145.774
	3.275.617

La contabilizzazione dei suddetti contratti di leasing è quella che prevede il riconoscimento a conto economico dei canoni, come già evidenziato nei criteri di valutazione.
L'adozione della metodologia finanziaria avrebbe altrimenti comportato l'iscrizione dei beni nell'attivo e del debito residuo nel passivo patrimoniale, riconoscendo a conto economico gli ammortamenti sui beni capitalizzati e gli interessi sul debito.
Ove si adottasse tale metodologia si avrebbe un incremento delle immobilizzazioni materiali nette per € 25.664.715 e un incremento dei debiti verso altri finanziatori di € 13.386.219 , nonché una variazione in aumento del Patrimonio Netto di € 8.971.295 (al lordo dell'effetto imposte) e un effetto sull'utile al netto di imposte di € 1.891.337.

PASSIVITÀ

A) Patrimonio netto

Saldo al 31 dicembre 2002	348.590.063
Saldo al 31 dicembre 2001	238.995.297
Variazioni	**109.594.766**

Descrizione	31 dicembre 2001	Incrementi	Decrementi	31 dicembre 2002
Capitale	29.040.000			29.040.000
Riserva legale	5.808.000			5.808.000
Riserva per azioni proprie	31.000.000			31.000.000
Riserva straordinaria	7.981.689			7.981.689
Riserva per conferimento partecipazione ex D.Lgs. 544/92	3.041.357			3.041.357
Avanzo di fusione	5.686.681			5.686.681
Riserva da ammortamenti anticipati	666.188	688.272		1.354.460
Riserva tassata da ammortamenti anticipati		5.189		5.189
Utili (perdite) a nuovo	123.360.643	7.042.078		130.402.721
Utili (perdite) esercizio	32.410.739	134.269.966	32.410.739	134.269.966
	238.995.297	**142.005.505**	**32.410.739**	**348.590.063**

L'assemblea del 30 aprile 2002 ha deliberato la destinazione dell'utile dell'esercizio precedente come segue:
- a riserva ammortamenti anticipati € 693.461;
- a dividendi agli azionisti € 24.675.200;
- a utili portati a nuovo € 7.042.078.

La Società nel corso dell'esercizio ha calcolato ammortamenti anticipati per € 576.919 contabilizzati ai sensi dell'articolo 67 comma 3 del T.U.I.R., di cui si terrà conto in fase di destinazione dell'utile dell'esercizio e dell'approvazione del bilancio, attraverso la diretta imputazione ad apposita riserva di patrimonio netto, senza transitare dal Conto Economico. Detta riserva risulta al netto dei decrementi pari a € 100.172, a seguito di dismissioni di cespiti avvenute nel corso dell'esercizio oppure all'esaurimento del periodo di ammortamento fiscale.

Sono state iscritte nel Conto Economico dell'esercizio le imposte differite, pari a € 218.668, calcolate sugli ammortamenti dedotti in sede di dichiarazione dei redditi, questi ultimi computati al netto dei decrementi relativi a cespiti ceduti nell'esercizio che avevano concorso alla riserva dell'anno precedente.

Il capitale sociale, interamente versato, è così composto.

Azioni	Numero	Valore nominale	Totale
Ordinarie	29.040.000	1	29.040.000

Alla data di chiusura del bilancio i titoli in circolazione sono i seguenti:
n. 29.040.000 azioni ordinarie
comprensive di n. 1.000.000 azioni proprie destinate al piano di *stock option.*

Nel capitale sociale, in precedenti esercizi, è confluita parte della riserva da conferimento ex D. Lgs. 544/92 per € 21.541.046.
Rimane iscritto nella voce "Altre riserve" l'importo residuo di detta riserva da conferimento ex D. Lgs. 544/92 per € 3.041.357.

L'intero importo concorre a formare il reddito imponibile della Società in caso di distribuzione ai soci.

Inoltre, come precedentemente descritto, risulta iscritta tra le voci del Patrimonio Netto la riserva in sospensione per ammortamenti anticipati pari a € 1.354.460, nonché la riserva indisponibile pari a € 31.000.000 relativa ad azioni proprie in portafoglio.

B) Fondi per rischi ed oneri

Saldo al 31 dicembre 2002	6.345.796
Saldo al 31 dicembre 2001	18.385.742
Variazioni	**-12.039.946**

Descrizione	31 dicembre 2001	Incrementi	Decrementi	31 dicembre 2002
Per imposte differite	1.292.664	258.987	756.526	795.125
Per imposte	17.043.078		17.043.078	0
Altri:				
- ristrutturazione		5.200.000		5.200.000
- diversi	50.000	50.000	50.000	50.000
- per contenziosi in corso	0	300.671		300.671
- per interessi di mora	0	11.440	11.440	0
	18.385.742	**5.821.098**	**17.861.044**	**6.345.796**

La Società iscrive in bilancio gli accantonamenti per le situazioni di contenzioso o di rischio quando l'importo della passività potenziale è ragionevolmente determinabile.
Le differenze temporanee che comportano la rilevazione del fondo imposte differite si riferiscono principalmente ad ammortamenti anticipati e rateizzazione di plusvalenze patrimoniali realizzate nei precedenti esercizi.
Le aliquote applicate sono quelle in vigore, tenuto conto delle agevolazioni previste dalle specifiche disposizioni di legge in riferimento agli anni in cui è stimabile il reversal di tali poste, in considerazione anche della stima degli utili futuri.

La Società intende avvalersi delle misure approvate con la Legge Finanziaria 2003 in materia di chiusura delle liti pendenti e condoni fiscali.
Dopo aver valutato la convenienza di aderire alle diverse opzioni previste in relazione alle specifiche fattispecie, la stima del costo complessivo della chiusura delle liti pendenti e del condono inserita nel presente bilancio, in contropartita dei debiti tributari, è risultata pari a € 1.937.681.
Per effetto dell'adesione vengono pertanto meno le ragioni che avevano portato all'iscrizione del fondo imposte di € 17.043.078, a fronte dei procedimenti fiscali descritti nelle note integrative dei precedenti bilanci. Tale fondo è stato di conseguenza interamente stornato generando una sopravvenienza attiva di importo pari alla differenza tra il fondo stesso e il costo dell'adesione alla sanatoria.
La società, anche in base ai pareri espressi dai propri consulenti, non ha ritenuto peraltro di procedere alla sanatoria delle liti pendenti di cui all'articolo 16 della Legge 289/2002 per la controversia relativa all'accertamento IRPEG / ILOR 1994, annullato con decisione della Sezione I della C.T.P. di Milano, e successivamente appellata dalla Ageniza delle Entrate in data 29 agosto 2002. (Tanto più che si tratta di accertamento originato da una risoluzione ministeriale recante una interpretazione applicativa della norma interna considerata dalla stessa Commissione Europea come contrastante con la Direttiva 90/434/CEE).

Tra gli altri fondi, il fondo ristrutturazione industriale accoglie la stima a fronte del piano deliberato nel corso del primo semestre 2002, a cui è seguito l'accordo stipulato in data 9 gennaio 2003 con le organizzazioni sindacali, più ampiamente descritto nella Relazione sulla Gestione. Tale ristrutturazione prevede il trasferimento delle attività produttive dello stabilimento di Sesto San Giovanni al nuovo impianto che la controllata Campari-Crodo S.p.A. sta realizzando a Novi Ligure. In cui Campari Crodo S.p.A. trasferirà anche le attività produttive dello stabilimento di Termoli.

In particolare il fondo iscritto in Davide Campari-Milano S.p.A. include sia gli oneri del personale derivanti dalla definizione del nuovo assetto industriale che i costi previsti per il trasferimento e la messa in opera, piuttosto che la dismissione, delle linee produttive.
Il piano di ristrutturazione sarà realizzato in modo graduale a partire dal 2003 per gli esercizi successivi fino al 2006. La cessazione delle produzioni nello stabilimento di Sesto San Giovanni è prevista per il 2005.

Infine, gli altri fondi per rischi ed oneri diversi relativi a contenziosi in essere si riferiscono a controversie di natura immobiliare.

C) Trattamento di fine rapporto di lavoro subordinato

Saldo al 31 dicembre 2002	5.450.244
Saldo al 31 dicembre 2001	5.200.239
Variazioni	**250.005**

La variazione è così costituita:

Variazioni	Importo
Incremento dell'esercizio	725.683
Decremento dell'esercizio	-475.678
	250.005

Il fondo accantonato rappresenta l'effettivo debito della Società al 31 dicembre 2002 verso i dipendenti in forza a tale data, al netto degli anticipi corrisposti per € 109.027 in base alle vigenti disposizioni di Legge e delle quote trasferite al Fondo Pensione complementare a capitalizzazione Alifond, nonché delle quote relative a personale trasferito ad altre Società del Gruppo.

D) Debiti

Saldo al 31 dicembre 2002	196.968.595
Saldo al 31 dicembre 2001	143.816.754
Variazioni	**53.151.841**

Il significativo incremento dei debiti al 31 dicembre 2002 è sostanzialmente generato da un maggior fabbisogno finanziario che si concretizza in un accresciuto indebitamento sia verso le società controllate che verso il sistema creditizio, principalmente influenzato dagli importanti investimenti realizzati dal Gruppo nel corso dell'esercizio.
Infatti, come più ampiamente commentato nella Relazione sulla Gestione, si rileva il considerevole impiego di risorse finanziarie per le due acquisizioni, Skyy Spirits LLC e il Gruppo Zedda Piras, nonché per la costruzione dello stabilimento di Novi Ligure in capo alla controllata Campari-Crodo S.p.A.
Per contro, sono state estinte, a un rapporto di cambio prossimo a quello di accensione, le linee di finanziamento in US$, aperte nel corso del 2001, permettendo quindi di recuperare la perdita non realizzata iscritta nel precedente bilancio, e generare un utile su cambi.
I debiti sono valutati al loro valore nominale e non sono assistiti da garanzie reali.

La scadenza degli stessi è così suddivisa:

Descrizione	Entro 12 mesi	Oltre 12 mesi	Oltre 5 anni	Totale
Debiti verso banche	118.434.569			118.434.569
Debiti verso fornitori	7.553.981			7.553.981
Debiti verso imprese controllate	64.231.211			64.231.211
Debiti verso imprese collegate	471			471
Debiti verso imprese controllanti	1.504			1.504
Debiti tributari	4.288.732			4.288.732
Debiti verso istituti di previdenza	959.700			959.700
Altri debiti	1.498.427			1.498.427
	196.968.595	**0**	**0**	**196.968.595**

I debiti verso controllate sono così costituiti:

Società	Debiti commerciali	Tesoreria accentrata	Diversi	I.V.A. di gruppo	Totale
Campari-Crodo S.p.A.	125.391			257.947	383.338
Campari Italia S.p.A.		6.802.571	144.381	-459.319	6.487.633
S.A.M.O. S.p.A.		1.637.185	58.448	-6.616	1.689.017
Francesco Cinzano & C.ia S.p.A.	84.260	17.481.244	185.400	944.389	18.695.293
Tenute Sella & Mosca S.p.A.	4.359		85.781		90.140
Zedda Piras S.p.A.			12.780		12.780
DI.CI.E. Holding B.V.			100		100
Campari France S.A.	1.872.910				1.872.910
Lacedaemon Holding B.V.			35.000.000		35.000.000
	2.086.920	**25.921.000**	**35.486.890**	**736.401**	**64.231.211**

Nella voce diversi si evidenzia il finanziamento pari a € 35.000.000 ricevuto da Lacedaemon Holding B.V., scadente il 31 gennaio 2003, rinnovabile di anno in anno, debiti per interessi su tesoreria accentrata per € 339.187 e altri di natura diversa per la rimanente parte.

I debiti verso collegate sono nei confronti di Longhi & Associati S.r.l., relativi ad attività pubblicitaria di carattere istituzionale.

I debiti verso controllanti, nei confronti di Alicros S.r.l., sono relative alla locazione di uffici.

I debiti tributari sono così composti:

Descrizione	IRPEG / IRAP	Ritenute	Altre imposte	Accise
Debito tributario al 31 dicembre 2002	3.155.633	548.375	1.968.247	761.191
Credito IRPEG	-427			
Acconti dell'esercizio	-2.123.503			
Ritenute subite	-18.863			
Credito d'imposta su dividendi	-1.921			
	1.010.919	**548.375**	**1.968.247**	**761.191**

Le ritenute esposte sono correlate alle retribuzioni , liquidazioni e su fatture di fornitori del mese di dicembre. Nella voce altre imposte è compreso il debito per € 1.937.681 relativo alla chiusura delle liti pendenti e al condono fiscale, a cui la Società ha aderito ai sensi della Legge 289 del 28 dicembre 2002, come precedentemente commentato nella sezione relativa al fondo imposte.

I debiti verso Istituti Previdenziali sono così composti:

INPS	745.335
INPDAI	166.499
Altri Istituti	47.866
	959.700

Tra gli altri debiti figurano posizioni debitorie verso dipendenti per mensilità aggiuntive, ferie e note spese complessivamente pari a € 1.262.447.

E) Ratei e risconti

Saldo al 31 dicembre 2002	137.260
Saldo al 31 dicembre 2001	40.472
Variazioni	**96.788**

Descrizione	Importo
Ratei passivi	
Interessi su finanziamenti	137.260
Totale	**137.260**

CONTI D'ORDINE

Descrizione	Saldo al 31 dicembre 2002	Saldo al 31 dicembre 2001	Variazioni
Sistema improprio degli impegni verso terzi	183.344.158	23.048.675	160.295.483
Sistema improprio degli impegni da terzi	387	2.970	-2.583
	183.344.545	**23.051.645**	**160.292.900**

I conti d'ordine sono così costituiti:

Sistema improprio degli impegni verso terzi

Fidejussioni a terzi:	
- SNAM a garanzia pagamento bollette metano	41.317
- Dogana di Milano a garanzia pagamento indennità doganali	1.033
- Dogana di Milano per diritti doganali su transiti comunitari	413.165
- Dogana di Milano a garanzia accise gravante su merce nel deposito fiscale	4.389.884
- Intesa BCI - a favore Ministero Commercio Estero	294.000
- SAC a garanzia compravendita immobile in Via Oderisi da Gubbio, Roma	103.291
- Dogana di Milano a garanzia presentazione bottiglie importate e contrassegnate	464.811
- ENEL TRADE a garanzia fornitura energia elettrica - Sesto San Giovanni	51.646
- Regione Lombardia canone concessione pozzi - Sesto San Giovanni	4.387
Fidejussioni a Società del Gruppo:	
- Campari-Crodo S.p.A. (ex Crodo Sud S.p.A.) a favore Dogana di Ancona	258.228
- Campari-Crodo S.p.A. (ex-Crodo Sud S.p.A.) a favore Dogana di Ancona	241.771
- Campari-Crodo S.p.A.(ex-S.I.P.A.N. S.p.A.) a favore Dogana di Ancona	258.229
- Campari Italia S.p.A. a favore Direzione Regionale Entrate Lombardia per manifestazioni a premi	2.173.339
- S.A.M.O. S.p.A. a favore Ufficio IVA	68.956
- S.A.M.O. S.p.A. a favore Direzione Regionale Entrate Lombardia per manifestazioni a premi	10.000
Lettere di *patronage* a favore Società controllate	
- Lettera di *patronage* del 31 gennaio 1996 a favore di Campari-Crodo S.p.A.	1.652.662
Canone utilizzo beni di terzi	
Credemleasing S.p.A.	
- *Leasing* Immobiliare Via Bonaventura Cavalieri 4, Milano fino al 2006	981.967
- *Leasing* Immobiliare Via Filippo Turati 25 e 27, Milano fino al 2006	8.818.988
Garanzie a terzi	
- Redfire, Inc. garanzia finanziamento *private placement*	163.116.484
	183.344.158

Sistema improprio degli impegni da terzi

Fidejussioni da terzi	
- Cauzioni inquilini	387
	387

La garanzia a terzi è stata rilasciata da Davide Campari-Milano S.p.A., a fronte del collocamento sul mercato americano di un prestito obbligazionario a primari investitori istituzionali *(private placement)* per US$ 170.000.000, effettuato dalla controllata Redfire, Inc.

CONTO ECONOMICO

A) Valore della produzione

Saldo al 31 dicembre 2002	102.842.735
Saldo al 31 dicembre 2001	99.984.893
Variazioni	**2.857.842**

Il valore della produzione è così composto:

Descrizione	31 dicembre 2002	31 dicembre 2001	Variazioni
Ricavi vendite e prestazioni	84.444.221	82.091.768	2.352.453
Variazioni rimanenza prodotti	-866.662	175.671	-1.042.333
Altri ricavi e proventi	19.265.176	17.717.454	1.547.722
	102.842.735	**99.984.893**	**2.857.842**

Nei ricavi alle vendite sono comprese accise e contrassegni per € 14.610.697.

Ricavi per area geografica

I ricavi per area geografica sono così dettagliati:

Area	Vendite
Italia	55.219.708
UE *extra* Italia	19.218.972
Extra UE	10.005.541
	84.444.221

Per quanto riguarda l'andamento dei ricavi si rimanda ai commenti nella Relazione sulla Gestione.

I ricavi diversi sono così composti:

Vendite diverse	1.029.785
Vendita materiale e servizi promo / pubblicitari	4.185.881
Proventi immobiliari	853.453
Royalty	981.662
Servizi intrasocietari	11.070.140
Plusvalenze da alienazione immobilizzazioni	8.650
Recupero spese di lavorazioni e di personale	21.234
Recupero spese doganali	98.733
Recupero spese di trasporto	115.203
Ricavi e proventi diversi	900.435
	19.265.176

Le vendite diverse sono riferite a cessioni di bancali, materiale di confezionamento e sussidiario.
Tra i ricavi e proventi diversi si individuano proventi per rimborsi di prelievi agricoli per € 389.380 e riaddebiti di varia natura alle società del Gruppo per € 422.022.
I ricavi per servizi intrasocietari sono conseguiti a fronte della prestazione di servizi generali, amministrativi, finanziari e di *marketing*, svolta da parte della Società nei confronti delle controllate del Gruppo.

B) Costi della produzione

Saldo al 31 dicembre 2002	88.820.047
Saldo al 31 dicembre 2001	95.882.653
Variazioni	**-7.062.606**

Descrizione	31 dicembre 2002	31 dicembre 2001	Variazioni
Materie prime, sussidiarie e merci	53.298.345	51.287.050	2.011.295
Servizi	10.707.111	19.429.603	-8.722.492
Godimento di beni di terzi	4.071.159	4.056.451	14.708
Salari e stipendi	10.744.670	10.257.970	486.700
Oneri sociali	3.485.147	3.355.871	129.276
Trattamento di fine rapporto	725.176	709.176	16.000
Altri costi del personale	490.704	888.282	-397.578
Ammortamento immobilizzazioni immateriali	1.737.839	1.983.775	-245.936
Ammortamento immobilizzazioni materiali	2.274.151	1.980.013	294.138
Accantonamento per rischi su crediti	11.440		11.440
Accantonamento per rischi	350.671	134.557	216.114
Variazione rimanenze	35.567	521.918	-486.351
Oneri diversi di gestione	888.067	1.277.987	-389.920
	88.820.047	**95.882.653**	**-7.062.606**

Costi per servizi
La voce comprende costi per manutenzioni per € 1.551.636, costi per consulenze per € 716.669, spese di trasporto per € 475.245, utenze per € 1.529.751, costi relativi ai servizi informativi per € 597.154, compensi ad amministratori e sindaci e altri costi correlati alle cariche per € 2.382.343, nonché costi legati all'attività produttiva e amministrativa per € 3.454.313.

Costi godimento beni di terzi
Si evidenziano il canone *leasing* per gli immobili di Via Filippo Turati 25 e 27, Milano e di Via Bonaventura Cavalieri 4, Milano per € 3.505.125, canoni di noleggio autovetture per € 381.182 e noleggi di natura diversa e royalty per € 184.852.

Costi per il personale
La voce comprende l'intera spesa per il personale dipendente ivi compreso i miglioramenti di merito, bonus di produzione, passaggi di categoria, costo delle ferie non godute e accantonamenti di legge e contratti collettivi.

Ammortamento delle immobilizzazioni materiali
Per quanto concerne gli ammortamenti si specifica che gli stessi sono stati calcolati sulla base della durata utile del cespite a quote costanti e del suo sfruttamento nella fase produttiva e le aliquote utilizzate coincidono con quelle ammesse dalle normative fiscale vigenti come sotto specificato:

Fabbricati	3%
Serbatoi	10%
Impianti	10%
Costruzioni leggere	10%
Mobilio	12%
Macchine Ufficio	12%
Attrezzatura minuta	20%
Macchine elettroniche	20%
Automezzi	20%
Autovetture	25%

Nell'esercizio sono stati stanziati ammortamenti anticipati, esclusivamente in applicazione di norme tributarie, come già commentato nella voce Patrimonio Netto.

Accantonamento per rischi su crediti

Si rileva che sono stati accantonati gli interessi moratori, in ottemperanza al disposto del D.Lgs. 231 del 9 ottobre 2002.

Oneri diversi di gestione

Come da specifica sottostante:

Imposte e tasse deducibili	100.446
Imposte e tasse indeducibili	307.362
Minusvalenze	1.590
Spese gestione immobili affittati	12.865
Oneri di utilità sociale	52.021
Quote associative	54.219
Giornali, riviste, pubblicazioni	77.942
Spese di rappresentanza	66.043
Contributo Conai su acquisti	94.095
Oneri diversi	121.484
	888.067

C) Proventi e oneri finanziari

Saldo al 31 dicembre 2002	103.870.818
Saldo al 31 dicembre 2001	23.889.232
Variazioni	**79.981.586**

Descrizione	31 dicembre 2002	31 dicembre 2001	Variazioni
Proventi da partecipazioni			
Dividendi da imprese controllate	106.513.909	30.000.000	76.513.909
	106.513.909	**30.000.000**	**76.513.909**
Altri			
Dividendi da altre imprese	3.415	2.939	476
Credito d'imposta su dividendi altre imprese	1.921	1.726	195
	5.336	**4.665**	**671**
Totale	**106.519.245**	**30.004.665**	**76.514.580**

Descrizione	31 dicembre 2002	31 dicembre 2001	Variazioni
Proventi diversi dai precedenti			
Da controllate			
- Interessi su tesoreria accentrata	1.122.978	851.661	271.317
	1.122.978	**851.661**	**271.317**
Da altri			
- Interessi su depositi a termine	27.597	552.298	-524.701
- Altri proventi finanziari	12.423	13.798	-1.375
- Interessi attivi su crediti verso clienti	11.440	0	11.440
- Interessi attivi diversi	36.994	183.611	-146.617
- Interessi bancari e postali	41.613	133.555	-91.942
- Utili su cambi commerciali	22.579	124.754	-102.175
- Utili su cambi finanziari	2.540.089	22.586	2.517.503
	2.692.735	**1.030.602**	**1.662.133**
Totale	**3.815.713**	**1.882.263**	**1.933.450**

Descrizione	31 dicembre 2002	31 dicembre 2001	Variazioni
Interessi e altri oneri finanziari			
Verso controllate			
- Interessi su tesoreria accentrata	2.247.365	1.699.175	548.190
	2.247.365	**1.699.175**	**548.190**
Verso altri			
- Interessi passivi su finanziamenti	3.861.749	2.766.669	1.095.080
- Interessi passivi bancari	244.216	78.731	165.485
- Perdite su cambi commerciali	18.389	90.538	-72.149
- Perdite su cambi finanziari	65.173	3.198.279	-3.133.106
- Altri	27.248	164.304	-137.056
	4.216.775	**6.298.521**	**-2.081.746**
Totale	**6.464.140**	**7.997.696**	**-1.533.556**

L'andamento favorevole dei mercati monetari ha consentito di chiudere le linee di finanziamento in US$, accese nel corso del 2001, a un rapporto di cambio prossimo a quello di accensione, il che ha permesso di recuperare, con un utile pari a € 2.540.073, la perdita non realizzata iscritta sulla stessa posizione al termine dello scorso esercizio.

E) Proventi e oneri straordinari

Saldo al 31 dicembre 2002	17.749.799
Saldo al 31 dicembre 2001	7.142.998
Variazioni	**10.606.801**

Descrizione	31 dicembre 2002
Sopravvenienze attive	17.303.281
Plusvalenze su alienazioni di immobili	480.676
Proventi straordinari	5.366.491
	23.150.448
Sopravvenienze passive	196.564
Minusvalenze su immobilizzazioni materiali	4.085
Oneri per ristrutturazione industriale	5.200.000
	5.400.649
	17.749.799

Le sopravvenienze attive includono per € 15.105.397 lo storno del fondo imposte a seguito dell'adesione alla chiusura delle liti pendenti e al condono fiscale ex Lege 289/2002, precedentemente commentato.

I proventi straordinari derivano dall'operazione di riduzione di capitale sociale da parte della controllata Campari Holding S.A., precedentemente descritta nella voce partecipazioni.
Gli oneri straordinari per ristrutturazione industriale afferiscono l'iscrizione al relativo fondo, precedentemente commentato.

Imposte sul reddito d'esercizio

Saldo al 31 dicembre 2002	1.373.339
Saldo al 31 dicembre 2001	2.723.731
Variazioni	**-1.350.392**

La riconciliazione tra onere fiscale da bilancio ed onere fiscale teorico è dettagliata nell'allegato n. 4 della Nota Integrativa.

Altre informazioni
Ai sensi di legge si evidenziano i compensi complessivi spettanti agli amministratori e ai membri del Collegio sindacale per gli incarichi svolti nella capogruppo.

Restano ancora da pagare compensi agli amministratori per € 87.500.

Amministratori	1.994.033
Collegio sindacale	258.084

Il presente bilancio, composto da Stato patrimoniale, Conto Economico e Nota Integrativa, rappresenta in modo veritiero e corretto la situazione patrimoniale e finanziaria nonché il risultato economico dell'esercizio e corrisponde alle risultanze delle scritture contabili.

Infine è opportuno rilevare che non esistono altre passività note di qualsivoglia natura, oltre a quanto già commentato nella presente Nota Integrativa.

Presidente del Consiglio di Amministrazione
Luca Garavoglia

Allegato 1

rese controllate		Valuta	Capitale sociale in valuta	Percentuale partecipazione		Patrimonio netto al 31 dicembre 2002 in €	Quota patrimonio netto posseduta	Utile / Perdita al 31 dicembre 2002 in €	Quota Utile/Perdita posseduto	Valore di bilancio	Differenza tra valore di bilancio e patrimonio netto posseduto
enominazione	Sede			Diretta	Indiretta						
asil Ltda.	Barueri	BRC	243.202.100	100		66.049.714	66.049.714	-4.705.562	-4.705.562	114.737.986	48.688.272
g B.V.	Amsterdam	€	15.015.000	100		111.752.649	111.752.649	11.544.157	11.544.157	119.024.335	7.271.686
ce Teoranta	Dublino	€	1.000.000	100		57.319.700	57.319.700	1.693.652	1.693.652	51.293.054	-6.026.646
	Funchal	€	5.000	100		1.349.259	1.349.259	1.082.473	1.082.473	5.000	-1.344.259
	Wilmington	US$	115.450.000	100		122.652.276	122.652.276	10.689.288	10.689.288	153.823.802	31.171.526
eiz A.G.	Zug	CHF	2.000.000	100		65.515.632	65.515.632	3.016.076	3.016.076	551.796	-64.963.836
.C	Wilmington USA (sede operativa San Francisco, USA)	US$	15.348.729		58,9	3.430.467	2.020.545	37.662.813	22.183.397		
schland Gmbh	Monaco	€	5.200.000		100	6.769.862	6.769.862	1.448.263	1.448.263		
S.p.A.	Milano	€	61.000.000		100	165.098.282	165.098.282	23.945.774	23.945.774		
S.p.A.	Milano	€	1.220.076		100	17.203.168	17.203.168	7.965.918	7.965.918		
ano & C.ia S.p.A.	Milano	€	1.200.000		100	37.985.283	37.985.283	1.038.953	1.038.953		
-	Milano	€	104.000		100	1.248.871	1.248.871	120.525	120.525		
.A.	Cagliari (sede operativa: Alghero)	€	3.276.000		100	14.646.254	14.646.254	1.429.409	1.429.409		
Mosca S.p.A.	Alghero	€	13.838.916		77,62	28.271.197	21.944.103	1.934.439	1.501.512		
& Mosca Winery Co. Ltd.	Pingdu City, Qingdao (Cina)	US$	3.000.000		72,71	2.248.729	1.634.976	-344.613	-250.557		
u Domaine de la Margue	Saint Gilles	€	4.793.184		77,62	3.653.430	2.835.792	-365.782	-283.920		
	Bruxelles	€	613.600		100	1.420.136	1.420.136	1.432.017	1.432.017		
e S.A.	Nanterre	€	2.300.000		100	4.067.998	4.067.998	1.079.790	1.079.790		
ational S.A.M.	Monaco	€	155.000		100	104.013.483	104.013.483	3.820.659	3.820.659		
olding B.V.	Amsterdam	€	10.465.000		100	62.895.465	62.895.465	336.451	336.451		
	Amsterdam	€	2.000.000		75	24.971.246	18.728.435	-289.846	-217.385		
ros. A.E.B.E.	Argiropoulis, Attika	€	325.500		75	1.030.211	772.658	444.412	333.309		
	Montevideo	URP	175.000		100	377.052	377.052	-42.049	-42.049		
										439.435.973	

Allegato 2

e collegate		Valuta	Capitale sociale	Percentuale partecipazione		Patrimonio netto al 31 dicembre 2002	Quota patrimonio netto posseduta	Utile / Perdita al 31 dicembre 2002	Quota Utile / Perdita posseduta	Valore di bilancio	Differenza tra valore di bilancio e patrimonio netto posseduto
ninazione	Sede		In valuta	Diretta	Indiretta	in €		in €			
ciati S.r.l.	Milano	€	10.400		40	281.905	112.762	193.179	77.272		
.	Bruxelles	€	464.808		33,3	782.040	260.419	283.242	94.320		
arques V.o.f.	Harleem	€	210.000		33,3	1.390.219	462.943	1.180.219	393.013		
l. (*)	Stirling	GBP	100		50	1.638	819	1.538	769		
imentare S.r.l.	Alghero	€	10.329		25	10.522	2.630	-3.111	-778		
										0	

ontrollo congiunto

Allegato 3

Davide Campari-Milano S.p.A.

Rendiconti dei flussi di cassa

Per l'esercizio chiuso al 31 dicembre 2002

Valori espressi in unità di €	**Dicembre 2002**
Flusso di cassa da attività operative	
Utile netto dell'esercizio	134.269.966
Rettifiche per riconciliare l'utile netto al flusso di cassa generato (utilizzato) dalle attività operative	
Imposte anticipate e differite	(1.782.296)
Ammortamenti	4.011.989
Accantonamenti per fondo TFR	703.946
Accantonamento fondo svalutazione crediti	0
Accantonamenti per rischi	5.550.671
(Utilizzo fondo rischi e fondo imposte)	(17.093.077)
(Utili) perdite su vendite di immobilizzazioni e partecipazioni	495.001
Pagamenti del fondo TFR	(453.941)
Variazione netta del credito d'imposta per acconto TFR	44.725
Variazioni nelle attività e passività operative	
Crediti verso clienti	153
Rimanenze	902.229
Crediti verso controllate (a eccezione dei rapporti di tesoreria)	(1.282.086)
Altri crediti	(2.323.275)
Ratei e risconti attivi	969.268
Ratei e risconti passivi	96.788
Debiti verso fornitori	(1.079.402)
Debiti verso controllate (a eccezione dei rapporti di tesoreria)	36.538.506
Altri debiti	(326.943)
Flusso di cassa generato (utilizzato) dalle attività operative	**159.242.222**

Flusso di cassa da attività di investimento	
Acquisti immobilizzazioni materiali	(1.837.187)
Cessioni immobilizzazioni materiali	(113.117)
Acquisti immobilizzazioni immateriali	(1.108.150)
Cessioni immobilizzazioni immateriali	-
Acquisti partecipazioni	(120.523.802)
Cessioni partecipazioni	3.586.677
Acquisti azioni proprie	-
Cessioni azioni proprie	-
Depositi a termine	-
Flusso di cassa generato da attività di investimento	**(119.995.579)**
Flusso di cassa da attività di finanziamento	
Variazione netta dei debiti finanziari a breve termine	14.879.658
Variazione netta dei rapporti di tesoreria con le controllate	(28.945.789)
Pagamento dividendi	(24.675.200)
Flusso di cassa utilizzato da attività di finanziamento	**(38.741.331)**
Aumento (diminuzione) delle disponibilità liquide	**505.312**
Disponibilità liquide all'inizio dell'esercizio	**526.957**
Disponibilità liquide alla fine dell'esercizio	**1.032.269**

Davide Campari-Milano S.p.A. | **Bilancio al 31 dicembre 2002** | Allegato 4

Riconciliazione tra onere fiscale teorico e onere fiscale da bilancio

Variazioni fiscali	IRPEG		IRAP	
Risultato *ante* imposte		135.643.305		29.479.826
Onere fiscale teorico	36%	48.831.590	4,25%	1.252.893
Differenze temporanee tassabili in esercizi successivi		-677.091		-677.091
Ammortamenti anticipati articolo 67 T.U.I.R.	677.091		677.091	
Differenze temporanee deducibili in esercizi successivi		5.702.312		414.812
Imposte deducibili per cassa - di competenza dell'esercizio	0		0	
Costi deducibili per cassa (amministratori - revisione)	130.873		43.373	
Accantonamenti ai fondi	5.550.671		350.671	
Quota spese rappresentanza	20.768		20.768	
Rigiro delle partite temporanee da esercizi precedenti		160.198		52.613
Componenti di esercizi precedenti tassati nel corrente esercizio:				
reversal plusvalenze rateizzate in esercizi precedenti	619.043		511.458	
recupero ammortamenti anticipati esercizi precedenti	100.172		100.172	
Componenti di esercizi precedenti dedotti nel corrente esercizio:				
Utilizzo di fondi	188.683		188.683	
INVIM decennale	3.481		3.481	
Recupero costi deducibili per cassa	346.667		346.667	
Recupero quota spese rappresentanza	20.186		20.186	
Altro	0		0	
Differenze permanenti		-115.960.588		4.020.761
Componenti non deducibili	2.650.266		5.192.967	
Componenti non tassate	52.576		1.172.206	
Storno fondo imposte per condono *ex* L. 289/2002	17.043.078		0	
Detassazione Tremonti formazione	43.784		0	
Dividendi ricevuti (non tassati)	101.471.416		0	
Totale Differenze Temporanee e Permanenti		-110.775.169		3.811.095
Imponibile fiscale		24.868.136		33.290.921
Agevolazione DIT	7%		4,25%	
Onere fiscale effettivo - imposte correnti dell'esercizio		1.740.770		1.414.864
Riepilogo riconciliazione onere fiscale teorico ed effettivo				
Risultato *ante* imposte		**135.643.305**		**29.479.826**
Onere fiscale teorico ad aliquota piena	36%	**48.831.590**	4,25%	**1.252.893**
Onere fiscale teorico ad aliquota agevolata DIT	7%	**9.495.031**		
Effetto da beneficio DIT		**39.336.558**		
Onere fiscale effettivo - imposte correnti dell'esercizio		**1.740.770**		**1.414.864**

NSI CORRISPOSTI AGLI AMMINISTRATORI, AI SINDACI ED AI DIRETTORI GENERALI IN TUTTE LE SOCIETA' DEL GRUPPO

Allegato 5

SOGGETTO	DESCRIZIONE CARICA			COMPENSI				
Nome e cognome	Carica ricoperta	Periodo per cui è stata ricoperta la carica	Scadenza della carica	Emolumenti per la carica nella Società che redige il bilancio	Benefici non monetari	Bonus ed altri incentivi	Altri compensi	TOTALI
ARAVOGLIA	Presidente	01/01/02-31/12/02	appr. bilancio 2003	745.000,00		100.000,00		845.000,00
BOETTGER	Amministratore Delegato	01/01/02-31/12/02	appr. bilancio 2003	151.000,00		120.000,00	280.122,58	551.122,58
PERELLI CIPPO	Amministratore Delegato	01/01/02-31/12/02	appr. bilancio 2003	541.000,00			683.129,61	1.224.129,61
O SACCARDI	Amministratore Delegato	01/01/02-31/12/02	appr. bilancio 2003	56.200,00	4.994,36	80.000,00	129.763,22	270.957,58
CAMPANINI BONOMI	Consigliere	04/03/02-31/12/02	appr. bilancio 2003	20.833,33			625,00	21.458,33
D'ASTA	Consigliere	01/05/02-31/12/02	appr. bilancio 2003	16.666,67	1.374,66		74.925,60	92.966,93
FERRERO	Consigliere + Comitato Audit	01/01/02-31/12/02	appr. bilancio 2003	37.500,00				37.500,00
NI RUBBOLI	Consigliere + Comitato Audit + Comitato Nomine	01/01/02-31/12/02	appr. bilancio 2003	50.000,00				50.000,00
GRANDE STEVENS	Consigliere + Comitato Nomine	01/01/02-31/12/02	appr. bilancio 2003	37.500,00			558.569,00	596.069,00
MARCHESINI	Consigliere	01/01/02-31/12/02	appr. bilancio 2003	25.000,00	4.835,79	70.000,00	121.883,49	221.719,28
RUGGIERO	Consigliere + Comitato Nomine	04/03/02-31/12/03	appr. bilancio 2003	29.166,66				29.166,66
ZO VISONE	Consigliere	01/01/02-31/12/02	appr. bilancio 2003	25.000,00		95.000,00	208.800,00	328.800,00
VITALE	Consigliere + Comitato Audit	01/01/02-31/12/02	appr. bilancio 2003	37.500,00				37.500,00
MACHIEL ZONDERVAN	Consigliere	01/01/02-31/12/02	appr. bilancio 2003	25.000,00				25.000,00
ZO CAIANIELLO	Consigliere + Comitato Nomine	01/01/02-26/04/02	cessato	12.500,00				12.500,00
ARNAAT	Consigliere	01/01/02-04/03/02	cessato	2.083,33				2.083,33
S JOHANNES KRAMER	Consigliere	01/01/02-04/03/03	cessato	2.083,33				2.083,33
AMMINISTRATORI				**1.814.033,32**				**4.348.056,63**

O TRACANELLA	Presidente Collegio Sindacale	01/01/02-31/12/02	appr. bilancio 2003	110.371,38				110.371,38
OI PACO	Sindaco Effettivo	01/01/02-31/12/02	appr. bilancio 2003	73.443,17				73.443,17
O ORTOLANI	Sindaco Effettivo	01/01/02-31/12/02	appr. bilancio 2003	74.269,50			53.738,43	128.007,93
SINDACI				**258.084,05**				**311.822,48**
GENERALI				**2.072.117,37**	**11.204,81**	**465.000,00**	**2.111.556,93**	**4.659.879,11**

Stock option attribuite agli amministratori e ai direttori generali

Allegato 6

me	Carica ricoperta	Opzioni detenute all'inizio dell'esercizio			Opzioni assegnate nel corso dell'esercizio			Opzioni esercitate nel corso dell'esercizio			Opzioni scadute nell'esercizio	Opzioni detenute alla fine dell'esercizio		
		Numero opzioni	Prezzo medio di esercizio	Scadenza media	Numero opzioni	Prezzo medio di esercizio	Scadenza media	Numero opzioni	Prezzo medio di esercizio	Scadenza media	Numero opzioni	Numero opzioni	Prezzo medio di esercizio	Scadenza media
	Presidente	161.290	€ 31,00	30 giugno 2006								161.290	€ 31,00	30 giugno 2006
-	Amministratore Delegato	241.935	€ 31,00	30 giugno 2006								241.935	€ 31,00	30 giugno 2006
	Amministratore Delegato	80.645	€ 31,00	30 giugno 2006								80.645	€ 31,00	30 giugno 2006
li	Amministratore Delegato	48.387	€ 31,00	30 giugno 2006								48.387	€ 31,00	30 giugno 2006
ni	Amministratore	48.387	€ 31,00	30 giugno 2006								48.387	€ 31,00	30 giugno 2006
e	Amministratore	48.387	€ 31,00	30 giugno 2006								48.387	€ 31,00	30 giugno 2006

Davide Campari-Milano S.p.A.
Sede in Via Filippo Turati 27, 20121 Milano
Capitale Sociale € 29.040.000 interamente versato
Codice fiscale e Registro Imprese 06672120158
REA 1112227

Relazione sulla gestione al 31 dicembre 2002

Signori Azionisti,
il bilancio dell'esercizio 2002, che sottoponiamo alla Vostra approvazione, evidenzia un utile pari a € 134.269.966, dopo accantonamenti per imposte per € 1.373.339, ammortamenti e svalutazione per € 4.011.990 e accantonamenti a fondi rischi per € 362.111, rispetto a un utile di € 32.410.739 realizzato nell'esercizio precedente.
I dati economici più significativi del 2002, espressi in € e confrontati con quelli dell'esercizio precedente, sono di seguito riportati:

	31 dicembre 2002	31 dicembre 2001
Valore della produzione	102.842.735	99.984.893
Costi della produzione	88.820.047	95.882.653
Differenza tra valore e costi della produzione	14.022.688	4.102.240
Totale proventi e oneri finanziari	103.870.818	23.889.232
Totale delle partite straordinarie	17.749.799	7.142.998
Risultato prima delle imposte	135.643.305	35.134.470
Imposte sul reddito d'esercizio	1.373.339	2.723.731
Risultato di esercizio	134.269.966	32.410.739

Per una migliore comprensione dell'evoluzione dell'andamento aziendale, si riportano le principali componenti della struttura patrimoniale, espresse in €, relative agli ultimi due esercizi:

	31 dicembre 2002	31 dicembre 2001
Totale immobilizzazioni	487.406.328	371.962.465
Totale attivo circolante	66.721.593	30.142.734
Totale ratei e risconti	3.364.037	4.333.305
Totale attivo	557.491.958	406.438.504
Totale patrimonio netto	348.590.063	238.995.297
Totale fondi per rischi e oneri	6.345.796	18.385.742
Trattamento Fine Rapporto	5.450.244	5.200.239
Totale debiti	196.968.595	143.816.754
Totale ratei e risconti	137.260	40.472
Totale passivo	557.491.958	406.438.504

La posizione finanziaria netta al 31 dicembre 2002, espressa in € e raffrontata con quella dell'esercizio precedente, viene di seguito evidenziata:

	31 dicembre 2002	31 dicembre 2001
Cassa e disponibilità presso banche	1.032.269	526.958
Indebitamento verso banche	(118.434.569)	(103.554.911)
Saldo crediti e debiti finanziari *intercompany*	(22.794.026)	(16.739.817)
Posizione finanziaria netta	(140.196.326)	(119.767.770)

Scenario economico di riferimento

L'anno 2002 si è chiuso in una situazione di congiuntura internazionale particolarmente incerta, determinata dal combinato effetto del rallentamento dell'economia americana, della mancata ripresa dell'economia europea, nonché dell'aggravarsi della crisi mediorientale.
Tale generale stato di precarietà ha determinato, nei mercati finanziari, una situazione di sofferenza e di volatilità estrema dei corsi.
L'economia italiana nel 2002 ha evidenziato un andamento in linea con la media europea, registrando un tasso di crescita del PIL modesto e pari al 0,4%; hanno influito in senso negativo, nel corso dell'esercizio, oltre ai fattori internazionali di cui sopra, anche la grave crisi dell'industria automobilistica nazionale e le difficoltà incontrate dal sistema bancario italiano, settori di assoluto rilievo dell'ambito della nostra economia, nonché, più in generale, l'effetto sui prezzi generato dall'introduzione del € e dall'aumento del prezzo del petrolio.
Il ristagno della domanda interna e il declino della componente estera, hanno portato quindi a una decelerazione della produzione industriale, che ha registrato una contrazione del 2,1%, dopo un 2001 già negativo.
Nel brevissimo termine il deterioramento del clima di fiducia di famiglie e imprese, che appare ai livelli minimi dall'inizio del 2002, determinano una temporanea ma oggettiva difficoltà di avvio dell'auspicabile ripresa.
L'inflazione reale, così come misurata dall'ISTAT, si è attestata a fine anno al 2,5%, al contrario quella percepita dai consumatori è apparsa a livelli ben più sostenuti, con evidenti effetti sulla propensione ai consumi.
Nella prima fase del 2003, l'economia mondiale sembra avviata verso una moderata ripresa, sempre comunque caratterizzata da grande instabilità e incertezza, perlopiù alimentata dalle vicende mediorientali.

Il mercato delle bevande

Anche nel 2002 il mercato internazionale degli *spirit* ha registrato un andamento positivo, con una crescita delle vendite pari a circa il 4,5%, che include una crescita dei volumi stimabile in circa il 2%.
Questa tendenza positiva è attribuibile a più ragioni, tra cui i consistenti investimenti pubblicitari a supporto della forza e riconoscibilità dei marchi sui mercati internazionali; una maggiore focalizzazione sui *core brand* da parte degli operatori *leader* di mercato; un progressivo spostamento dei consumi verso prodotti cosiddetti *premium*; un favorevole andamento demografico, con particolare riferimento agli Stati Uniti; e infine un elevato grado di innovazione di prodotto, con particolare riferimento all'introduzione dei *ready to drink (RTD)*, l'ultima tendenza che ha rivoluzionato le abitudini soprattutto dei consumatori più giovani.
Analizzando le tendenze nei principali mercati di riferimento del Gruppo Campari, nei mercati europei le vendite di *spirits* sono cresciute di circa il 1 -1,5% in valore, ma sono diminuite del 1% in volume.
Questo andamento è principalmente attribuibile alla performance particolarmente debole della Germania, che rappresenta circa il 27% dei consumi di *spirit* in Europa e che ha registrato un declino dei volumi del 3% in media negli ultimi 5 anni.
Negli altri principali mercati europei, inclusi Italia, Francia, Spagna e UK, i volumi si sono mantenuti pressoché costanti. In termini di categorie di prodotto, si è verificato un aumento dei consumi di prodotti internazionali e importati, che hanno beneficiato di consistenti investimenti pubblicitari, a scapito delle marche locali e regionali.
Le categorie che hanno maggiormente beneficiato di questo fenomeno sono state la *vodka* e il *whisky*.
Anche il mercato dei *RTD* ha rappresentato un'importante opportunità di sviluppo per i maggiori *player*, avendo registrato tassi di crescita esponenziali in tutti i paesi europei in cui sono stati introdotti, inclusa l'Italia dove il Gruppo è entrato in modo preponderante con il lancio di Campari Mixx.
Relativamente al mercato nordamericano, si stima che nel 2002 i volumi degli *spirit* siano cresciuti complessivamente del 2%.
Se si includono i volumi relativi ai *RTD*, dove il Gruppo Campari si classifica al secondo posto con SKYY Blue, la crescita nel 2002 sale al 4,5%.
In termini di categorie di prodotto, il segmento della *vodka*, in cui il Gruppo è presente con SKYY Vodka, una delle marche *leader* nella fascia *premium* del mercato, si conferma come uno dei comparti più dinamici, insieme alla categoria del *rum*, avendo registrato una crescita di circa il 3% nel 2002.
Infine, con riferimento al Brasile, uno dei mercati più importanti in termini di volumi e vendite di *spirit* per il Gruppo Campari, occorre precisare che a differenza di quanto verificatosi nei paesi occidentali, il difficile contesto economico, caratterizzato anche da una consistente svalutazione della moneta locale, ha favorito il progressivo spostamento dei consumi dai prodotti importati verso i prodotti locali.
Di tale fenomeno ha beneficiato il Gruppo Campari che ha in tal modo ulteriormente rafforzato la sua posizione quale primo operatore internazionale nel mercato brasiliano degli *spirit*, con ruolo di *leadership* ... dei *brandy* e degli *admix whiskies*

Fonte: stime ed elaborazioni di *broker* finanziario su dati di settore (Impact, Canadean, IWSR).

Davide Campari- Milano S.p.A.

La Società svolge un'attività di produzione di bevande alcoliche, detenzione e coordinamento operativo e finanziario delle partecipazioni e, tramite le controllate, di produzione e commercializzazione di bevande alcoliche e analcoliche, nonché di vini, spumanti e *vermouth*, nei mercati nazionale ed internazionali.
La commercializzazione dei prodotti del Gruppo, nell'ottica di una più efficace integrazione e ottimizzazione delle sinergie nella penetrazione dei mercati, rimane in capo alle società commerciali, Campari Italia S.p.A. e S.A.M.O. S.p.A. per il mercato nazionale e Campari International S.A.M. per quello internazionale.
Durante l'esercizio 2002 la Società ha svolto la propria attività avvalendosi di 281 dipendenti, nella sede di Via Filippo Turati a Milano e nello stabilimento di Sesto San Giovanni.

Eventi significativi dell'esercizio

Acquisizione di Skyy Spirits, LLC

Il 15 gennaio 2002 Redfire, Inc., direttamente controllata dalla Società, ha perfezionato l'acquisto di un'ulteriore partecipazione del 50% in Skyy Spirits, LLC, società con sede operativa a San Francisco, e già iscritta tra le partecipazioni di minoranza, divenendone quindi azionista di controllo con una partecipazione complessiva del 58,9%.
Il contratto prevede inoltre opzioni di acquisto da parte di Redire, Inc. e di vendita da parte dei detentori delle residue partecipazioni, negli esercizi futuri, a prezzi correlati ai risultati raggiunti nei prossimi esercizi.
La società acquisita distribuisce negli Stati Uniti oltre ai principali marchi propri (SKYY Vodka e SKYY Citrus), anche alcuni rilevanti marchi di terzi (tra i quali in particolare la *tequila 1800* e lo *Scotch Cutty Sark),* nonché *brand* del Gruppo Campari, tra cui Campari, Cinzano e Ouzo 12.
La società sviluppa direttamente l'attività commerciale e di *marketing* per i propri prodotti sul mercato statunitense, mentre l'attività di produzione è terzializzata, operando tuttavia la società uno stretto controllo di qualità sull'attività dei terzi contraenti.
Nel marzo 2002 è stato lanciato negli USA, in collaborazione con SABMiller, seconda *brewery* statunitense, SKYY Blue, un *ready to drink*, a supporto del quale sono stati stanziati importanti investimenti di *marketing.*
La Società ha effettuato un versamento un versamento soci in conto capitale di US$ 107,5 milioni, pari a € 120,5 milioni, nella controllata Redfire Inc., destinato da quest'ultima al pagamento del prezzo dell'operazione, pari a US$ 207,5 milioni (al cambio del closing € 235,4 milioni ca.).

Nuovo stabilimento di Novi Ligure

All'inizio del 2002 la controllata Campari-Crodo S.p.A. ha dato avvio ai lavori per la realizzazione di un nuovo stabilimento a Novi Ligure, edificato su una superficie complessiva di circa 200 mila metri quadrati e per il quale è previsto un investimento globale superiore a € 50 milioni.
Alla fine del 2002 le opere edili risultano essere sostanzialmente ultimate e, secondo quanto previsto nei piani iniziali, sono stati portati a termine complessivamente investimenti per circa € 34 milioni .
Novi Ligure, oltre ad avere un'ubicazione molto favorevole per quanto concerne l'aspetto logistico, rientra nella zona idonea alla produzione dello spumante Asti, di cui al relativo disciplinare. Il nuovo stabilimento, che rientra in un più ampio progetto di riorganizzazione dell'assetto industriale del Gruppo, in una prima fase verrà destinato alle produzioni degli spumanti e *vermouth Cinzano,* a tutt'oggi affidate interamente a terzi.
Successivamente, in un arco temporale compreso tra il 2003 ed il 2006, al fine di razionalizzare gli attuali processi di produzione e imbottigliamento, saranno progressivamente trasferite a Novi Ligure le produzioni oggi svolte presso gli stabilimenti di Sesto San Giovanni, della Società, e di Termoli, della controllata Campari Crodo S.p.A.

Private placement

Il 15 luglio 2002 la controllata Redfire Inc. ha concluso il collocamento sul mercato americano di *senior guaranteed notes* per un ammontare di US$ 170 milioni, con l'obiettivo di rifinanziare il debito assunto per l'acquisizione del controllo di Skyy Spirits, LLC, di cui ai commenti sopra riportati.
La transazione, strutturata su tre *tranche* di US$ 20, 50 e 100 milioni, e con scadenze rispettivamente pari a 7 anni (vita media 5 anni), 10 anni (vita media 7,5 anni) e 10 anni "*bullet*", ha una cedola fissa per le tre *tranche* pari rispettivamente al 5,67%, 6,17% e 6,49%.

Successivamente, è stata conclusa un'operazione di *swap* che ha trasformato, per le due prime *tranches*, tali tassi fissi in tassi variabili corrispondenti al tasso variabile 6 mesi US$ LIBOR maggiorato rispettivamente di uno *spread* di circa 86 e 87 *basis point*; per la *tranche* di US$ 100 milioni con scadenza 10 anni *bullet*, attraverso operazioni sul mercato dei tassi, si è provveduto ad abbassare il costo del finanziamento da 6,49% a 5,325%.

Campari Mixx
Nel corso dell'estate è stato lanciato *Campari Mixx*, nuovo prodotto a marchio *Campari* che si posiziona nel segmento dei *ready to drink*.
Campari Mixx è una bevanda a base di *Campari*, a bassa gradazione alcolica (6,5% di alcol), dal sapore fruttato, prodotto in bottiglie da 275 ml, con un *packaging* di forte impatto estetico ed un'elevata riconoscibilità del *brand* Campari.
La categoria dei *ready to drink*, che in alcuni mercati, quali USA e UK, ha già raggiunto dimensioni rilevanti, evidenzia tassi di crescita estremamente interessanti in molti paesi.
Nel 2002 il lancio di *Campari Mixx*, sostenuto da consistenti investimenti pubblicitari e promozionali, è stato realizzato sul mercato italiano e su quello svizzero.
Per il 2003 è previsto un allargamento distributivo tramite il lancio del prodotto in nuovi mercati.
In tal senso, nel marzo 2003 la controllata Campari International S.A.M. ha finalizzato due importanti contratti per la commercializzazione di *Campari Mixx* in Germania e in Austria.

Riduzione del capitale di Campari Holding S.A. e successiva fusione in Campari Schweiz A.G.
Il 27 giugno 2002 la controllata diretta Campari Holding S.A. è stata fusa nella Campari Schweiz A.G.
L'operazione è stata eseguita mediante l'annullamento di 13.000 delle 15.000 azioni in circolazione per un valore nominale di CHF 1.000 e corrispondente rimborso al socio.
Dall'operazione di rimborso del capitale in esubero è derivato un utile, pari a € 5,4 milioni, generatosi dalla differenza tra il cambio corrente del giorno dell'operazione ed il cambio storico, al quale la partecipazione, valutata al costo, era iscritta.

Investimenti in sistemi informatici
Per quanto riguarda i sistemi informatici, è stata perfezionata l'implementazione del *software* applicativo CRM, *Customer Relationship Management*, volto all'ottimizzazione del flusso delle informazioni commerciali.
Sono stati avviati inoltre diversi progetti volti all'integrazione informatica delle diverse realtà facenti parte del Gruppo, incluse quelle recentemente acquisite, al fine di ottimizzare il trattamento e la condivisione delle informazioni utili alla gestione delle complesse attività.

Andamento del titolo
Nel corso del 2002, il titolo Campari ha registrato un incremento in termini assoluti del 13.8% rispetto al prezzo di chiusura al 31 dicembre 2001 e una performance relativa positiva del 37.3% rispetto all'indice di mercato (Mibtel), del 32.4% rispetto all'indice relativo alle società di media capitalizzazione (Midex) e del 28.3% rispetto all'indice di settore (Dow Jones STOXX 600 Food & Beverage).
La trattazione al Mercato Telematico Azionario delle azioni Campari ha raggiunto un controvalore medio giornaliero di € 1,7 milioni, un volume medio giornaliero di 53.093 azioni e un volume di scambi complessivo pari al 46.1% del totale delle azioni componenti il capitale sociale.

Al 31 dicembre 2002 la capitalizzazione di borsa risulta pari a € 871,2 milioni.

Dati azionari	2002	2001
Prezzo di collocamento (€)		31,00
Prezzo al 31 dicembre 2002 (€)	30,00	26,37
Prezzo massimo (€)	37,77	31,00
Prezzo minimo (€)	25,28	21,84

Prezzo medio (€)	31,63	27,16
Capitalizzazione borsistica al 31 dicembre 2002 (€ migliaia)	871.200	765.785
Volumi medi scambiati (numero di azioni)	53.093	72.375
Controvalore medio giornaliero	1.695	2.066

Fonte: Bloomberg

I risultati economici

I risultati decisamente soddisfacenti conseguiti nell'esercizio hanno consentito alla Società di rafforzare la propria posizione nel mercato di riferimento.

Una più approfondita analisi del posizionamento e dell'evoluzione dei *brand* del Gruppo nei diversi mercati é rinviata alla Relazione sulla Gestione del Bilancio Consolidato nonché a quelle delle società commerciali del Gruppo.

Il risultato dell'esercizio, pari a € 134.269.966 mostra un significativo incremento rispetto all'utile dell'esercizio precedente, che fu di € 32.410.739, determinato in primo luogo da un importante miglioramento del risultato della gestione finanziaria e in secondo luogo da una minore, ma altrettanto soddisfacente, crescita del risultato della gestione corrente e straordinaria.

Per quanto riguarda la gestione operativa, hanno positivamente influito sul risultato complessivo, pari a € 14.022.688, sia l'aumento del valore della produzione che la flessione dei costi intervenuta.

Il valore della produzione, pari a € 102.842.735, mostra infatti una crescita rispetto all'esercizio precedente, sia per quanto attiene i ricavi caratteristici, che riflettono l'andamento positivo dei prodotti Campari, sia per quanto concerne i proventi diversi.

Relativamente ai costi di produzione, pari complessivamente a € 88.820.047, i costi di acquisto dei materiali di processo mostrano una crescita sostanzialmente in linea con i ricavi, mentre hanno registrato una significativa flessione, di € 8.722.492, i costi per servizi, principalmente attribuibile da un lato a minori spese per pubblicità, d'altro lato a minori oneri sostenuti per l'adeguamento della struttura organizzativa e sociale ai fini della quotazione, avvenuta nel 2001.

Per quanto concerne la gestione finanziaria, il cui risultato complessivo è di € 103.870.818, la società ha beneficiato di flussi di dividendi dalle controllate per € 106.519.245 e conseguito utili su cambi per € 2.540.089, recuperando pertanto la perdita non realizzata sulla posizione in US$ iscritta nel precedente bilancio.

A parziale riduzione dei significativi proventi conseguiti, il maggior indebitamento sia verso il sistema creditizio che verso le società controllate, precedentemente evidenziato, ha determinato un incremento degli oneri finanziari, che alla chiusura dell'esercizio ammontano a € 6.464.140.

Il totale delle partite straordinarie, complessivamente pari a € 17.749.799, è positivamente influenzato dall'imputazione a sopravvenienza attiva, per € 15.105.397, di parte del fondo imposte iscritto nei precedenti bilanci a fronte dei procedimenti fiscali in corso, stornato in seguito agli esiti delle controversie e alla decisione di avvalersi del condono fiscale *ex lege* 289/2002; ha inoltre caratterizzato la gestione straordinaria il provento di € 5.366.491 originato dal rimborso per esubero di parte del capitale sociale deliberato da Campari Holding SA, successivamente fusa nella sua controllata Campari Schweiz AG.

Per contro, tra gli oneri straordinari, è iscritto per € 5.200.000 l'accantonamento al fondo stanziato a fronte del piano di ristrutturazione industriale, precedentemente commentato, che prevede il trasferimento di alcune attività produttive al nuovo stabilimento di Novi Ligure, in fase di realizzazione.

Infine, si rileva una riduzione del carico fiscale, per gli effetti derivanti dalla minore aliquota IRPEG della quale ha beneficiato la Società, ai sensi dell'agevolazione prevista dal D. Lgs. 466 del 18 dicembre 1997, Dual Income Tax, spettante alle società neo-quotate.

Corporate Governance

Come più dettagliatamente commentato nella Relazione Annuale del Consiglio d'Amministrazione sulla *Corporate Governance*, in esecuzione del progetto di quotazione, la Società ha provveduto agli interventi necessari per adeguare lo statuto le procedure e il modello organizzativo alle raccomandazioni e alle regole di *Corporate Governance* delle società quotate in borsa tramite la nomina di un Comitato per il controllo interno ("Comitato Audit") e di un Comitato per la remunerazione e le nomine ("Comitato

Remunerazione e Nomine"), entrambi con funzioni consultive e propositive, costituiti e composti interamente da consiglieri indipendenti.
Il Consiglio d'Amministrazione, composto in parte da membri indipendenti e non esecutivi, viene convocato con periodicità almeno trimestrale per esaminare le operazioni di maggior rilievo effettuate dalla Società e l'attività svolta, nonché i risultati consuntivi "trimestrali", "semestrali" e annuali.
Al fine di un adeguato sistema di controllo interno, la Società si è dotata di una struttura di *Internal Auditing* di Gruppo, che esercita la propria vigilanza su tutte le società del Gruppo, in modo gerarchicamente indipendente dai responsabili delle aree operative, rispondendo direttamente al *Chief Executive Officer*, e riferendo almeno trimestralmente del proprio operato agli amministratori delegati, al Comitato Audit e al Collegio Sindacale.
Inoltre, la Società si è dotata di una procedura per il trattamento delle informazioni riservate, applicata da tutte le società del Gruppo, che definisce le informazioni da considerarsi *price sensitive*, le responsabilità interne per il trattamento di tali informazioni, le regole comportamentali cui devono attenersi coloro che ne vengano a conoscenza, nonché le procedure di divulgazione.
La procedura in questione si applica agli amministratori, sindaci e dipendenti della Società e di tutte le società controllate.
Allo scopo di recepire le più recenti raccomandazioni in materia di trasparenza informativa emanate da Borsa Italiana S.p.A., il Consiglio d'Amministrazione ha anche approvato il codice di comportamento sul *Insider Dealing*, che ha introdotto regole e limiti, per le persone "rilevanti", di effettuare operazioni sui titoli della Società nei periodi più critici, quali quelli che precedono l'annuncio dei risultati di bilancio e infrannuali, nonché l'attuazione di operazioni straordinarie.
Nel contempo la Società provvederà a sua volta, al termine di ciascun trimestre, a informarne il mercato.
Infine, la Società comunicherà tempestivamente al mercato le operazioni di importo significativo, ovvero eccedenti l'importo complessivo di € 250.000, effettuate nel corso del trimestre di riferimento.

Piano di *stock option* e azioni proprie

Già nel corso del 2001, la Società ha deliberato l'approvazione del piano quadro per la disciplina delle *stock option*, che prevede le modalità di attribuzione di opzioni per l'acquisto di azioni sia a soggetti legati da un rapporto di lavoro dipendente sia ad amministratori che a soggetti che rendono abitualmente prestazioni d'opera a favore di una o più società del Gruppo.
In generale i beneficiari ed il relativo numero di opzioni sono stati individuati dal Consiglio di Amministrazione su proposta del Comitato Remunerazioni e Nomine, tenendo conto della funzione e dell'importanza del ruolo rivestito nell'ambito del Gruppo, nonché dall'interesse della Società a graduarne l'incentivazione nell'ambito delle proprie strategie di sviluppo.
Il prezzo unitario di acquisto e/o sottoscrizione delle azioni è pari al prezzo di collocamento corrispondente a € 31, e rimarrà invariato per la tutta la durata del piano.
Le opzioni potranno essere esercitate dal giorno successivo alla scadenza del periodo di esercizio, che avrà decorrenza a partire dal 30 giugno 2006.
Non è ammesso l'esercizio parziale delle opzioni.
A tale scopo la Società ha acquistato al prezzo di collocamento, pari a € 31, 1.000.000 di azioni proprie, iscrivendo una riserva indisponibile di pari importo tra le poste di patrimonio netto.

Attività di ricerca e sviluppo

La Società ha svolto attività di ricerca e sviluppo esclusivamente legate all'ordinaria attività produttiva e commerciale; di conseguenza i relativi costi sono stati interamente spesati nell'esercizio.

Rapporti con le altre società del Gruppo

I rapporti con le società del Gruppo rientrano nell'abituale attività di coordinamento della controllante.
Le principali attività infragruppo, regolate a prezzi di mercato, si sono sviluppate attraverso rapporti contrattuali che in particolare hanno riguardato:

- ✓ gestione delle partecipazioni;
- ✓ regolazione dei flussi finanziari attraverso la tesoreria accentrata;
- ✓ coordinamento e condivisione di servizi generali, amministrativi e legali;
- ✓ coordinamento e assistenza relativi ai servizi informatici;
- ✓ accordi di natura commerciale.

Infatti, nell'ambito di una più efficace ed organica integrazione della struttura organizzativa, la Capogruppo fornisce alle società controllate italiane una serie di servizi nelle aree legale, amministrativa e finanziaria nonché risorse umane, gestione dei sistemi informativi, *marketing* e controllo di gestione, con l'obiettivo di conseguire importanti sinergie e ottimizzare gli *standard* operativi.
[illegible] controllante è in essere un contratto di locazione immobiliare regolato a prezzi di mercato.

Nessun rapporto é invece intervenuto con le società da questa controllate diverse dalle società del Gruppo Campari, con l'eccezione della cessione il 15 ottobre 2002 di un immobile a Roma.
Tuttavia, per un maggior dettaglio relativamente ai rapporti con le società del Gruppo si rinvia anche a quanto contenuto nella Nota Integrativa al Bilancio d'esercizio, nonché a quanto esplicitato nella Relazione sulla Gestione del bilancio consolidato.
Non sono state poste in essere operazioni che rivestano carattere di atipicità rispetto alla normale attività dell'impresa.
I rapporti espressi in conto economico con le società controllate, relativi a scambio di merci e prestazione di servizi, sono così sintetizzati:

Davide Campari-Milano S.p.A.	Importi in €
Campari-Crodo S.p.A.	5.256.006
Campari Italia S.p.A.	62.726.618
Francesco Cinzano & C.ia S.p.A.	940.993
S.A.M.O. S.p.a.	130.047
Sella & Mosca S.p.A.	259.359
Zedda Piras S.p.A.	110.945
Campari do Brasil Ltda	125.341
Campari Deutschland Gmbh	26.501
Campari France S.A.	- 11.035.790
Campari International S.A.M.	30.713.755
Campari Schweitz A.G.	10.410
N.Kaloyannis Bros A.E.B.E.	22.361
O-Dodeca B.V.	5.092
Skyy Spirits, LLC	43.255
Totali	89.431.670

I rapporti espressi in conto economico con la controllante e Società collegate sono:

Davide Campari-Milano S.p.A.	Importi in €
Alicros S.r.l.	60.633
Longhi & Associati S.r.l.	36.195

Possesso ed acquisto di azioni proprie e della controllante

La società possiede 1.000.000 di azioni proprie del valore nominale di € 1, la cui parte di capitale corrispondente é pari a € 1.000.000, il 3,4% del capitale sociale.
Tali azioni proprie sono da destinarsi al piano di stock option, come precedentemente illustrato.
Infine la Società non possiede e non ha posseduto nell'esercizio, né direttamente né indirettamente, azioni della società controllante.

Partecipazioni degli amministratori, dei sindaci e dei direttori generali

Nome e cognome	Società partecipata	Azioni possedute alla fine dell'esercizio precedente	Azioni acquistate	Azioni vendute	Azioni possedute alla fine dell'esercizio
Luca Garavoglia	Davide Campari-Milano S.p.A.	200 *	0	0	200
Vincenzo Caianiello	Davide Campari-Milano S.p.A.	0	0	0	0
Marco DI Paco	Davide Campari-Milano S.p.A.	0	0	0	0
Cesare Ferrero	Davide Campari-Milano S.p.A.	0	0	0	0

Geert Garnaat	Davide Campari-Milano S.p.A.	0	0	0	0
Franzo Grande Stevens	Davide Campari-Milano S.p.A.	0	0	0	0
Jörn Böttger	Davide Campari-Milano S.p.A.	500	0	0	500
Nicolaas J.M. Kramer	Davide Campari-Milano S.p.A.	0	0	0	0
Paolo Marchesini	Davide Campari-Milano S.p.A.	700	0	0	700
Antonio Ortolani	Davide Campari-Milano S.p.A.	800	700	700	800
Marco P. Perelli-Cippo	Davide Campari-Milano S.p.A.	6.500	10.000	6.500	10.000
Giovanni Rubboli	Davide Campari-Milano S.p.A.	0	0	0	0
Renato Ruggiero	Davide Campari-Milano S.p.A.	0	0	0	0
Stefano Saccardi	Davide Campari-Milano S.p.A.	700	400	0	1.100
Carlo Campanini Bonomi	Davide Campari-Milano S.p.A.	0	0	0	0
Matteo D'Asta	Davide Campari-Milano S.p.A.	0	0	0	0
Umberto Tracanella	Davide Campari-Milano S.p.A.	0	0	0	0
Vincenzo Visone	Davide Campari-Milano S.p.A.	6.000	0	0	6.000
Marco Vitale	Davide Campari-Milano S.p.A.	0	0	0	0
Anton Machiel Zondervan	Davide Campari-Milano S.p.A.	0	0	0	0

* in nuda proprietà per il tramite di società fiduciaria

Eventi successivi

Entrata del titolo Campari nel Midex
A partire dal 30 gennaio 2003 le azioni "Campari" sono entrate a far parte del Midex, l'indice delle società di media capitalizzazione. In particolare, rientrano nella composizione del Midex le 25 azioni domestiche quotate in Borsa selezionate principalmente sulla base di criteri di liquidità e di capitalizzazione e classificatesi successivamente a quelle incluse nel MIB 30. Conseguentemente all'entrata nel Midex, dalla stessa data le azioni "Campari" sono negoziate anche sul Mercato "After Hours" (TAH) organizzato e gestito da Borsa Italiana S.p.A.

Sottoscrizione di un accordo con i sindacati
In data 10 gennaio 2003, la Vostra società ha annunciato l'avvenuto raggiungimento di un importante accordo con i sindacati di categoria relativo alla razionalizzazione dell'assetto produttivo, che vedrà la progressiva dismissione della attuale unità produttiva di Sesto San Giovanni nonché la già citata apertura del nuovo stabilimento di Novi Ligure e la chiusura dell'unità produttiva di Termoli, della controllata Campari-Crodo S.p.A.
L'accordo raggiunto consente di mantenere invariato il livello occupazionale e garantisce concrete iniziative di ricollocamento, nelle aree degli stabilimenti dismessi, per tutti i dipendenti che lo ritenessero preferibile. L'accordo, che si caratterizza anche per importanti sostegni economici per i lavoratori che saranno inseriti nelle liste di mobilità, è stato raggiunto in totale trasparenza con le organizzazioni sindacali, con una comunicazione anticipata sin dal marzo 2002 e conclusione dell'operazione a fine 2005.

Evoluzione prevedibile della gestione

Nel breve e medio periodo si conferma un'evoluzione positiva e l'attesa di risultati soddisfacenti

Proposta del Consiglio di Amministrazione

A conclusione della presente relazione, Vi invitiamo ad approvare il Bilancio relativo all'esercizio chiuso al 31 dicembre 2002, nelle sue componenti di Stato Patrimoniale, Conto Economico e Nota Integrativa, così come predisposti, e proponiamo di destinare l'utile di esercizio, pari € 134.269.966, come segue:

- € 576.919 a riserva ammortamenti anticipati,
- € 24.675.200 a dividendo, pari a € 0,88 per azione in circolazione, ad eccezione di quelle proprie detenute dalla Società;
- € 109.017.847 a riserva straordinaria.

Ai sensi del D. Lgs. 18 dicembre 1997, n. 467, i crediti di imposta attribuiti ai sensi dell'art. 105, comma 1 lettera a), TUIR risultano essere € 13.879.800, pari a € 0,495 per azione.

Per il Consiglio di Amministrazione
Il Presidente
Luca Garavoglia